30

04024913

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DCE Energies

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5206 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/7/04

EXPERIENCE MATTERS



BCE EMERGIS
ANNUAL REPORT 2003

TABLE OF CONTENTS

02 OPERATIONAL HIGHLIGHTS
03 FINANCIAL HIGHLIGHTS
04 MESSAGE TO SHAREHOLDERS
08 MANAGEMENT'S DISCUSSION AND ANALYSIS
38 MANAGEMENT'S AND AUDITORS' REPORTS
39 CONSOLIDATED FINANCIAL STATEMENTS
43 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
66 CORPORATE GOVERNANCE
67 CORPORATE INFORMATION

PROFILE

BCE Emergis is a leading North American eBusiness company. We supply solutions and services to the transaction-intensive financial services market in North America and the Canadian health care and government sectors.

Our solutions allow the automation of transactions between partners, suppliers and clients, enabling them to interact and transact electronically more efficiently, faster, in a secure environment.

Our expertise and core competencies lie in inter-company financial processes, more specifically in the:

- Processing, adjudication and payment of prescription drug, dental and other health care services claims
- Enablement of electronic payments
- Paperless loan document processing
- Underlying related security services

Our customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. Our shares (TSX: IFM) are included in the S&P/TSX Composite Index.

The Company was created in 1988 as MPACT Immedia, and its shares were listed on the Toronto Stock Exchange in 1991. In 1998, MPACT Immedia acquired the Electronic Business Solutions operations of Bell Canada, and in January 1999, changed its name to BCE Emergis Inc.

Q1

- Delivery of the Visa Commerce global solution, which supports the secure and flexible messaging of electronic payment and remittance information
- New services added to the Secure Channel project with the Government of Canada

Q2

- Appointment of Tony Gaffney as Chief Executive Officer of the Company
- Delivery of a next generation of functionality to the Visa Commerce solution
- Addition of new mortgage services vendors and lenders, bringing the total *to 11 national vendors and 30 lenders connected to the eLending platform*
- Agreement with HealthLink Technologies, connecting over 200 clinics in Ontario to the electronic claims platform developed for the province's Workplace Safety and Insurance Board (WSIB)

Q3

- Settlement of a patent infringement litigation for more than $1 million in favour of BCE Emergis for its biller-direct electronic invoicing technology
- Addition of closing management functionality to the eLending platform
- Selection of BCE Emergis' solution through its partner Bell West by the Government of Alberta for the initial phase of the Alberta Secure Access Project
- Audiologists and hearing instrument practitioners in Ontario are able to submit bills to and receive payments from the Ontario WSIB electronic platform
- Renegotiation of the relationship with Freddie Mac, with respect to the Company's online workflow and processing tools for mortgages in the U.S.

Q4

- Agreement signed for the sale of the Company's preferred provider organization in the United States
- Agreement for the acquisition of WARE Solutions Corporation
- Visa Commerce initiative moves into production with a major customer
- First live cross-border payment transaction in a pilot with Visa International
- Announcement of the streamlining of the Company's cost structure to align it with its core revenue going forward

(Tables in millions of Canadian dollars, except per share data)

	2003	2002	% Change
Operations			
Core revenue	207.0	194.3	7
Non-core revenue	108.7	151.4	(28)
Total revenue	315.7	345.7	(9)
EBITDA[1,2]	22.0	(24.9)	188
Net loss from continuing operations			
Reported	(65.5)	(168.5)	61
Adjusted[2]	(13.8)	(74.3)	57
Net loss			
Reported	(96.8)	(110.3)	12
Adjusted[2]	(45.1)	(15.4)	(193)
Cash flow from (used for) operating activities	54.5	(43.1)	227
Per share data			
Net loss from continuing operations			
Reported	(0.64)	(1.66)	62
Adjusted[2]	(0.13)	(0.73)	82
Net loss			
Reported	(0.94)	(1.09)	13
Adjusted[2]	(0.44)	(0.15)	(190)
Cash flow from (used for) operating activities	0.53	(0.42)	225
Revenue components (% of total revenue)			
Recurring revenue	84	86	–
U.S.-sourced revenue	16	9	–
Financial position			
Cash and cash equivalents	128.6	99.7	–
Working capital	241.7	14.3	–
Long-term debt and deferred credits	29.1	62.0	–
Equity	415.3	601.9	–

[1] The term EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other issuers. We define it as earnings before depreciation, amortization of intangible assets, interest, loss or gain on foreign exchange, other income and expenses, and income taxes. EBITDA is presented on a basis that is consistent from period to period.
[2] Excluding restructuring and other charges in 2002 and 2003.



Tony Gaffney
President and Chief Executive Officer



GROWTH MATTERS

eBUSINESS IS REAL, AND IT'S GROWING IN NORTH AMERICA. IT IS EXPECTED TO BE A KEY DRIVER OF GROWTH IN IT SERVICES SPENDING IN THE COMING YEARS, AND WE ARE WELL POSITIONED TO BENEFIT FROM THIS MARKET, TO EXPAND OUR LEADERSHIP IN CANADA, AND TO MOVE OUR BUSINESSES IN THE U.S. TOWARDS PROFITABILITY.

Dear Shareholder,

As the world of electronic commerce continues to expand and find growing application in inter-company transactions, it becomes increasingly clear just how much experience in this field *does* matter.

BCE Emergis has that kind of experience and we intend to build upon it. That experience gives us clarity of purpose and allows us to articulate a strategy to build a successful future for the Company. A future defined by growth in areas where growth potential exists. A future where we will leverage our existing market-leading capabilities and customer base.

BRINGING CLARITY TO OUR POTENTIAL

The past year has been one of consolidation for the Company. BCE Emergis' broadly based approach to the business was a factor in its successfully weathering the challenging market conditions of recent years. But it has become evident to us that our future lies in a more focused strategy with a more tightly defined portfolio, a strategy where being customer-focused and offering solutions and services which address their needs is imperative.

A major step in this strategy was to sell our U.S. health operations. This was a significant move for the company, but one taken in the context of our objective to become a more focused Company. It improves our ability to concentrate on areas where we have unique expertise and core competencies. Given our focus going forward, our U.S. health operations were distinct, offering few synergies with the rest of our business.

BCE Emergis will now concentrate on those eBusiness markets with growth potential. Markets where we have established relationships. Markets where we have a proven track record of success and customer satisfaction.

The objectives of our strategy:

- To strengthen our position as an electronic business leader in Canada
- To drive our businesses in the United States towards profitability
- To achieve greater scale

To reach this, BCE Emergis will:

- Be more customer-driven and offer more complete solutions independently, or with industry partners, address customers' broadly based needs as opposed to serving only discrete elements of these needs
- Concentrate on those areas of electronic business where there is clear evidence that growth potential exists, primarily in the automation of finance-related processes, and specifically in claims, payments and loans processing and related security services in the health, finance, and government sectors
- Grow within our existing operations, winning large contracts and making strategic acquisitions

FORESEEING A STRONG FUTURE FOR eBUSINESS

What drives this strategy? Certainly our years of experience and insight into the business. But independent analysis also clearly supports this direction for BCE Emergis.

There is tremendous potential within North America's eBusiness industry. For businesses around the world, many of the decisions to invest in information technology are driven by the benefits of electronic business. Spending on electronic business in North America, where half of all such investments are made, is expected to grow significantly over the next several years.

And in what areas will that growth be concentrated? Exactly where we are focusing: the automation of finance-related processes, and in particular in claims, payments and loans processing solutions and services.

Our experience at BCE Emergis especially in the health and finance segments, is extensive. We have an advanced service delivery platform upon which we provide services in these areas. We have long-standing customer relationships with leading Canadian health insurers, banks, and Fortune 500 corporations, as well as government agencies.

Our experience was born from our beginnings as an entrepreneurial and innovative company that built the strong foundations of the BCE Emergis of today. The arrival of Bell Canada Enterprises added to the depth of our technical resources. Throughout these years, we gained deep process expertise. We learned how to apply networked technology to business processes and worked with customers to drive adoption. That expertise is a vital competitive advantage for us as we act to solidify our leadership position.

BUILDING ON EXPERIENCE AND STRENGTHS IN eHEALTH IN CANADA

Our activities in eHealth centre around the processing, adjudication and payment of claims, ranging from prescription drug claims, dental claims, and more recently, claims for workers' compensation board.

We have tremendous reach. Our network reaches 99% of all pharmacies and extends into 65% of all dentists' offices in the country. The drug and dental claims industry is about 50% automated today and we hold half of that market. This gives us an exceptional lead in serving a market that continues to grow.

Our recent acquisition of WARE Solutions has given us the ability to expand our capabilities even further. In the future, we intend to leverage WARE's advanced technology to enhance our drug plan adjudication solution and introduce a similar capability for dental claims.

And we also plan to introduce entirely new services such as electronic reimbursement and physician drug sample management in the months to come.

In addition to the drug and dental claims sector continuing the drive to full automation, governments are creating an entirely new market through their health-related initiatives and increased reliance on outsourcing opportunities. And here too, we have proven expertise and a highly advanced solution.

The Workplace Safety and Insurance Board (WSIB) of Ontario was the first to adopt and implement our Health Claim Management solution and the accompanying business process change. Already the solution allowed WSIB to fully automate the adjudication of 80% of Health Care and Labour Market Re-entry bills it received in the first full year of operations. That's a clear indicator of the value of the solution.

The WSIB is the third largest organization of its kind in North America. It receives more than 300,000 claims and processes approximately 2.4 million bills annually. Through its five-year agreement with BCE Emergis, the WSIB extends to Ontario's health and medical service providers the opportunity to benefit from improved workflow, faster payment and a simpler process for handling health bills.

Because BCE Emergis has set the standard with its workers' compensation board platform, we will market it aggressively to other governments in Canada. We will also look to leverage it in other segments of the insurance industry, including property and casualty claims.



FOCUS MATTERS

WE WILL LEVERAGE OUR EXPERIENCE, OUR TECHNICAL STRENGTHS AND OUR RELATIONSHIPS TO CONCENTRATE ON INTER-COMPANY NETWORKED PROCESSES FOR CLAIMS, LOANS AND PAYMENTS, AND RELATED SECURITY SERVICES IN THE HEALTH, FINANCE AND GOVERNMENT SECTORS.

BREAKING NEW GROUND IN eFINANCE

Our market position in eFinance is also strong where our focus is on the electronic enablement of payments and of loans.

We are among Canada's leaders in the enablement of electronic payments in partnership with the banks, and count Canada's top six banks as our customers. The depth of our experience in this area means we have a blend of established and early-stage services. As we go forward, we will aim at continuing to nurture and develop our established services. With our newer services, which



CUSTOMERS MATTER

WE HAVE ORGANIZED OUR COMPANY AROUND OUR CUSTOMERS TO GAIN GREATER INSIGHT INTO THEIR BUSINESS. WE ARE BETTER POSITIONED TO DELIVER MORE COMPLETE SOLUTIONS THAT MEET THEIR NEEDS.

provide us with critical "first mover" advantage, we intend to drive growth and profitability.

Among these critical emerging services is a payment solution with global potential for one of the world's largest players in the financial services market. We co-developed and now operate the Visa Commerce payment solution, and with Visa International, the first live, cross-border transaction was recently completed in a pilot with a Visa Member bank in the Asia-Pacific region.

Helping our customers better serve their own customers is also a core advantage for BCE Emergis, as is the case with Visa Commerce. Another example is our Corporate Tax Filing and Payment Services, which let Canadian financial institutions offer electronic tax filing and payments to their own corporate clients.

In the loan processing area, BCE Emergis is also building on its relationship with Freddie Mac. We've been using our experience and market insight to build an eLending platform for paperless mortgage fulfillment, closing and storage that we will commercially introduce in the U.S. marketplace in 2004.

In Canada, over 75% of the notaries involved in real estate in Québec have already opted to use our eLending Interchange solution to electronically receive mortgage instructions and complete legal and banking documentation.

PROVIDING SECURE SOLUTIONS

As security is a crucial element in the automation of networked business processes, the company that can provide networked solutions with reliable security and integrity is the company that will succeed beyond others. BCE Emergis is that company.

We are recognized among the leading North American companies in the security field. And again, we owe that position to our experience and record of accomplishments in this area.

For governments, for corporations, for individuals, security is an issue of growing importance. This sector has considerable expansion opportunity given the emphasis on national and corporate security, and the expectation that personal information and confidentiality of online transactions are totally protected.

Furthermore, governments are developing network-based programs for the delivery of government services and information to citizens and businesses – an environment where security and protection of personal information is obviously of paramount concern. For instance, we are working with the Government of Canada on the Secure Channel project and providing one of the most advanced security systems in North America.

The Company continues to build on its reputation for service excellence in the security field. For example, last year BCE Emergis was the first Canadian company to have successfully completed validation of compliance with Visa's *Cardholder Information Security Program* requirements. Again, a clear indication that we're equipped to lead in exploiting emerging business opportunities.

We will continue to work with our partner Bell Canada on security solutions for our clients, while exploring future electronic business opportunities.

BECOMING MORE CUSTOMER-FOCUSED

We have organized our Company around our customers. This is a significant evolution from the more product-oriented business unit structure, which we had in the past.

By focusing our organization on our customers, we are gaining greater insight into their needs and are better positioned to deliver solutions. That insight is adding to our competitive advantage as we seek to speed adoption of electronic business solutions.

The business model we have chosen and the realignments we have made simplify our business, create clearer responsibilities and accountability that, in turn, make us even more responsive to our customers' needs and more agile in responding to market changes.

We are merging our various technology and delivery teams into a single service delivery unit to ensure end-to-end customer service and operational excellence. We are also strengthening our organization in all areas that are essential to our success, including improving the productivity and effectiveness of our marketing and sales operations. To achieve this goal, we are introducing two new elements: a complex bid team to ensure that we have the appropriate resources to support our pursuit of large deals, and a security services practice to make sure these competencies are available to all of our customers.

The end goal for 2004 of all the changes we are implementing throughout BCE Emergis is to position the Company for growth. Going forward, we intend to drive growth through a balance of organic growth, winning large contracts, and acquisitions.

Our acquisition strategy will focus on three imperatives:

- Extending our existing service delivery platform
- Building greater market share
- Expanding our solutions' capabilities into related service areas

FINANCIAL PERFORMANCE

Though a challenging year from many perspectives – the decline in non-core revenue and the impact of a strong Canadian dollar on our U.S.-sourced revenue – our EBITDA and net income results came within our financial targets for 2003 when restructuring and other charges were excluded.

We saw growth in our core revenue of 7% in 2003, moving to 9% the growth once the impact of the foreign exchange rates was factored out.

As a result of the streamlining of our lines of business and a cost reduction program started in 2002, we greatly improved our EBITDA by trimming some $59 million in costs from the Company, compared to 2002. Our EBITDA for the year rose from negative $25 million to reach positive $22 million or 7% of our revenue, excluding restructuring and other one-time charges. These charges for 2003 totalled some $38 million, and relate to a further streamlining of our business in connection with the sale of our U.S. health operations.

We reported a loss per share for 2003 of $0.94 ($96.8 million), compared to a reported loss in 2002 of $1.09 ($110.3 million). A substantial portion of the losses in both years relates to assets write-downs, and restructuring and other charges. The restructuring was undertaken to ensure that our costs remain aligned with our revenue going forward.

The proceeds from the sale of our U.S. health operations represent a significant amount relative to the current value of BCE Emergis' remaining businesses. We intend to use these proceeds in both the short and medium terms in order to enhance shareholder value. We will actively explore various investment opportunities in the Canadian eHealth and North American, eFinance businesses where BCE Emergis has distinct leadership and competitive advantages. BCE Emergis will also consider other avenues to enhance shareholder value, including using a portion of the proceeds to repurchase shares or declaring a one-time special dividend.

MUCH TO BUILD UPON

Surveys completed among BCE Emergis' client base demonstrate industry-leading levels of customer satisfaction, clearly proving that we have listened to our customers and should strive to become even more customer-focused.



SOLUTIONS MATTER

WE WANT TO BE EVEN MORE RESPONSIVE TO MARKET DEMAND. WE WILL DELIVER SMART AND MORE COMPLETE SOLUTIONS INDEPENDENTLY, OR WITH INDUSTRY PARTNERS, TO ADDRESS CUSTOMERS' BROADLY BASED NEEDS.

We have much to build upon. I truly believe that BCE Emergis is a flexible and responsive enterprise. And certainly it needs to be in this ever-changing, ever-challenging industry.

We have gained tremendously from our experience of the past. It's given us strength and resilience. It's tempered our resolve. It will make a difference in 2004 as we continue to position our Company for success in 2005 and beyond.

Tony Gaffney
Montréal, Québec, Canada, March 12, 2004

This Management's Discussion and Analysis (MD&A) is intended to provide our view of the factors affecting our 2003 performance, to facilitate the understanding of the 2003 financial results, to compare to those of 2002, and to communicate our 2004 outlook as well as the issues and the risks that may have an impact on our future operations. It is intended to complement and supplement the financial information included in the Consolidated financial statements, Notes and other financial information included elsewhere in this annual report and on SEDAR at www.sedar.com. As a result, it should be read in conjunction with such financial information.

We report our Consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our" or the "Company" we mean BCE Emergis Inc. and its subsidiaries, unless otherwise indicated.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Management's Discussion and Analysis, elsewhere in the annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions identify forward-looking statements. The forward-looking statements in this annual report, including this MD&A, describe our expectations as of March 4, 2004.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. Other than the sale of our U.S. health operations, these statements do not reflect the impact of any transactions that may be accounted for or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness in general, the adoption rate of our eBusiness solutions by customers, our response to the eBusiness industry's rapid rate of change, competition, our operating results, the success of our U.S.-based operations, control by BCE Inc. (BCE), the integration of past acquisitions, failure or material change in any of our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, our ability to attract and retain key personnel, the protection of intellectual property, our ability to successfully defend against intellectual property infringement claims, the integrity of public key cryptography technology, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us, or on our behalf.

OVERVIEW

BCE Emergis is a leading North American eBusiness company. Our operations consist of supplying eBusiness solutions and services to the financial services market in North America and the Canadian health care and government sectors, automating transactions between companies and allowing them to interact and transact electronically. Our leading solutions are centred on claims, loans and payments processing, as well as related security services. Our customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. Our shares (TSX: IFM) are included in the S&P/TSX Composite Index.

As at December 31, 2003, we signed an agreement to sell the preferred provider organization (PPO) operations component of our U.S. health operations, which processes medical claims for the benefit of health care payors, for a total consideration of US$213.0 million in cash, subject to certain closing adjustments. In addition, we adopted a plan for the disposal of the care management operations component of our U.S. health operations. As a result, our U.S. health operations were reported as a discontinued operation and their contribution to our consolidated results of operations have been included as a separate line item above net loss.

In March 2004, we completed the sale of our PPO operations. We intend to use the proceeds of the sale in both the short and medium terms to enhance shareholder value. We will actively explore various investment opportunities in our Canadian eHealth and North American eFinance businesses where we have distinct leadership and competitive advantages. We will also consider other avenues to enhance shareholder value, including using a portion of the proceeds to repurchase shares or to declare a one-time special dividend.

Also in March 2004, we completed the sale of our care management operations for a total consideration of US$10.0 million. In our unaudited financial statements of December 31, 2003, released in January 2004, we took a write-down of $10.0 million ($8.0 million after tax) to reflect the estimated realizable value of that investment based on the information available at that time. Therefore, as a result of the sale, we reversed the write-down in our audited Consolidated financial statements of December 31, 2003. Following this change, the loss from our discontinued operations for 2003 was $31.3 million. The impact of this sale will be reflected in our 2004 first quarter results.

Our head office is located in Montréal, Québec, Canada. We also lease offices and facilities in various other locations in North America, including in the Toronto, Ontario area; the Washington, D.C. area; and in Greensboro, North Carolina. Our employees numbered 2,025 at December 31, 2003 (1,205 employees, excluding our U.S. health operations). BCE directly and indirectly owned 63.9% of our outstanding shares at December 31, 2003.

OBJECTIVES

- To strengthen our position as an eBusiness leader in Canada
- To drive our U.S. businesses towards profitability
- To achieve scale

STRATEGIC BUSINESS SEGMENTS

In 2003, our operations, other than our discountinued operations, were structured as two vertical segments:

eHealth Solutions addresses the Canadian health market by enabling the processing of claims for health insurance companies, and workers' compensation boards and related security services. We leverage our business relationships with leading health insurance companies in Canada to offer them cost savings and efficiencies, as well as the opportunity to re-engineer their business practices.

eFinance Solutions offers to North American enterprises a wide range of finance-related eBusiness solutions sold by our direct sales force, and through financial institutions, Bell Canada, and other industry leaders acting as distributors. The focus of this business segment is on payments enablement and loan document processing solutions and related security services.

In 2004, our corporate structure will continue to reflect our vertical industry focus across North America in health and financial services, focusing on areas of eBusiness that offer the highest potential for growth – claims, payments, loans and related security services. We continue to consider the three-year distribution agreement with Bell Canada for legacy products extended in October 2001 (Bell Legacy Contract) which expires at the end of 2004, as a non-core activity.

STRATEGY

Our strategy includes the following components upon which we plan to build our future success:
1. Focus our efforts in high-potential processing areas: claims, payments, loans and related security services
2. Grow through a balance of organic growth, large contracts and acquisitions
3. Offer more complete solutions and services
4. Strengthen marketing, sales and operations capabilities and industry partnerships
5. Become a more streamlined, customer-oriented organization

EXTERNAL SUCCESS FACTORS

In mapping out our strategy, we consider the following external factors as key in shaping the business environment in which we operate:

Economic conditions During times of economic uncertainty, companies reduce their technology spending which may impact our ability to sell, as well as the way we market and sell our solutions.

Adoption We develop and market technology solutions, which transform paper business processes into electronic business processes. Our success is dependent upon the overall rate of adoption of such technologies and processes by our target markets. Increased adoption of technology solutions will have a positive impact on the demand for our solutions.

We are a medium-sized company, often targeting large customers who operate in the Fortune 500 marketplace. Some of our potential customers may prefer to do business with companies of their own size. Alternately, some potential customers may choose to develop and implement solutions similar to ours using in-house resources. In both cases, such business decisions of potential customers could impact our revenue growth.

Competitive positioning We face competition from companies selling similar solutions which will impact our ability to grow, maintain our revenue base, and retain customers. It may also affect the product functionality we must develop and the selling strategies we must adopt.

Productivity Since our solutions can increase the operating efficiency of our customers through the conversion of paper business processes into electronic business processes, productivity pressures among existing and potential customers should have a positive effect on our business.

INTERNAL SUCCESS FACTORS

In order to achieve our objectives, we depend on the following critical internal success factors:

Employees Our ability to innovate, to develop new solutions, and to sell and deliver them on time to customers is dependent upon our ability to attract and retain highly skilled, committed and creative employees.

Service quality Our ability to deliver our solutions and provide our services to customers on time, in accordance with the expected levels and quality of service, including network and application security, availability and reliability, will affect our growth and profitability.

Sales and marketing Our ability to stimulate our distributors to proactively sell our solutions to their customers, as well as our ability to be effective in selling and marketing our solutions directly, will affect our growth and profitability.

Operating efficiency Our operating costs, consisting mainly of costs associated with employees, telecommunications and computing, must be aligned with our recurring revenue base. We must also continue to be effective in our allocation of capital resources and focused on execution, delivery and control to ensure we attain our profitability targets.

Research and development We must maintain an adequate level of funding for research and development to allow us to innovate and expand our product offerings.

(Tables in millions of Canadian dollars)

NON-GAAP FINANCIAL MEASURES

EBITDA

The term EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other issuers. We define it as earnings before depreciation, amortization of intangible assets, interest, loss or gain on foreign exchange, other income and expenses, and income taxes. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measurement tool, as it allows us to assess the operating performance of on-going businesses without the impact of amortization expense. We exclude amortization expense because its level depends substantially on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations as well as in valuation.

The following table reconciles EBITDA excluding restructuring and other charges to losses from continuing operations before income taxes on a consolidated basis:

2003	Q1	Q2	Q3	Q4	FY
EBITDA excluding restructuring and other charges	3.5	4.5	6.3	7.7	22.0
Restructuring and other charges	–	–	–	(38.2)	(38.2)
EBITDA	3.5	4.5	6.3	(30.5)	(16.2)
Depreciation	4.5	4.2	4.7	4.6	18.0
Amortization of intangible assets	7.4	7.4	7.0	6.2	28.0
Interest income	(3.7)	(4.7)	(4.8)	(5.0)	(18.2)
Interest on long-term debt	1.0	1.2	0.9	0.8	3.9
Loss on foreign exchange	–	0.7	0.2	–	0.9
Other	0.1	(0.1)	(0.1)	(0.5)	(0.6)
Loss from continuing operations before income taxes	(5.8)	(4.2)	(1.6)	(36.6)	(48.2)

2002	Q1	Q2	Q3	Q4	FY
EBITDA excluding restructuring and other charges	(33.1)	(3.6)	2.6	9.2	(24.9)
Restructuring and other charges	–	(118.0)	–	2.4	(115.6)
EBITDA	(33.1)	(121.6)	2.6	11.6	(140.5)
Depreciation	5.4	4.9	4.7	4.8	19.8
Amortization of intangible assets	15.8	7.6	8.0	7.3	38.7
Interest income	(0.8)	(0.9)	(0.9)	(0.5)	(3.1)
Interest on long-term debt	1.1	1.0	1.1	1.3	4.5
Loss (gain) on foreign exchange	0.2	(0.2)	0.4	0.5	0.9
Other	0.3	0.6	(0.6)	(1.0)	(0.7)
Loss from continuing operations before income taxes	(55.1)	(134.6)	(10.1)	(0.8)	(200.6)

(Tables in millions of Canadian dollars)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS EXCLUDING RESTRUCTURING AND OTHER CHARGES

The following table reconciles our net (loss) income from continuing operations excluding restructuring and other charges to our net (loss) income:

2003	Q1	Q2	Q3	Q4	FY
Net (loss) income from continuing operations excluding restructuring and other charges	(8.1)	(7.1)	(3.3)	4.7	(13.8)
Restructuring and other charges	–	–	–	(38.2)	(38.2)
Income tax related to the above	–	–	–	4.9	4.9
Income tax write-down	–	–	–	(18.4)	(18.4)
Net loss from continuing operations	(8.1)	(7.1)	(3.3)	(47.0)	(65.5)

2002	Q1	Q2	Q3	Q4	FY
Net loss from continuing operations excluding restructuring and other charges	(41.5)	(16.3)	(15.5)	(1.0)	(74.3)
Restructuring and other charges	–	(118.0)	–	2.4	(115.6)
Income tax related to the above	–	21.4	–	–	21.4
Net (loss) income from continuing operations	(41.5)	(112.9)	(15.5)	1.4	(168.5)

CORPORATE HIGHLIGHTS

Sale of U.S. health operations On December 31, 2003, we reached an agreement to sell the PPO operations component of our U.S. health operations to MultiPlan, Inc. for a total consideration of US$213.0 million, subject to certain closing adjustments. The agreement excluded the care management operations component of our U.S. health operations carried out by our subsidiary, National Health Services, Inc. and its subsidiaries (collectively, NHS), and certain other financial assets and liabilities. It is our view that the U.S. health business was distinct, with few synergies with the rest of our operations, and we saw little progress in creating a path for this business within our strategy. This transaction improves our ability to focus on our core strengths and on areas of our business that offer long-term growth opportunities.

The sale of our PPO operations was approved at a special meeting of shareholders held on February 26, 2004, and the transaction closed on March 4, 2004. Net proceeds to us will amount to approximately US$201.0 million. The purchase price is subject to adjustments following the calculation, within 120 days from the closing date, of the amount of the working capital of the operations as of the closing date: any shortfall from or excess over US$19.0 million will be paid by us or received by us on a dollar-for-dollar basis.

The sale of our PPO operations involved the sale of the shares of BCE Emergis Corporation, a wholly owned subsidiary of BCE Emergis, which carried on our PPO operations and which held options to purchase shares of a publicly traded company. While these options were excluded from the sale, they were not transferred out of the legal entity at closing. However, the terms and conditions of the sale allow us to retain substantially all of the economic benefit of the options.

We wrote down the carrying value of our investment in our PPO operations to the sale price, resulting in a charge at the end of the fourth quarter of 2003 of $77.3 million. A significant portion of this write-down relates to a foreign exchange loss, since the carrying value of the investment was originally recorded in 2000 at a rate of CA$1.42 per US dollar compared to the estimated rate of CA$1.30 applied to the sale price of the PPO operations as at December 31, 2003. A further loss or a gain on sale will be recorded in the first quarter of 2004 to reflect the difference between the estimated exchange rate of CA$1.30 and that at closing, and the net income generated from the operations in 2004.

On March 2, 2004, we completed the sale of the care management operations component of our U.S. health operations for US$10.0 million. The impact of this sale will be reflected in our 2004 first quarter results. The PPO and care management operations represented all of our operations in the health care field in the U.S.

Cost reduction Our continuing cost reduction efforts in 2003 resulted in a $59.3 million or 22% reduction in operating costs excluding restructuring and other charges, compared to 2002. These results were reflected in a $46.9 million improvement in EBITDA before restructuring and other charges for the year, from a loss of $24.9 million to positive $22.0 million.

Restructuring and other charges We took restructuring and other charges of $38.2 million in the fourth quarter of 2003. These charges reflect the streamlining of our organizational structure and the write-down of the value of certain assets. The restructuring plan included a rationalization of overhead to ensure that our cost structure is aligned with our core revenue going forward. Included in these charges were $22.1 million in cash charges related to severance and other employee costs, with the remainder representing asset write-downs in eFinance. In addition to the restructuring and other charges, we also wrote down $18.4 million in future income tax assets related to our U.S. subsidiaries.

Renegotiation of relationship with Freddie Mac In the eLending area, BCE Emergis and the Federal Home Mortgage Corporation (Freddie Mac) renegotiated their agreement for the marketing of its online workflow and processing tools for mortgages in the U.S. These negotiations were part of an overall agreement reached by the parties that included the termination of an existing marketing agreement. Under the terms of the new agreement, Freddie Mac paid us US$30.5 million representing an acceleration of previous financial commitments and we repaid the US$12.0 million promissory note issued to Freddie Mac in connection with our acquisition of Freddie Mac's online mortgage processing and closing technology tools in 2002. We are using the funds received to continue lender and vendor implementations, to complete the development of our comprehensive eLending mortgage platform, and to assist in the deployment of these services. With this new agreement, and a distribution agreement signed in October 2003, we have increased flexibility to intensify marketing and channel activities in order to accelerate the pace of adoption of eLending.

Visa Commerce In early November, the Visa Commerce ePayment initiative moved into commercial production with a major customer.

Acquisition of WARE Solutions In November 2003, we signed an agreement with WARE Solutions Corporation to acquire all of the outstanding common shares of WARE for $5.0 million. WARE offers web-based practice management software to health care providers, as well as claims processing and adjudication systems to payor organizations that will upgrade our adjudication platform, enhance our offering, and contribute to our growth strategy in the health claims sector in Canada. We completed the acquisition in early 2004, following formal approval by WARE shareholders.

In conclusion, we believe that during the year we were able to strengthen our focus on claims, payments and loans processing as well as related security services, areas where we have unique expertise and core competencies. In addition, we took steps to streamline our organization and to make it more customer-oriented.

FINANCIAL HIGHLIGHTS

STATEMENT OF EARNINGS

- 9% decline in overall revenue from 2002
- 7% growth in core revenue from 2002
- 28% decline in non-core revenue from 2002
- Restructuring and other charges totalling $38.2 million were recorded in the year
- EBITDA excluding restructuring and other charges amounted to $22.0 million, compared to a loss of $24.9 million in 2002
- Net loss from continuing operations totalled $65.5 million ($13.8 million before restructuring and other charges), compared to $168.5 million in 2002 ($74.3 million before restructuring and other charges)
- Net loss from discontinued operations of $31.3 million in 2003 (net income of $46.0 million before asset write-downs), compared to net income of $58.2 million in 2002
- Total net loss of $96.8 million ($0.94 per share) compared to $110.3 million ($1.09 per share) in 2002

BALANCE SHEET (DECEMBER 31)

- Cash and temporary investments of $128.6 million compared to $99.7 million in 2002
- Other current assets of $32.3 million compared to $6.1 million in 2002
- Total debt of $29.1 million compared to $62.0 million in 2002

STATEMENT OF CASH FLOWS

- $54.5 million of cash flows generated from operations, compared to cash flows used for operations of $43.1 million in 2002
- $11.5 million invested in capital assets in 2003 ($26.2 million including the financed portion), compared with $21.9 million in 2002 ($29.8 million including the financed portion)
- $2.6 million of cash used to fund acquisitions, compared to $35.0 million in 2002

CORPORATE PERFORMANCE

OBJECTIVES FOR 2003

Our 2003 objectives, as set out in the Management's Discussion and Analysis of our 2002 annual report, were as follows:

Objective #1 Drive growth in our recurring revenue, EBITDA and earnings.

Performance
- Our core recurring revenue in 2003 increased by $11.4 million or 8% to $160.9 million, compared with $149.5 million in 2002. This increase was mainly due to a $7.3 million increase in eHealth Solutions revenue, and a $4.1 million increase in eFinance Solutions revenue. Non-core revenue declined during the year, as expected, from $151.4 million in 2003 to $108.7 million, a decrease of 28%.
- In July 2003, we reduced our revenue target to reflect the negative impact of the stronger Canadian dollar on our U.S.-sourced revenue and a lower revenue expectation from our U.S. health operations.
- Our EBITDA in 2003, excluding restructuring and other charges, increased by $46.9 million to $22.0 million, compared to an EBITDA loss of $24.9 million in 2002, mainly due to an overall decrease in our operating expenses. Excluding the impact of restructuring and other charges taken at year-end 2003, and including the results of our U.S. health operations, EBITDA came within our annual target range set in December 2002.
- Our net loss from continuing operations for 2003, excluding restructuring and other charges, amounted to $13.8 million, compared to a net loss of $74.3 million for 2002. The $60.5 million improvement was directly linked to the improvement in EBITDA and the reduction of depreciation and amortization expenses. Net income per share, also excluding the impact of restructuring and other charges and asset write-downs taken at year-end, and including the results of our U.S. health operations, came wihtin our target range for the year.

Objective #2 Focus on operational excellence and execution.

Performance

- In 2003, based on an independent review of client satisfaction, we improved our Customer Value Index (CVI) from 69% in 2002 to 75% in 2003, a level above our internal target. All components of the CVI improved, including customer perception of the price, quality and value of our services, as did customer willingness to continue to use our services and to recommend our services to others.
- Our Visa Commerce initiative moved into production, with the successful live cutover of a major client to this new ePayment solution.

Objective #3 Leverage our relationships with Fortune 500 customers and with Bell Canada.

Performance

- In the eLending area, we renegotiated with Freddie Mac the marketing of our online workflow and processing tools for mortgages in the U.S. Under the terms of this agreement, Freddie Mac paid us US$30.5 million, representing an acceleration of previous financial commitments, and we repaid US$12.0 million for the promissory note issued to Freddie Mac in connection with our acquisition of its online mortgage processing and closing technology tools in 2002. We are using the funds received from Freddie Mac to continue to implement new lenders and mortgage service vendors, complete the development of our eLending platform, and deploy eLending services. With this agreement and a distribution agreement signed in October 2003, we have increased our flexibility to step up our marketing and channel activities in order to accelerate eLending adoption.
- Our U.S. bank channel for the distribution of our eInvoicing solutions as a stand-alone service has been less effective than expected in driving adoption. Consequently, a number of customers have decided not to continue using the solution due to its low adoption of the solution by their trading partners, As a result, the Company experienced a decline in the total number of its eInvoicing customers during the year.
- In addition, BCE Emergis and Bank One ended their relationship for reselling eInvoicing. This relationship never reached the active deployment stage and, as a result, no clients were ever signed up under the agreement with Bank One.
- The Government of Alberta selected BCE Emergis, through our channel partner Bell West, for the initial phase of the Alberta Secure Access Project (ASAP). ASAP is a common authentication and authorization platform for all government ministries in the province. It will ensure a secure electronic environment to allow Albertans and other stakeholders to gain access to government applications online. Upon successful completion of this phase, we expect to be able to sign a five-year contract for the operation and implementation of the ASAP platform.

Objective #4 Strategically position the Company to benefit from the anticipated growth in the eBusiness market.

Performance

- The sale of our U.S. health operations will position us to benefit from anticipated growth in the eBusiness market by allowing us to focus on higher growth areas of eBusiness where we have unique expertise and core competencies.
- The acquisition of WARE, which offers claims processing and adjudication systems to payor organizations, will enhance our service offering in the health care sector in Canada.

SIGNIFICANT ACCOUNTING ESTIMATES

About the CICA The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our Consolidated financial statements includes a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our Consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgement, which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses, and may require the assessment of factors where the final outcome is uncertain. Actual future results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgement and uncertainty, the amount currently presented in the Consolidated financial statements could, in the future, prove to be inaccurate. We consider the estimates described in this section to be important to the reader's understanding of our financial statements because these estimates rely on our judgement, and are based on factors that are highly uncertain.

The following details BCE Emergis' significant accounting policies that require our judgement and estimates:

Revenue recognition We sometimes sell our products under arrangements that include multiple elements. In these instances, the elements of the arrangements may be delivered at different times, requiring the determination of the appropriate time to recognize the revenue. This determination requires us to assess whether any of the undelivered elements is essential to the functionality of the product, as well as the fair value of each of the undelivered elements. The period over which the revenue related to such arrangements is recognized depends on the outcome of such assessments.

Allowances for doubtful accounts We maintain allowances for losses that we expect will result from customers who do not make their required payments. We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

Fixed assets We reviewed the useful lives of certain of our fixed assets and as a result, effective January 1, 2003, we extended the useful life of certain computer equipment and assets under capital lease from three years to a maximum of five years. This change in estimate has been accounted for prospectively since January 1, 2003, with no restatement of prior period amounts. The impact of this change in estimate resulted in a $2.0 million reduction in depreciation expense for the year ended December 31, 2003.

Disposal of long-lived assets and discontinued operations Effective May 1, 2003, we adopted the requirements of the CICA Handbook, Section 3475, *Disposal of Long-Lived Assets and Discontinued Operations*. This section provides guidance on recognizing, measuring, presenting, and disclosing long-lived assets to be disposed of. This section also replaces the disposal provisions in Section 3061, *Property, Plant and Equipment*, and Section 3475, *Discontinued Operations*. This section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at the lesser of its cost and its fair value, less disposal costs. The section also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets. As at December 31, 2003, we entered into an agreement to sell our U.S. health operations. And as a result, they were reported as a discontinued operation. We wrote down the carrying value of our investment in our PPO operations to the sale price, resulting in a charge at the end of the fourth quarter of 2003 of $77.3 million.

Valuation of goodwill and other intangible assets Effective January 1, 2002, we adopted the requirements of two new sections of the CICA Handbook, Section 1581, *Business Combinations*, and Section 3062, *Goodwill and Other Intangible Assets*. The new standards require that goodwill and intangible assets with an indefinite life no longer be amortized to earnings; they must instead be assessed for impairment on an annual basis by applying a fair value test at the reporting segment level. Any impairment losses are recognized to the extent that the carrying value of goodwill exceeds the implied fair value and are charged to earnings in the year in which they occur. In addition, new Section 3062, *Goodwill and Other Intangible Assets* includes a one-time transitional impairment test whereby any resulting impairment is charged to opening retained earnings.

An impairment of $183.4 million relating to impaired goodwill of the eHealth Solutions ($86.0 million), and eFinance Solutions ($97.4 million) business segments was charged to opening retained earnings in the second quarter of 2002.

The new standards require that acquired intangible assets be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The determination of the useful lives of intangible assets may be difficult to assess and may require considerable judgement and analysis. Intangible assets with an indefinite life are not amortized, but are periodically tested for impairment (at least annually). At the end of 2003, we assessed the carrying value of goodwill included in continuing operations and concluded that there was no impairment.

We determine the fair value of the reporting segments from internally and externally developed valuation models, using a market or income approach. These models consider various factors, including normalized earnings (cash flows), projected forward earnings (cash flows), price earnings multiples and discount rates. We use judgement to estimate the fair value of the reporting segments. Actual results could affect the reported value of goodwill.

Restructuring and other charges On certain occasions, we may decide to restructure or divest of some of our operations. At these times, we may also develop formal plans for exiting businesses and activities as part of the restructuring initiatives we intend to undertake. These plans require contractual commitments or other formal engagements with regard to severance and other costs for which liabilities as well as expenses are recognized. Furthermore a write-down may be taken which represents the excess of the carrying value of a business over the total of discounted cash flow expected from its use and eventual disposition. We may also have to adjust previously reported restructuring and other charges when payments are made or other commitments or liabilities are incurred under a previous plan. There may also be additional charges for new restructuring initiatives. We recorded restructuring and other charges of $38.2 million in the fourth quarter of 2003. These charges related to the streamlining of our organizational structure and the write-down of the value of certain assets.

Income taxes We use judgement when estimating income taxes and future income tax assets and liabilities. In preparing the financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure, as well as assessing temporary differences that result from the difference in treatment for accounting and tax purposes and the availability of loss carryforwards.

The temporary differences and tax loss carryforwards result in future income tax assets and liabilities, which are included in our balance sheet.

We are required to assess whether it is more likely than not that future income tax assets will be realized prior to their expiration and, based on all available evidence, determine if an adjustment is required on all or a portion of the recognized future income tax assets. Factors considered in the assessment of the likelihood of realization include our forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets, and the remaining period of loss carryforwards. As a result of our agreement to sell our PPO operations, our U.S. subsidiaries would no longer have been able to support future tax assets. Therefore, we have written off, as at December 31, 2003, an amount of $18.4 million in future tax assets related to these businesses.

Although realization is not assured, we believe however, based on available evidence, that it is more likely than not that all future tax assets related to our Canadian subsidiaries will be realized prior to their expiration. On January 24, 2003, as part of a tax loss monetization strategy in respect of which an advance income tax ruling was obtained, we entered into an arrangement with Bell Canada in order to accelerate the realization of our Canadian future income tax assets. Under this arrangement, we realized approximately $16.6 million of tax attributes in 2003. This transaction was reviewed and approved by an independent committee of the Board of Directors and a fairness opinion was obtained from an independent advisor. Either party can terminate this arrangement at any time. In addition, the arrangement will terminate in the event BCE is no longer the controlling shareholder of BCE Emergis.

Legal contingencies In the normal course of business, we become involved in various litigation matters. Pending litigation may represent potential financial loss to our business. We will accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on available information. We estimate the amount of the loss by consulting with outside legal counsel whom we hire to manage our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies. If the resolution of a legal matter results in a judgement against us or in the payment of a large settlement, it could have a significant and adverse effect on our results of operations, cash flows and financial position in the period in which the judgement or settlement occurs. At this time, we are not aware of any litigation that could have a material effect on us.

Stock-based compensation Effective January 1, 2002, we also adopted the recommendations of the CICA Handbook, Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

The new standard sets out the fair value-based method of accounting to be used in measuring the cost of employee stock option awards granted on or after January 1, 2002. Also in accordance with the CICA Handbook Section 3870, we elected to adopt the prospective application of the fair value-based method for measuring the compensation cost of employee stock options granted in 2003. However, for the options granted in 2002, we presented the resulting compensation expense in Note 5 to our Consolidated financial statements.

We disclose the effect of the compensation expense, resulting from the use of the fair value-based method of accounting for employee stock option awards granted in 2002 on a pro forma basis in Note 5 to our Consolidated financial statements. We expensed an amount of $0.4 million in 2003 for the options granted in 2003.

The fair value determination of the option grants requires us to make certain assumptions used in the Black-Scholes option pricing model, relating mainly to expected volatility of our shares. Inaccurate estimates could affect the amount of compensation expense that is expensed as well as the expense disclosed on a pro forma basis in Note 5 to the Consolidated financial statements.

Disclosure of guarantees Effective January 1, 2003, we adopted Accounting Guideline 14 (ACG-14) *Disclosure of Guarantees*. The purpose of this guideline is to improve the transparency of a guarantor's disclosure relating to obligations and risks arising from guarantees given regardless of whether it will have to make payments under the guarantees. Disclosure of this guideline has been provided in Note 19 to our Consolidated financial statements.

SELECTED QUARTERLY INFORMATION

	Q1		Q2		Q3		Q4	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Revenue								
Core	**49.4**	40.8	**54.0**	52.2	**52.0**	49.0	**51.6**	52.3
Non-core	**29.6**	42.4	**28.2**	38.5	**26.0**	36.5	**24.9**	34.0
Total	**79.0**	83.2	**82.2**	90.7	**78.0**	85.5	**76.5**	86.3
EBITDA excluding restructuring and other charges	**3.5**	(33.1)	**4.5**	(3.6)	**6.3**	2.6	**7.7**	9.2
Restructuring and other charges	**–**	–	**–**	(118.0)	**–**	–	**(38.2)**	2.4
EBITDA	**3.5**	(33.1)	**4.5**	(121.6)	**6.3**	2.6	**(30.5)**	11.6
Net (loss) income *from:*								
Continuing operations	**(8.1)**	(41.5)	**(7.1)**	(112.9)	**(3.3)**	(15.5)	**(47.0)**	1.4
Discontinued operations	**12.9**	13.6	**13.0**	17.1	**9.5**	20.3	**(66.7)**	7.2
Net income (loss)	**4.8**	(27.9)	**5.9**	(95.8)	**6.2**	4.8	**(113.7)**	8.6
Basic and diluted income (loss) per share	**0.05**	(0.28)	**0.06**	(0.94)	**0.06**	0.05	**(1.09)**	0.08
Weighted average number of shares outstanding used in computing basic and diluted income (loss) per share (in millions)	**101.9**	101.3	**102.0**	101.4	**102.8**	101.5	**103.2**	101.9
Balance sheet, end of period								
Total assets	**766.5**	1,071.5	**722.7**	797.2	**757.3**	851.1	**640.7**	813.2
Long-term debt (including current portion)	**56.7**	62.8	**58.6**	57.9	**35.8**	69.2	**29.1**	62.0

During 2003, we experienced a year-over-year decrease in total revenue in each quarter of 2003, mainly attributable to a reduction in revenue from non-core products, including the Bell Legacy Contract and other non-core and exited products. However, core revenue increased relative to 2002 for the three first quarters of 2003, with the fourth quarter of 2003 decreasing by 1% due to lower non-recurring professional services.

Despite lower revenue, EBITDA excluding restructuring and other charges increased on a sequential quarterly basis throughout 2003 due to continuing cost improvements. On a year-over-year basis, it improved in each of the first three quarters of 2003. The higher level of core revenue and the favourable adjustments relating to expense accruals for employee compensation resulted in the fourth quarter 2002 figure being higher than that in 2003.

As a result of our decision at year-end 2003 to sell our U.S. health operations, we have classified these operations as a discontinued operation and reclassified preceding quarters to conform to the new presentation. In the last quarter of 2003, we recorded $38.2 million of restructuring and other charges. The amount includes severance and other employee costs related to the streamlining of our operations and asset write-downs.

As at March 4, 2003, we had 103,223,170 common shares issued and fully paid, as well as 6,226,425 options outstanding.

RESULTS OF OPERATIONS

The following review of our results of operations relates to our continuing operations and therefore excludes the impact of our U.S. health operations on our financial results for both 2003 and 2002, unless otherwise noted.

REVENUE

Definition of recurring and non-recurring revenue Our revenue recognition policy is disclosed in our Notes to our Consolidated financial statements. Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes transactions or usage-based charges for access to our technology and for services including claims processing, drug claim adjudication and payment, payment and presentment processing and electronic messaging, and fixed and/or user-based monthly charges, primarily for hosting and securing network services. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above. Non-recurring revenue includes fees for professional services related to the development, implementation, installation and integration of our solutions for customers, and initial software license and activation fees.

Effective January 1, 2003, we modified the definition of recurring and non-recurring revenue and reclassified certain types of revenue generated by the sale of services or products. Certain types of revenue related to multiple element arrangements or contracts (such as fees for professional services and activations, as well as initial software license fees) which are recognized pursuant to GAAP over the life of the contract, are now reported as recurring revenue. In prior years, such revenue was reported as non-recurring. The impact of this change on prior years' revenue was not significant.

Definition of non-core revenue Non-core revenue includes revenue derived from the Bell Legacy Contract and from other non-core and exited products. Under the Bell Legacy Contract, we provide business Internet access services that are no longer considered core to our business strategy. It generated $126.2 million and $98.6 million in guaranteed revenue for us in 2002 and 2003 respectively, and will generate $65.1 million in guaranteed revenue in 2004, which is the final year of the contract. Other non-core and exited products include a number of products which we decided in March 2002 we would no longer support or would sell, since they offered little opportunity for growth, were not profitable or were not consistent with our strategy going forward. These other non-core and exited products generated $25.2 million and $10.1 million in revenue in 2002 and 2003 respectively, and are expected to generate considerable less revenue in 2004. Revenue, other than that from the Bell Legacy Contract and other non-core and exited products, is considered core. We continually review our lines of business to ensure that they remain consistent with our business strategy as it evolves to meet the changing needs of the eBusiness market.

(Tables in millions of Canadian dollars)

CORE, NON-CORE REVENUE

2003	Recurring $	%	Non-Recurring $	%	Total $	% Total
Core eFinance Solutions	**107.1**	**71**	**44.2**	**29**	**151.3**	**48**
Core eHealth Solutions	**53.8**	**96**	**1.9**	**4**	**55.7**	**18**
Total	**160.9**	**78**	**46.1**	**22**	**207.0**	**66**
Non-core revenue	**105.2**	**97**	**3.5**	**3**	**108.7**	**34**
Total revenue	**266.1**	**84**	**49.6**	**16**	**315.7**	**100**

2002	Recurring $	%	Non-Recurring $	%	Total $	% Total
Core eFinance Solutions	103.0	78	29.4	22	132.4	38
Core eHealth Solutions	46.5	75	15.4	25	61.9	18
Total	149.5	77	44.8	23	194.3	56
Non-core revenue	146.5	97	4.9	3	151.4	44
Total revenue	296.0	86	49.7	14	345.7	100

Variance between 2003 and 2002	$	%
Core eFinance Solutions	18.9	14
Core eHealth Solutions	(6.2)	(10)
Total	12.7	7
Non-core revenue	(42.7)	(28)
Total revenue	(30.0)	(9)

Total revenue for 2003 decreased by $30.0 million or 9% to $315.7 million, due to lower non-core revenue of $42.7 million, partly offset by higher core revenue of $12.7 million resulting from a higher contribution from eFinance Solutions.

Core revenue Our core revenue totalled $207.0 million compared to $194.3 million in 2002, an increase of $12.7 million or 7% reflecting a higher contribution from core eFinance revenue, partly offset by a decrease in contribution from eHealth. Recurring revenue accounted for $160.9 million or 78% of our total core revenue for 2003 compared to $149.5 million or 77% of our total core revenue in 2002. Core recurring revenue increased by $11.4 million or 8% in 2003, resulting from higher contributions of $7.3 million from eHealth Solutions due to higher transaction volumes from the Ontario Workplace Safety and Insurance Board (WSIB) and our insurance company clients, and of $4.1 million from eFinance Solutions due to higher transaction and service volumes from our eBusiness Solutions and our ePayment lines of business. Core non-recurring revenue for 2003 totalled $46.1 million compared with $44.8 million in 2002. The slight increase in core non-recurring revenue was due to an increase in professional fees from our eLending line of business, partly offset by a lower contribution from eHealth Solutions as development work on our WSIB initiative was substantially completed in 2002.

Non-core revenue Non-core revenue in 2003 included $98.6 million from the Bell Legacy Contract, down $27.6 million from 2002, and $10.1 million in 2003 from other non-core and exited products, down $15.1 million from 2002. The decline in revenue from the Bell Canada Legacy Contract was consistent with the revenue profile committed under the contract. Committed revenue for 2004 is $65.1 million. These amounts include revenue received from Bell Canada and directly from BCE Emergis customers for whom Bell Canada acts as our distributor.

In connection with the Bell Legacy Contract, we retained BCE Nexxia Inc., on a fixed-price basis, as our exclusive Canadian supplier of services such as network and operations management services, product management, development and implementation. These services enable us to offer, support, provision and deliver business Internet access services as well as electronic business network and security services.

The Bell Legacy Contract, which makes up the majority of non-core revenue, contributes an EBITDA margin of 17% on the revenue it generates throughout its term. As such, the decrease in revenue from this contract will also result in a decrease in its EBITDA contribution in dollar terms in 2004.

The $15.1 million decrease in revenue from other non-core and exited products was the result of our decision in April 2002 to exit certain product lines, which were no longer part of our strategy. As of December 31, 2003, we still operated two of these product lines–EDI messaging and a small legacy bill presentment product– that we intend to exit completely during the first half of 2004.

The majority of our non-core revenue is generated in our eFinance business segment.

Related-party revenue Related-party revenue consists of revenue derived from other companies within the BCE group. We provide our related parties services for their internal use and we have a distribution relationship with Bell Canada whereby it distributes our services to third parties. Among these services are those provided under the Bell Legacy Contract. Related-party revenue represented $91.4 million in 2003 or 29% of total revenue, compared to $141.3 million or 41% in 2002. Included in the $91.4 million is $41.2 million of revenue pertaining to the Bell Canada Legacy Contract, representing 45% of our related-party revenue. In 2002, this amount was $69.2 million or 49% of the related-party revenue. The decline of $49.9 million in total related-party revenue is due mainly to the revenue reduction associated with the Bell Canada Legacy Contract, as well as to lower professional fees and to the absence in 2003 of license sales to our related parties that were present in 2002. The majority of related-party revenue is generated in our eFinance business segment.

Core eHealth Solutions revenue We operate the largest private electronic real-time, point-of-sale claims processing network in Canada for adjudicating prescription drug claims and transmitting drug and dental claims. Some 99% of Canadian pharmacies and 65% of Canadian dentists can process claims on our system, either via a direct network connection installed in pharmacies or via exchange gateways interacting with other telecommunication carriers or private corporate networks. Our health claims processing solutions enable us to quickly and efficiently process claims and provide other services and information valuable to health care payors and their providers. We also process workers' compensation claims.

eHealth Solutions generated core revenue of $55.7 million or 18% of total revenue in 2003 compared to $61.9 million or 18% in 2002. The decrease of $6.2 million was mainly due to lower non-recurring revenue of $13.5 million as development work on our initiative for the Ontario WSIB was substantially completed in 2002. The decrease in core non-recurring revenue was partly offset by an increase of 16% or $7.3 million in core recurring revenue principally due to increased volumes related to our initiative with the WSIB, as well as to other eHealth product lines whose revenue increased by an average of 7% in 2003 due to a higher volume of claims.

Most of the revenue from this business segment is generated through a few major clients, which are under contract with us for the next two to three years. The revenue stream from this business segment grows in step with the market share of the business volume of our clients and with our capacity to accelerate our penetration of the electronic dental and extended health claims adjudication market. Core eHealth Solutions is expected to continue to be the most significant contributor to our EBITDA in 2004.

Our strategy is to continue to leverage our ability to provide cost-effective processing of claims for insurance companies, workers' compensation boards as well as other governments organizations. Pursuant to our strategy for Canadian eHealth, we acquired WARE Solutions, whose dental and drug adjudication technology will enhance our service offering. Starting in April 2004, we will provide drug claim adjudication and associated services for the group drug plans of Bell Canada and certain of its affiliated companies. The group drug plans of these companies cover approximately 165,000 employees, retirees and dependents, and will contribute over 1.0 million additional claims transactions per year for us.

Core eFinance Solutions revenue eFinance Solutions offers a wide range of finance-related eBusiness solutions, including payment, loan-related document processing and online security solutions. These solutions are offered in Canada and the U.S., through direct sales and through financial institutions and Bell Canada, acting as distributors.

Core eFinance revenue was $151.3 million or 48% of total revenue compared to $132.4 million or 38% in 2002. The $18.9 million or 14% increase in core revenue in 2003 is due to higher non-recurring core revenue of $14.8 million mainly from professional services generated from the implementation of new lenders and mortgage service vendors on our eLending platform in the U.S., and to higher recurring core revenue of $4.1 million related to the Secure Channel initiative with the Government of Canada and to Visa Commerce. Core recurring revenue growth was partly offset by an anticipated decline in revenue from our card services network as a result of a related-party client migrating from our platform onto their own internal platform.

Core revenue from this business segment includes the majority of the revenue we generate from the BCE group, principally Bell Canada, resulting from Bell's own use of our services as well as those generated by Bell as a distribution channel of our services. In 2003, core eFinance revenue from the BCE group totalled $48.4 million or 32% of total core eFinance revenue, compared to $56.4 million or 43% in 2002.

In 2003, eFinance Solutions generated core revenue from three lines of business: eBusiness, ePayment and eLending Solutions:

eBusiness Solutions Core revenue from this line of business, which includes our eFinance operations in Canada, decreased by 4% in 2003 from 2002 due mainly to lower non-recurring revenue from professional fees. In 2002, we generated significant professional fees from development work related to a network-centric services project and a license related to our point-of-sale processing product, which provides authorization and settlement services for major credit cards. This decrease was partly offset by higher recurring revenue generated by our security services.

In 2004, we expect that core revenue and EBITDA from this line of business will be impacted by the expiry of certain contracts related to our card services network, to messaging and collaboration services and to our security-PKI services. In addition, we anticipate that our bill presentment product will generate negative EBITDA, since it remains in the early stages of market development. We will continue to review the potential market and our capacity to mitigate this negative impact on our results.

ePayment Solutions This line of business includes our Visa Commerce and eInvoicing solutions, the majority of whose customers are in the U.S. Core revenue from this line of business increased by 9%, compared to last year due to growth in recurring revenue from our Visa Commerce initiative, partly offset by lower non-recurring revenue from professional fees related to the same project. Excluding the negative impact of the stronger Canadian dollar on U.S.-sourced revenue, revenue from this line of business would have increased 18% compared to 2002.

Near the end of 2003, the Visa Commerce ePayment initiative moved into production with a major customer and Visa International completed its first live, cross-border payment transaction in a pilot project with a Visa Member bank in the Asia-Pacific Region.

Our eInvoicing solution continued to experience growth in the number of trading partners and transactions processed, as certain customers who are in a position to influence adoption by their trading partners experienced the cost benefits and efficiencies the service can deliver. However, broad adoption of eInvoicing as a stand-alone service has been less than expected and a number of customers who are challenged with adoption within their trading communities decided not to continue using the solution. We intend to explore available avenues to improve the value of this solution in our portfolio.

The ePayment line of business generated EBITDA losses in 2002 and 2003. In 2004, we intend to reduce its negative contribution to EBITDA through operating cost reductions.

eLending Solutions This line of business includes our eLending services in the U.S. and in Canada. Core revenue from this line of business increased by 126% compared to 2002. Substantially all of the revenue in 2003 represented non-recurring professional service fees related to the implementation of mortgage service vendors and lenders onto our U.S. eLending platform. Freddie Mac funded these implementations as part of a marketing and acquisition agreement signed in 2002.

Under the terms of a new agreement between the parties, the existing agreement was terminated and Freddie Mac paid us US$30.5 million, which we are using to continue lender and vendor implementation, complete the development of our mortgage loan processing platform, and assist in the deployment of our services. In October 2003, we negotiated a new distribution agreement with Freddie Mac.

Core recurring revenue decreased by 2% mainly due to a decrease in revenue from the U.S. as our appraisal delivery service provided to Freddie Mac was transferred under our new agreement with this client. This decrease was partly offset by a 32% increase in revenue from our Canadian eLending interchange for mortgages.

This line of business generated positive EBITDA from implementation fees and the funding of development and operations expense received from Freddie Mac under the 2002 agreement. As of December 31, 2003, deferred revenue for future lender and mortgage service vendor implementation totalled US$15.8 million, and that for future development and deployment totalled US$6.9 million.

In 2004, we will continue to implement lenders, mortgage service vendors and other channel partners onto our network, and to develop and deliver the remaining two products required to complete the U.S. eLending platforms: electronic closing and vault services. We anticipate that the eLending contribution to EBITDA in 2004 will be negatively impacted by lower funding received from Freddie Mac for the development and operations expense under the terms of the new agreement signed in September 2003.

The success of our eFinance business segment is largely dependent upon our ability to increase adoption of our technology solutions and to the successful marketing of our products both by us directly and by our distribution partners.

EXPENSES

Direct costs and gross margin Direct costs consist of telecommunications costs relating to services provided to customers, the cost of products or services purchased specifically for customer projects, royalties payable to third parties pertaining to certain products, and personnel costs for the installation and integration of specific customer projects directly related to revenue.

(Tables in millions of Canadian dollars)

DIRECT COSTS

	2003		2002		Variance between 2003 and 2002	
	$	% Revenue	$	% Revenue	$	%
eHealth Solutions	**19.2**	**29**	14.1	17	5.1	36
eFinance Solutions	**64.6**	**26**	87.3	33	(22.7)	(26)
	83.8	**27**	101.4	29	(17.6)	(17)

Overall direct costs decreased by $17.6 million or 17%. The dollar amount decrease in direct costs in eFinance Solutions was principally caused by the reduction in direct costs associated with the Bell Canada Legacy Contract. Direct costs for our eHealth Solutions business segment increased mainly due to costs associated with the growing recurring revenue stream from the Ontario WSIB initiative.

GROSS MARGIN

	2003		2002		Variance between 2003 and 2002	
	$	% Revenue	$	% Revenue	$	%
eHealth Solutions	**47.9**	**71**	67.3	83	(19.4)	(29)
eFinance Solutions	**184.0**	**74**	177.0	67	7.0	4
	231.9	**73**	244.3	71	(12.4)	(5)

The $12.4 million gross margin decrease year over year was mainly due to a lower contribution from eHealth Solutions reflecting a drop in high-margin non-recurring revenue from the Ontario WSIB initiative, partly offset by lower margin recurring revenue as the initiative moved from the development stage into production in 2003.

EXPENSES

	2003		2002		Variance between 2003 and 2002	
	$	% Revenue	$	% Revenue	$	%
Operations	**96.1**	**30**	113.1	33	(17.0)	(15)
Sales and marketing	**34.2**	**11**	55.6	16	(21.4)	(38)
Research and development	**42.8**	**14**	68.2	20	(25.4)	(37)
General and administrative	**36.8**	**12**	32.3	9	4.5	14
Total operating expenses before:	**209.9**	**67**	269.2	78	(59.3)	(22)
Restructuring and other charges	**38.2**		115.6		(77.4)	
Total operating expenses	**248.1**		384.8		136.7	

(Tables in millions of Canadian dollars)

Operations Operations expense consists primarily of personnel and personnel-related costs, software and hardware maintenance, and facilities costs associated with each line of business. Expense levels have decreased due to the reduction of operation costs related to the Bell Legacy Contract and to the impact of our 2002 program to streamline activities. Further benefits are expected in 2004 as we put in place a new program to streamline operations in connection with the signing of an agreement on December 31, 2003, to sell our U.S. health operations.

Sales and marketing Sales and marketing expenses consist primarily of personnel-related costs, as well as promotional and trade show expenses related to the development of active and future products. Expenses have decreased as result of reduced headcount, consulting fees and expenses related to our restructuring and cost-cutting initiatives. In 2004, we anticipate sales and marketing expenses to increase slightly as a percentage of revenue.

Research and development Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and enhancement and maintenance of existing solutions. The line item has decreased as a percentage of revenue due to our decision to exit products under development in 2002 and to the favourable impact of funds received from Freddie Mac for the development of our eLending platform in the U.S. as determined by our agreement with Freddie Mac. During the year, we recorded investment tax credits in the amount of $3.4 million ($2.2 million in 2002), which reduced our research and development expenses. We target research and development expenses in 2004 to remain at levels similar to those in 2003.

General and administrative General and administrative expenses consist largely of personnel-related costs for corporate departments and facilities' costs. Expenses increased compared to last year both as a percentage of revenue and in total dollar terms due mainly to higher professional service fees related mostly to our strategic initiatives, short-term employee incentive programs, and the provisioning of accounts receivable. We expect a reduction in this line item as a percentage of revenue in 2004 as a result of our initiative to streamline operating costs discussed below.

Restructuring and other charges In December 2003, we signed an agreement to sell the majority of our U.S. health operations. As a result of this announcement, we developed a restructuring program to streamline our organizational structure and rationalize our overhead in order to align our cost structure with core revenue going forward. This resulted in a pre-tax charge of $38.2 million for the year ended December 31, 2003. The charge included cash restructuring charges totalling $22.1 million for employee severance and other employee costs, and asset write-downs totalling $16.1 million. At December 31, 2003, $20.8 million of the cash charges had not yet been paid and was included in accounts payable and accrued liabilities. At December 31, 2003, an amount of $9.2 million, consisting of $4.6 million included in accounts payable and accrued liabilities and $4.6 million included in the non-current liabilities section of the balance sheet, remained outstanding from our 2002 restructuring plan.

In the event that actual amounts of the cash restructuring charges differ from the estimates, the charge will be adjusted accordingly. We do not expect, at this time, that actual amounts will be significantly different from estimated amounts. Details of the restructuring and other charges are included in Note 7 to our Consolidated financial statements.

Depreciation Depreciation expense relates to computer equipment, assets under capital leases, furniture and fixtures, office equipment and leasehold improvements. As a result of a review of the estimated useful lives of certain assets made as of January 1, 2003, those for computer equipment and assets under capital lease were increased from three years to a maximum of five years. This revision reduced depreciation by $2.0 million for 2003.

The decrease in depreciation for the current year is the result of lower capital expenditures in both 2002 and 2003. In 2004, we target this line item to remain constant with the 2003 expense.

DEPRECIATION

	2003	2002	Variance between 2003 and 2002	
	$	$	$	%
	18.0	19.8	(1.8)	(9)

(Tables in millions of Canadian dollars)

Amortization of intangible assets Amortization of intangible assets relates to software, licenses and other acquired rights. Also, consistent with the purchase method of accounting for acquisitions, we allocate a portion of the cost of purchase to acquired technologies, customer relationships and goodwill. Due to the rapid rate of change in technology, we believe that these assets have short lives or associate their useful lives to the term of related agreements, and have therefore estimated their useful lives at periods ranging between three and eight years. We amortize these assets over periods ranging from three to eight years from the date of acquisition.

Amortization of intangible assets decreased from 2002 to 2003 by $10.7 million due to the write-down of intangible assets included in our 2002 restructuring and other charges, partly offset by amortization of customer relationships and acquired technologies from Freddie Mac, e-route and Bank of America acquisitions described in Note 10 to our Consolidated financial statements. In 2004, we expect a reduction in amortization due to the write-down of certain intangible assets taken on December 31, 2003.

AMORTIZATION OF INTANGIBLE ASSETS

	2003	2002	Variance between 2003 and 2002	
	$	$	$	%
	28.0	38.7	(10.7)	(28)

Interest income Interest income increased by $15.1 million in 2003 compared to 2002 mainly due to the impact of our tax loss monetization structure as described in Note 17 to our Consolidated financial statements. This interest income from a related-party, totalling $16.0 million, was recorded in other current assets. In 2004, our interest income is expected to be higher than that in 2003 as a result of the net proceeds received in March 2004 from the sale of our PPO and care management operations. However, interest income generated by the tax loss monetization arrangement is expected to be consistent with 2003 as a result of lower interest rates, offset by a full-year impact of the arrangement.

Interest on long-term debt The reduction of $0.6 million in interest on long-term debt is mostly attributable to the repayment of the promissory note issued to Freddie Mac and to a decrease in acquisitions of fixed assets financed by long-term debt. We expect interest on long-term debt to decrease in 2004.

Income tax The income tax provision for the 2003 fiscal year on continuing operations is $17.3 million, compared to a recovery in 2002 of $32.1 million. The effective tax rates for 2003 and 2002 for continuing operations were (35.9%) and 16.0% respectively. The statutory tax rates for 2003 and 2002 for continuing operations were 35.2% and 37.3% respectively. The increase of the 2003 effective tax rate over 2002 is mainly attributable to the valuation allowance taken in 2003 to reduce the future income tax assets in the continuing U.S. operations and the non-deductible interest related to a tax loss monetization arrangement with Bell Canada, a related party.

The purpose of the tax loss monetization arrangement, in respect of which we obtained an advance income tax ruling, is to accelerate the realization of certain of our future income tax assets in Canada. In 2003, it generated additional net interest income of $16.0 million and a provision (deferred) for income taxes in the amount of $16.6 million, which negatively impacted our net loss by $0.6 million. Under this arrangement, we realized approximately $52.2 million of tax attributes in 2003. This transaction was reviewed and approved by an independent committee of our Board of Directors and a fairness opinion was obtained from an independent advisor. Either party can terminate this arrangement at any time. In addition, the arrangement will terminate in the event BCE is no longer the controlling shareholder of BCE Emergis.

We initiated the capital arrangements associated with the tax structure with a temporary loan of $1.0 billion from our banker. The funds were then advanced to Bell Canada through a subordinated demand loan at a rate of interest equal to 5.567% for 2003. The loan is unsecured and subordinated, is payable on demand and may be repaid at any time. A wholly owned subsidiary of BCE Emergis then issued preferred shares to Bell Canada in exchange for $1.0 billion in cash. The preferred shares are non-voting, cumulative, redeemable and retractable at any time. During 2003, the dividend rate was of 3.859% on an annual basis. The interest rate on the loan to Bell Canada and the dividend rate on the preferred shares are reset at the beginning of each year. Subsequently, the wholly owned subsidiary loaned the preferred share issue proceeds of $1.0 billion to us, on an interest-free basis. This loan is payable on demand and may be repaid at any time. We then repaid the temporary loan of $1.0 billion to its banker. Either party may terminate these agreements at any time. We have the legal right to offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada and intend to do so. As a result, these items, as well as the related interest income and interest expense representing the dividend payable on the preferred shares have been presented on a net basis. Further details of the arrangement are described in Note 17 to our Consolidated financial statements.

The current income tax provision for continuing operations is $2.9 million in 2003 compared to a current income tax provision of $12.6 million in 2002. The difference is attributable in part to the reduction in 2003 of charges to other companies under common control that are not reflected in the loss before income taxes from continuing operations.

The future income tax expense for continuing operations is $14.4 million in 2003 compared to a future income tax recovery of $44.7 million in 2002. The difference is mainly attributable to the reduced loss from continuing operations before tax in 2003, compared to 2002 and to non-deductible interest related to the tax loss monetization arrangement. In addition, the above-mentioned valuation allowance on future income tax assets also contributed to the increase in future income tax expense.

Future income tax assets are composed of deductible temporary differences arising principally from the excess of the tax basis of our depreciable assets over their carrying value and, to a lesser extent, from a scientific research and experimental development tax pool. The future income tax assets also include Investment Tax Credits (ITCs) generated by our eligible scientific research and experimental development activities. ITCs are recorded as a reduction of our research and development expenses.

Related-party expenses Related-party expenses consist of expenses from other companies within the BCE group which consist of telecommunications expenses included in direct costs, and telecommunications and other services included in operating expenses. For 2003, direct costs amounted to $63.9 million compared to $90.6 million, a decrease of 29% due directly to a decrease in revenue from the Bell Legacy Contract. Other expenses were virtually stable at $53.7 million in 2003 compared to $54.2 million in 2002.

Discontinued operations and assets held for sale On December 31, 2003, we signed an agreement to sell the PPO operations component of our U.S. health operations. In addition, we adopted a plan of disposal for the care management operations component of our U.S. health operations. Accordingly, the results of operations, cash flows and financial position of our U.S. health operations have been segregated in the accompanying Consolidated financial statements, and are reported as discontinued operations as a single line item on these Consolidated financial statements. We completed the sale of our care management operations and that of our PPO operations on March 2 and March 4, 2004, respectively.

Revenue from our discontinued operations decreased by $31.6 million to $162.6 million in 2003 from $194.2 million in 2002. This decrease was mainly due to the unfavourable impact of foreign exchange of $17.5 million and to the non-renewal of two care management contracts. Total expenses for our discontinued operations decreased by $30.3 million in 2003 compared to 2002, due to an expense reduction program designed to align the cost structure of U.S. health with its level of revenue, as well as the positive impact of foreign exchange. As a result of the sale agreement for our PPO operations and the plan of disposal for our care management operations, we reviewed the value of our assets held for sale in light of the fair market value and wrote down the assets by $77.3 million.

The income tax provision for the 2003 fiscal year on our discontinued operations was $4.0 million, compared to an income tax recovery of $12.5 million in 2002. The increase in the tax provision of 2003 compared to 2002 was mainly attributable to a reduction in 2003 of charges from other companies under common control that are not reflected in income before income taxes of our discontinued operations.

Net loss Our net loss decreased by $13.5 million in 2003 to $96.8 million from $110.3 million in 2002. The decrease in the net loss was mainly due to a $136.7 million reduction in operating expenses related to our continuing operations, including restructuring and other charges, the favourable impact of $15.1 million of interest income, and a reduction of $12.5 million in depreciation and amortization of intangibles in 2003 compared to 2002. These positive variances were partly offset by a reduction in gross margin of $12.4 million mainly as a result of the decrease in revenue and the revenue mix, the negative impact of the write-down of the future income tax assets related to our U.S. subsidiaries and other tax adjustments totalling $49.4 million, and the net loss from our discontinued operations, which included a write-down of $77.3 million of our assets held for sale.

(Tables in millions of Canadian dollars)

LIQUIDITY AND CAPITAL RESOURCES

The table below sets forth a summary of cash flow activity and should be read in conjunction with our Consolidated statements of cash flows:

	2003	2002
Cash flows from (used for) operating activities	54.5	(43.1)
Cash flows used for investing activities	(14.1)	(53.5)
Cash flows used for financing activities	(43.7)	(29.3)
Other	(6.2)	0.1
Net decrease in cash and cash equivalents from continuing operations	(9.5)	(125.8)
Cash flows from discontinued operations	39.9	49.5
Net increase (decrease) in cash and cash equivalents	30.4	(76.3)

As at December 31, 2003, we had $128.6 million in cash and temporary investments on hand, compared with $99.7 million in 2002. Our balance sheet reflects a current ratio of 2.17, compared to 1.08 in 2002, and working capital of $241.7 million, including the assets held for sale, compared to $14.3 million in 2002. We also have access to unused lines of credit totalling $8.0 million ($8.0 million in 2002). As at December 31, 2003, an amount of $2.7 million representing irrevocable letters of credit guaranteeing facility operating lease commitments had been drawn against these facilities. No amount had been drawn against these facilities in 2002.

Cash and cash equivalents related to our discontinued operations were $8.8 million compared with $7.3 million in 2002.

We believe that we will be able to meet our anticipated cash requirements for 2004 based on the strength of our financial position, reflected mainly by our funds on hand at year-end. We expect to generate positive though significantly reduced cash flow from operations in 2004. Following the sale of our U.S. health operations, we substantially increased our cash position. In accordance with the sale agreement, should we decide to use a portion of the sale proceeds to pay a dividend or other return on capital to our shareholders, some restrictions would apply. These restrictions may be lifted through the posting of a letter of credit of up to US$50.0 million.

Related-party transactions The balance sheets in our Consolidated financial statements include balances by and from other companies within the BCE group. As at December 31, 2003, our accounts receivable included $10.1 million of related-party accounts compared to $28.1 million in 2002. This decrease was due to a lower level of billings recorded in the fourth quarter of 2003. Other current assets included an amount of $16.0 million representing total interest income derived from the tax loss monetization arrangement with Bell Canada. Accounts payable and accrued liabilities amounted to $58.5 million for 2003 compared to $53.7 million in 2002, an increase of $4.8 million.

Operating activities We generated $54.5 million in 2003, compared with a use of $43.1 million in 2002 of cash from our operations, an increase of $97.6 million mostly due to our EBITDA excluding restructuring and other charges in 2003, compared to a loss in 2002.

Investing activities Cash flows used in investing activities were $14.1 million in 2003. Included in this amount were $2.6 million related to acquisitions and $11.5 million for additions to our capital assets. In total, we acquired $26.2 million of capital assets, of which $11.5 million were paid in cash and $14.7 million were financed through capital leases. In 2002, $21.9 million were paid in cash and $7.9 million were financed, for a total investment in capital assets of $29.8 million. The amount spent on acquisitions in 2002 included payments relating to previous acquisitions of AHC and BCE Emergis Technologies, Inc. Our capital expenditures for 2004 are expected to remain similar to 2003 levels and we expect to finance 2004 additions through internally generated funds and available credit facilities.

(Tables in millions of Canadian dollars)

Financing activities Cash flows used in financing activities amounted to $43.7 million for the repayment of the promissory note issued to Freddie Mac for US$12.0 million and of other long-term debt. In 2002, funds used from financing activities totalled $29.3 million. $29.7 million were used for the repayment of long-term debt, which were slightly offset by proceeds of $0.4 million from the issuance of common shares related to our stock-based compensation and employee share purchase plans.

Financial instruments Our principal financial instruments included cash and cash equivalents, accounts receivable, certain assets included in current and long-term other assets, accounts payable and accrued liabilities and long-term debt. The market value of these financial instruments approximated their carrying value.

In 2003, we did not use derivative instruments to manage our exposure to interest and foreign currency risks. Our interest risk is minimal since our long-term debt carries a fixed rate of interest and consists mainly of capital leases. Currency exposure on our profitability was mitigated by a natural hedge in which our revenue is generated, and related operating expenses are incurred in the same currency. As a result, references to the negative impact of the strong Canadian dollar on our financial results in this Management's Discussion and Analysis are primarily associated with the translation of U.S.-dollar figures into Canadian dollars for consolidation purposes.

In January 2004, we contracted a hedge of US$150.0 million to reduce the potential impact of unfavourable foreign exchange on the proceeds of sale of our U.S. health operations.

Contractual obligations We have contractual obligations to make future payments on long-term debt and lease agreements. For further details, see Notes 8 and 13 to our Consolidated financial statements.

The following table summarizes these obligations based on time periods:

RESIDUAL TERM TO CONTRACT MATURITY

	2004	2005	2006	2007	2008	2009 and thereafter until 2011	Total
Long-term debt	5.1	0.8	0.7	–	–	–	6.6
Capital leases	13.8	5.7	2.9	2.2	0.9	–	25.5
Operating leases	6.6	5.4	4.5	2.8	2.6	10.0	31.9
Total	25.5	11.9	8.1	5.0	3.5	10.0	64.0

With respect to our discontinued operations, we entered into operating and capital leases whose minimum lease payments over the next five years are: 2004: $6.6 million; 2005: $6.8 million; 2006: $6.0 million; 2007: $5.8 million; 2008: $4.8 million; and 2009 and thereafter: $11.9 million.

Off-balance sheet arrangements As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 19 to our Consolidated financial statements.

As part of the capital arrangements associated with the lost tax monetization arrangement described in Note 17 to our Consolidated financial statements, we have offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada.

Acquisitions In 2002, we acquired companies and assets using the purchase method of accounting. For details on our acquisitions see Note 10 to our Consolidated financial statements.

OUTLOOK

During 2003 and at the beginning of 2004, we realized a major step in the execution of our business strategy with the sale of our U.S. health operations. It is our view that the U.S. health business was distinct, with few synergies with the rest of our operations, and we saw little progress in creating a path for this business within our strategy. The sale improves our ability to focus on our core strengths and areas of eBusiness that offer long-term growth opportunities.

We intend to use the available proceeds of the sale both in the short and medium terms to enhance shareholder value. We will actively explore investment opportunities in our Canadian eHealth and North American eFinance businesses where we have distinct leadership and competitive advantages, as well as consider other avenues to enhance shareholder value, including using a portion of the proceeds to repurchase shares or declaring a one-time special dividend.

In 2004, we anticipate that revenue will decline due mainly to a decrease in revenue from non-core activities, mostly the Bell Legacy Contract, which will generate $33.5 million less revenue compared to 2003. Core revenue is expected to be relatively stable with growth in core eHealth revenue offset by lower core eFinance revenue.

The expected decrease in revenue in 2004 compared to 2003 will negatively impact 2004 EBITDA. However, the restructuring program announced at year end 2003 to streamline our organizational structure and rationalize our overhead, together with our strategy to move our businesses in the U.S. towards profitability, will serve to partly offset the impact of lower revenue. Accordingly, we expect the decrease to be small, if any.

We are anticipating a small net loss from continuing operations in 2004. We anticipate decrease in depreciation and amortization in 2004 and an increase in interest income from higher average cash and temporary cash investments during the year. These positive impacts are expected to be partly offset by the negative impact of our ceasing to tax-effect losses from our U.S. subsidiaries.

We are also pursuing our review of our various products and businesses to ensure that they continue to meet our objectives.

ACCOUNTING CHANGES

During our fourth quarter, we have elected to adopt, in accordance with the CICA Handbook, Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, the prospective application of the fair-value-based method for measuring the compensation cost of employee stock options granted in 2003. As a result, we recorded an expense of $0.4 million in 2003.

FUTURE ACCOUNTING CHANGES

Impairment of long-lived assets The CICA recently issued a new section in its Handbook, Section 3063, *Impairment of Long-Lived Assets*. It provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets and replaces the write-down provisions in Section 3061 of the CICA Handbook, *Property, Plant and Equipment*. The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is equal to the amount by which the carrying value of the asset exceeds its fair value. This section comes into effect in 2004 for BCE Emergis, but the CICA encourages companies to start using the new standards before then. Based on our current business plan, we do not expect that adopting these standards will affect our Consolidated financial statements.

Asset retirement obligations Effective January 1, 2004, we adopted Section 3110 of the CICA Handbook, *Asset Retirement Obligations*. It describes how to recognize and measure liabilities related to the legal obligations of retiring property, plant and equipment. These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related asset and amortized into earnings over time. Adopting this section will not significantly affect our Consolidated financial statements since we do not have any significant asset retirement obligations.

Hedging relationships Effective January 1, 2004, we adopted Accounting Guideline 13, *Hedging Relationships*. The guideline sets the following criteria for applying hedge accounting in a hedging transaction:

- The nature of the specific risk exposures being hedged, in accordance with our risk management objective and strategy, must be identified at the inception of the hedging relationship
- The application of hedge accounting is designated when the hedge is put in place
- The hedge is formally documented when it is put in place and includes the:
  - Risk management objective and strategy for using the hedge
  - Specific asset or liability being hedged
  - Risk that is being hedged
  - Kind of derivative used
  - Method for assessing the effectiveness of the hedge
  - Related accounting treatment
- The derivative meets certain criteria for offsetting changes in the fair value or cash flows attributable to the risk being hedged, when the hedge is put in place and throughout its term

Management is currently evaluating the impact of the guideline on our Consolidated financial statements. As at December 31, 2003, we had not entered into any hedges.

Financial instruments The CICA recently issued revisions to Section 3860 of the CICA Handbook, *Financial Instruments-Disclosure and Presentation*. The section now clarifies how to account for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities in the balance sheet. Many of these financial instruments were previously classified as equities. These revisions will come into effect on January 1, 2005. Because we do not currently have any instruments with these characteristics, adopting this section is not expected to affect our future Consolidated financial statements.

RISKS AND UNCERTAINTIES

General and economic factors General economic conditions, consumer confidence and spending, and the demand for and the prices of our products and services affect our business. When there is a decline in growth or uncertainty in the economy or in retail and commercial activity, there tends to be a lower demand for our products and services.

Weak economic conditions may also negatively affect the financial condition and credit risk of our customers. This could increase uncertainty about our ability to collect receivables.

We are affected by fluctuations in the currency exchange rates between the Canadian and U.S. dollars. The strengthening of the Canadian dollar has had and may continue to have an unfavourable impact on our revenue and net earnings.

Adoption of eBusiness Our success depends on widespread use of the Internet and other electronic networks as ways to conduct business. Because eBusiness and its related business activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness and its inherent applications as quickly as originally expected.

Adoption rate of our solutions by customers We must increase the number of transactions we process to build recurring revenue. This increase will depend on the rate at which our customers and distributors' customers adopt our solutions. It will also depend on our ability to build an effective sales force as well as stimulate our distributors' sales and influence their marketing plans for our solutions.

Response to industry's rapid rate of change We operate in markets that are experiencing constant technological change, evolving industry standards, changing customer needs, frequent new product and service introductions, and short product life cycles. Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and introduce and upgrade new technologies, products and services and upgrade existing products and services.

We may face additional financial risks as we develop new products, services and technologies, and update them to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Furthermore, substantial investment is usually required before new technologies become commercially viable.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that there will be a market for them. New products or services that use new or evolving technologies could make our existing ones unmarketable, or cause their prices to fall.

Competition The high-technology market remains very competitive and one in which we compete with large companies, not only in eBusiness, but also with players of all sizes and competencies in a variety of sectors and industries. Many of our competitors, regardless of size or market share, have substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed. Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones.

Operating results We have announced plans to:
1. Focus our efforts in high-potential processing areas: claims, payments, loans and related security services
2. Grow through a balance of organic growth, large contracts and acquisitions
3. Offer more complete solutions
4. Strengthen marketing, sales and operations capabilities and industry partnerships
5. Become a more streamlined, customer-oriented organization

If we fail to successfully carry out these plans, there could be a material adverse effect on our results of operations.

We have incurred losses in the past. Our revenue depends substantially on the volume of services our customers purchase throughout the year. In addition, we have a number of major customers representing a significant portion of our revenue. If we lose a contract with a major customer and can not replace it, or there is a significant decrease in the number of transactions we process, it could have a material adverse effect on us. Most of our contracts are for a term of three to five years.

Our operating results have fluctuated in the past, mainly because of variability in non-recurring revenue, the effect of acquisitions and exited activities. We expect fluctuations to continue in the future. If our operating results fail to meet analysts' expectations, the trading price of our common shares could decline. In addition, significant fluctuations in our operating results may harm our business operations by making it difficult for us to implement our business plan and achieve our results.

Success of U.S.-based operations To be successful in the United States involves significant management and financial resources. In particular, we have to attract and retain experienced management and other personnel. We may not be able to successfully grow our markets and sales in the United States. If we are unsuccessful, this could have a material adverse effect on our business and operating results.

Control by BCE Inc. BCE, which owns approximately 63.9% of our outstanding common shares, can, subject to applicable law, exercise significant control and influence over our affairs, including virtually all matters submitted to a shareholder vote. BCE has no obligation to remain our majority shareholder or to maintain its current level of ownership. Certain of our customer and supplier agreements contain change of control clauses. We also currently benefit from various shared costs as a result of our membership in the BCE group. The announcement of a decision by BCE to change the level of its investment in the Company, to sell all or a portion of the common shares it holds, or any other decision to the same effect could materially affect us, our prospects, and the market price of our common shares. For example, as noted elsewhere in this MD&A, the tax loss monetization arrangement with Bell Canada would terminate in the event that BCE is no longer our controlling shareholder. As a result, our future income tax assets may have to be written down.

Acquisitions Our growth strategy includes making strategic acquisitions. There is no assurance that we will find suitable companies to acquire or that we will have sufficient resources to complete any acquisition. There could be difficulties in integrating the operations of acquired companies with our existing operations. In addition, the current state of the capital markets has created a more challenging environment in which to realize acquisitions.

Strategic relationships We rely on strategic relationships to increase our customer base, including our relationships with Bell Canada, Visa and Freddie Mac. If these relationships fail, materially change or are discontinued, there could be a material adverse effect on our business and operating results.

Exposure under contract indemnities Under the terms of the stock purchase agreements for the sale of our U.S. health operations, we have agreed to indemnify the buyers against any damages suffered as a result of a breach of any of the representations, warranties or covenants given by us and BCE Emergis Corporation under these agreements, as well as certain matters relating to the excluded assets and liabilities and tax matters. Should the purchasers of our U.S. health operations make a claim for indemnification under these agreements, this could have a material adverse effect on our business and operating results.

Defects in software or failures in the processing of transactions Defects in owned or licensed software products, delays in delivery, as well as failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent upon our ability to protect our computer equipment, our applications and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. We are party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of our revenue. There can be no assurance that a fire or other disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of our operations.

Security and privacy breaches If we are unable to protect the physical and electronic security and privacy of applications, databases and transactions, our business, including customer relationships, could be materially adversely affected.

Key personnel We believe that our future success will depend upon our ability to attract and retain highly skilled personnel. If we are unable to do so, our business could be materially adversely affected.

Protection of intellectual property We depend on our ability to develop and maintain the proprietary aspects of our technology. We may not be able to enforce our rights or prevent other parties from developing similar technology, duplicating our intellectual property or designing around our intellectual property and this could materially harm our business.

Intellectual property infringement claims Third parties may claim that we infringe on their intellectual property. Any such claims, with or without merit, could materially harm our business and operating results.

Integrity of public key cryptography technology Some of our security solutions depend on key public cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of our security solutions obsolete or unmarketable. This could reduce revenues from our security solutions and could materially hurt our business and operating results.

Industry and government regulation Governments could implement policies adversely affecting our business. Governmental policies adversely affecting our business could be implemented by legislation, executive order, administrative order or otherwise.

(Tables in millions of Canadian dollars, except per share data)

SUPPLEMENTARY FINANCIAL INFORMATION

	2003	2002	2001	2000[2]	1999
Statement of earnings					
Revenue by segment:					
eFinance Solutions	248.6	264.3	358.8	258.1	165.9
eHealth Solutions	67.1	81.4	88.4	209.9	20.8
	315.7	345.7	447.2	468.0	186.7
Recurring revenue (% of total revenue)	84	86	70	87	86
Related party revenue	91.4	141.3	205.4	122.6	50.5
Gross margin (%)	73	71	72	76	67
Restructuring and other charges	38.2	115.6	–	–	–
EBITDA[1]	(16.2)	(140.5)	68.6	74.8	3.9
EBITDA margin (%)	(5)	(41)	15	16	2
EBITDA excluding restructuring and other charges	22.0	(24.9)	68.6	74.8	3.9
EBITDA margin excluding restructuring and other charges (%)	7	(7)	15	16	2
Depreciation and amortization	46.0	58.5	81.4	64.5	32.8
Amortization of goodwill	–	–	123.3	281.3	52.5
Interest (income) expense, net	(14.3)	1.4	7.5	5.2	(2.4)
Loss from continuing operations	(65.5)	(168.5)	(225.8)	–	(66.1)
(Loss) income from discontinued operations net of income taxes	(31.3)	58.2	(188.6)	–	–
Net loss	(96.8)	(110.3)	(414.4)	(279.3)	(66.1)
Basic and diluted loss per share from continuing operations	(0.64)	(1.66)	(2.37)	–	(0.82)
Basic and diluted (loss) income per share from discontinued operations	(0.31)	0.57	(1.98)	–	–
Basic and diluted loss per share	(0.94)	(1.09)	(4.35)	(3.05)	(0.82)

(Tables in millions of Canadian dollars, except per share data)

	2003	2002	2001	2000[2]	1999
Statement of earnings (continued)					
Net loss from continuing operations excluding amortization of goodwill	**(65.5)**	(168.5)	(102.5)	–	(13.6)
Net (loss) income from discontinued operations excluding amortization of goodwill	**(31.3)**	58.2	53.2	–	–
Net (loss) income excluding amortization of goodwill	**(96.8)**	(110.3)	(49.3)	2.0	(13.6)
Basic and diluted loss income per share from continuing operations excluding amortization of goodwill	**(0.64)**	(1.66)	(1.08)	–	(0.17)
Basic and diluted (loss) income per share from discontinued operations excluding amortization of goodwill	**(0.31)**	0.57	0.56	–	–
Basic and diluted (loss) income per share excluding amortization of goodwill	**(0.94)**	(1.09)	(0.52)	0.02	(0.17)
Weighted average number of shares outstanding used in computing basic and diluted income (loss) per share (millions)	**102.5**	101.5	95.2	91.7	80.3
Balance sheet, end of period					
Cash and cash equivalents	**128.6**	99.7	172.8	92.2	81.7
Working capital	**241.7**	14.3	108.2	133.0	46.1
Fixed and intangible assets, net	**72.7**	117.5	155.1	152.3	126.1
Total assets	**640.7**	813.2	621.2	1,316.3	514.7
Long-term debt (including current portion)	**29.1**	62.0	65.6	178.2	22.8
Shareholders' equity	**415.3**	601.9	914.9	995.0	401.6
Statement of cash flows					
Cash flows from operating activities	**54.5**	(43.1)	75.6	46.9	41.6
Additions to capital assets (including amounts financed)	**26.2**	29.8	73.7	83.0	38.1

[1] Earnings before depreciation, amortization of intangible assets, interest, loss or gain on foreign exchange, other income and expenses, and income taxes
[2] The financial information for 2000 was not restated for the sale of our U.S. health operations, which were acquired in March 2000

MANAGEMENT'S REPORT

The accompanying Consolidated financial statements of BCE Emergis Inc. and its subsidiaries (collectively the "Company"), and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The Consolidated financial statements have been prepared by management in conformity with Canadian Generally Accepted Accounting Principles. The financial statements include some amounts that are based on estimates and judgments of management and in their opinion present fairly the Company's financial position, results of operations and cash flows. Financial information presented elsewhere in the annual report is consistent with that in the financial statements.

Management, in furtherance of the integrity and objectivity of the financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements and that the Company's assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee. The Audit Committee reviews the Company's annual Consolidated financial statements and other information in this annual report, and recommends their approval by the Board of Directors. The shareholders' auditors have free and independent access to the Audit Committee.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants.

Tony Gaffney
President and Chief Executive Officer
Montréal, Québec, Canada, March 12, 2004

John Valentini
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of BCE Emergis Inc.

We have audited the Consolidated balance sheets of BCE Emergis Inc. as at December 31, 2003 and 2002 and the Consolidated statements of earnings, deficit and cash flows for the years then ended. These Consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.

Deloitte & Touche LLP
Chartered Accountants
Montréal, Québec, Canada, February 12, 2004, except as to Notes 20 (b) and (c) which are as of March 4, 2004

(Tables in millions of Canadian dollars, except per share data)

CONSOLIDATED STATEMENTS OF EARNINGS

	2003	2002
Revenue	**315.7**	345.7
Direct costs	**83.8**	101.4
Gross margin	**231.9**	244.3
EXPENSES		
Operations	**96.1**	113.1
Sales and marketing	**34.2**	55.6
Research and development, net (Note 14)	**42.8**	68.2
General and administrative	**36.8**	32.3
Restructuring and other charges (Note 7)	**38.2**	115.6
	248.1	384.8
LOSS BEFORE UNDER-NOTED ITEMS	**(16.2)**	(140.5)
Depreciation	**18.0**	19.8
Amortization of intangible assets	**28.0**	38.7
Interest income	**(18.2)**	(3.1)
Interest on long-term debt	**3.9**	4.5
Loss on foreign exchange	**0.9**	0.9
Other	**(0.6)**	(0.7)
Loss from continuing operations before income taxes	**(48.2)**	(200.6)
INCOME TAXES (RECOVERY) (Note 14)		
Current	**2.9**	12.6
Future	**14.4**	(44.7)
	17.3	(32.1)
Net-Loss from continuing operations	**(65.5)**	(168.5)
(Loss) income from discontinued operations, net of income taxes	**(31.3)**	58.2
Net loss	**(96.8)**	(110.3)
Basic and diluted loss per share from continuing operations	**(0.64)**	(1.66)
Basic and diluted (loss) income per share from discontinued operations	**(0.31)**	0.57
Basic and diluted loss per share (Note 11)	**(0.94)**	(1.09)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	**102,464,835**	101,534,509

The accompanying Notes are an integral part of the Consolidated financial statements.

(Tables in millions of Canadian dollars, except per share data)

CONSOLIDATED STATEMENTS OF DEFICIT

	2003	2002
Deficit, beginning of year, as previously reported	**(1,080.1)**	(786.4)
Adjustment related to the adoption of new accounting recommendations relating to goodwill and other intangible assets	–	(183.4)
Deficit, beginning of year, as restated	**(1,080.1)**	(969.8)
Net loss	**(96.8)**	(110.3)
Deficit, end of year	**(1,176.9)**	(1,080.1)

The accompanying Notes are an integral part of the Consolidated financial statements.

(Tables in millions of Canadian dollars, except per share data)
As at December 31

CONSOLIDATED BALANCE SHEETS

	2003	2002
ASSETS		
Current		
Cash and cash equivalents	**128.6**	99.7
Accounts receivable	**25.4**	28.6
Future income taxes (Note 14)	**–**	3.1
Other current assets	**32.3**	6.1
Current assets held for sale (Note 6)	**262.2**	45.2
	448.5	182.7
Fixed assets (Note 3)	**33.1**	35.6
Intangible assets (Note 4)	**39.6**	81.9
Goodwill	**38.6**	42.0
Future income taxes (Note 14)	**77.3**	89.9
Other long-term assets	**3.6**	14.0
Long-term assets held for sale (Note 6)	**–**	367.1
	640.7	813.2
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 7)	**144.9**	107.1
Deferred revenue (Note 10a)	**28.7**	22.0
Deferred credits (Note 10a)	**8.9**	–
Long-term debt (Note 8)	**17.4**	26.1
Current liabilities related to assets held for sale (Note 6)	**6.9**	13.2
	206.8	168.4
Deferred credits and other (Note 7)	**6.9**	7.0
Long-term debt (Note 8)	**11.7**	35.9
	225.4	211.3
COMMITMENTS AND CONTINGENCIES (Note 13)		
SHAREHOLDERS' EQUITY		
Capital stock (Note 9)	**1,546.7**	1,560.4
Contributed surplus (Note 9)	**76.8**	66.4
Deficit	**(1,176.9)**	(1,080.1)
Foreign currency translation adjustment (Note 15)	**(31.3)**	55.2
	415.3	601.9
	640.7	813.2

The accompanying Notes are an integral part of the Consolidated financial statements.

On behalf of the Board of Directors,

Robert Kearney
Director

Pierre Ducros
Director

(Tables in millions of Canadian dollars, except per share data)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002
Operating activities		
Net loss from continuing operations	(65.5)	(168.5)
Depreciation and amortization	46.0	58.5
Future income taxes	14.4	(44.7)
Current non-cash portion of restructuring and other charges (Note 7)	16.5	72.6
Long-term portion of restructuring and other charges (Note 7)	–	5.6
Non-cash stock based compensation	0.4	–
Other	(3.1)	(3.9)
Changes in working capital (Note 12)	45.8	37.3
Cash flows from (used for) operating activities	54.5	(43.1)
Investing activities		
Additions to fixed and intangible assets	(11.5)	(21.9)
Acquisitions	(2.6)	(35.0)
Proceeds on sale of marketable securities and other assets	–	2.7
Loan receivable	–	0.7
Cash flows used for investing activities	(14.1)	(53.5)
Financing activities		
Repayment of long-term debt	(43.7)	(29.7)
Issue of common shares	–	0.4
Cash flows used for financing activities	(43.7)	(29.3)
Foreign exchange (loss) gain on cash held in foreign currencies	(6.2)	0.1
Cash flows from continuing operations	(9.5)	(125.8)
Cash flows from discontinued operations (Note 6)	39.9	49.5
Cash and cash equivalents		
Increase (decrease)	30.4	(76.3)
Balance, beginning of year	107.0	183.3
Balance, end of year[1]	137.4	107.0
Supplemental disclosure of cash flow information		
Interest paid	3.8	4.8
Income taxes paid	1.2	5.8
[1]Includes the following:		
Cash and cash equivalents related to:		
Continuing operations	128.6	99.7
Discontinued operations (Note 6)	8.8	7.3
	137.4	107.0

The accompanying Notes are an integral part of the Consolidated financial statements.

(Tables in millions of Canadian dollars, except per share data)

1. GOVERNING STATUTE AND NATURE OF OPERATIONS

BCE Emergis Inc., incorporated under the Canada Business Corporations Act, is a leading North American eBusiness company. BCE Emergis, together with its subsidiaries, is hereinafter referred to as the Company. The Company's operations consist of supplying eBusiness solutions and services to the financial services market in North America and the Canadian health and government sectors automating transactions between companies and allowing them to interact and transact electronically. Its leading technologies are centred on claims, loans and payments processing, as well as related security services. The Company's customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises.

2. ACCOUNTING POLICIES

NEW ACCOUNTING STANDARDS

Disclosure of guarantees Effective January 1, 2003, the Company adopted Accounting Guideline 14 (AcG-14) *Disclosure of Guarantees*. The purpose of this guideline is to improve the transparency of the guarantor's disclosures relating to obligations and risks arising from guarantees given regardless of whether it will have to make payments under the guarantees. Disclosure required by this new accounting guideline has been provided in Note 19 to the Consolidated financial statements.

Disposal of long-lived assets and discontinued operations Effective May 1, 2003, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook, Section 3475, *Disposal of Long-Lived Assets and Discontinued Operations*. This section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. This section also replaces the disposal provisions in Section 3061, *Property, Plant and Equipment*, and Section 3475, *Discontinued Operations*. This section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at the lesser of its cost and fair value less disposal costs. The section also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets. This section came into effect for disposal activities initiated on or after May 1, 2003.

STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook, Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This section sets out a fair-value-based method of accounting and is required for certain stock-based transactions and applies to awards granted on or after January 1, 2002. In accordance with Handbook Section 3870, the Company has elected to adopt the prospective application of the fair-value-based method for measuring the compensation cost of employee stock options granted in 2003. The Company continued to account for employee stock options granted in 2002 by measuring the compensation cost of these options as the excess, if any, of the quoted market price of the Company's common shares at the effective date of grant over the amount an employee must pay to acquire the common shares.

BASIS OF PRESENTATION

The Consolidated financial statements of BCE Emergis have been prepared in accordance with Canadian Generally Accepted Accounting Principles and include the accounts of all its subsidiaries. Certain prior years' figures have been reclassified to conform with the current year's presentation.

2. ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

Revenue is recognized as it is earned in accordance with the following:

- Transaction fees are recognized as transactions are processed.
- Fees, such as hosting fees, network access fees and standby fees are recognized as services are rendered or over the term of the contract. Certain fees related to multiple element arrangements are recognized over the life of the related contract.
- License fees are recognized according to the terms of the license agreement. Fees for perpetual licenses are recognized upon delivery of the licensed software. Where the arrangement includes multiple elements, license fee revenues are recognized on delivery, provided the undelivered elements are not essential to the functionality of the license and the Company has evidence of fair value for all of the undelivered elements. If payment of the license fee is subject to acceptance of the license, revenue is not recognized until customer acceptance or expiration of the acceptance period. The Company's agreements with customers and resellers do not contain product return rights.
- Maintenance fees are recognized over the term of contract.
- Fees for professional and integration services, other than in the context of multiple element arrangements, are recognized as the services are rendered.
- Fees for fixed price development work are recognized using the percentage-of-completion method either on the basis of percentage of costs incurred to date on a contract, relative to the estimated total contract costs or on the basis of the achievement of contract milestones. Losses, if any, on long-term contracts are recognized during the period they are determined. In 2003 the Company did not have any contracts for which it recognized revenue based on the methods mentioned in this paragraph.
- Any other billings or cash received in advance of services being rendered are recorded as deferred revenue.

CASH AND CASH EQUIVALENTS

Investments with original maturities of three months or less are classified as cash equivalents.

FIXED AND INTANGIBLE ASSETS

Fixed and intangible assets are carried at cost. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Acquired technologies	3 to 5 years
Computer equipment, software, licenses and other acquired rights, assets under capital leases	3 to 5 years
Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	over the lease terms expiring on various dates until 2014
Customer acquisition costs	5 years
Customer relationship	3 to 8 years

The Company reviews the carrying value of fixed assets and finite-life intangible assets for potential impairment on an ongoing basis considering events or changes in circumstances indicating that the carrying value may not be recoverable. In order to determine if such an impairment exists, management considers the impact of technological developments and the estimated future net operating undiscounted cash flows expected to be derived from these assets. An impairment in the value of these assets is written off against earnings in the year such impairment occurs. The Company also reviews the useful life of its fixed assets and finite-life intangible assets on an ongoing basis considering events or changes in circumstances. As a result, effective January 1, 2003, the useful life of certain computer equipment and assets under capital lease have been extended from three years to a maximum of five years. This change in estimate has been accounted for prospectively since January 1, 2003, with no restatement of prior period amounts. The impact of this change in estimate resulted in a $2.0 million reduction in depreciation expense for the year ended December 31, 2003.

2. ACCOUNTING POLICIES (continued)

GOODWILL

The Company assesses the goodwill of the individual reporting units for impairment in the fourth quarter of each year and when events or changes in circumstances indicate that goodwill might be impaired.

The Company assesses goodwill for impairment in two steps:
- Identification of a potential impairment is determined by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, we allocate the fair value to all of its assets and liabilities, based on their fair values. The amount that the fair value of the reporting unit exceeds the amounts assigned to its assets and liabilities is the fair value of goodwill.
- Determination of an impairment is performed by comparing the fair value of goodwill to its carrying value. Any excess is deducted from earnings.

Under the goodwill transitional provision an impairment charge of $183.4 million was charged to opening retained earnings as of January 1, 2002. This related to the impaired goodwill of reporting units in eHealth Solutions ($86.0 million) and eFinance Solutions ($97.4 million).

DEFERRED CREDITS

Deferred credits consist of the deferred portion of a gain generated by a real estate transaction and an amount received from a client, The Federal Home Loan Mortgage Corporation (Freddie Mac), to fund development and operation costs of certain products. The real estate transaction involved the sale and leaseback of a real estate asset and a portion of the consideration received on exited activities repayable to the purchaser over a two-year period if certain conditions are not met. The real estate gain is being amortized to income over a period of up to eight years, representing the remaining term of the related lease.

INCOME TAXES

The Company uses the liability method of accounting for income taxes. Future income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, computed based on rates and provisions of both enacted and substantially enacted tax law.

EARNINGS PER SHARE

Basic earnings per share are calculated based on the weighted average number of shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, and revenue and expenses arising from foreign currency transactions are translated at the exchange rate in effect at the date of the transaction. These exchange gains or losses arising from the translation are included in operations.

Self-sustaining subsidiaries are accounted for under the current-rate method. Under this method, assets and liabilities of subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as "Foreign Currency Translation Adjustment" in shareholders' equity. Upon the disposal of a self-sustaining subsidiary, any unrealized gains or losses relating to this subsidiary are included in income in the period of disposal.

Integrated foreign subsidiaries are accounted for under the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Exchange gains or losses arising from these translations are included in operations.

2. ACCOUNTING POLICIES (continued)

RESEARCH AND DEVELOPMENT

Research costs are expensed as incurred. Development costs are expensed if they do not meet the criteria for deferral. Investment tax credits earned relative to research and development activities are recorded as a reduction of the expense.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FUTURE ACCOUNTING CHANGES

The CICA issued new Handbook Section 3063, *Impairment of Long-Lived Assets*. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, *Property, Plant and Equipment*. Effective January 1, 2004, the Company will adopt the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. Management does not expect the adoption of this new standard to have a significant impact on the financial statements.

The CICA also recently made revisions to the Handbook Section 3860, *Financial Instruments-Disclosure and Presentation*. This section now clarifies how to account for certain financial instruments that have liability characteristics and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities in the balance sheet. Many of these financial instruments were previously classified as equities. These revisions come into effect for fiscal years beginning on or after November 1, 2004. Management does not expect the adoption of the new standard to have an impact on the financial statements.

In addition, the CICA issued Accounting Guideline 13, *Hedging Relationships*. This guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

- The nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship
- Application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship
- Formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment
- The derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

This guideline comes into effect on January 1, 2004. Management is evaluating the impact of this guideline on the financial statements.

(Tables in millions of Canadian dollars, except per share data)

3. FIXED ASSETS

2003	Cost	Accumulated depreciation	Net book value
Computer equipment	37.1	28.2	8.9
Computer equipment under capital lease	57.3	39.4	17.9
Furniture and fixtures	7.6	5.4	2.2
Office equipment	2.4	1.9	0.5
Leasehold improvements	9.1	5.5	3.6
	113.5	80.4	33.1

2002	Cost	Accumulated depreciation	Net book value
Computer equipment	32.5	23.7	8.8
Computer equipment under capital lease	48.3	29.7	18.6
Furniture and fixtures	7.6	4.3	3.3
Office equipment	2.4	1.5	0.9
Leasehold improvements	8.0	4.0	4.0
	98.8	63.2	35.6

4. INTANGIBLE ASSETS

2003	Cost	Accumulated amortization	Net book value
Acquired technologies	13.4	4.6	8.8
Software	43.3	32.9	10.4
Licenses and other acquired rights	44.6	40.4	4.2
Software under capital lease	4.4	1.4	3.0
Customer relationship	16.7	3.5	13.2
	122.4	82.8	39.6

2002	Cost	Accumulated amortization	Net book value
Acquired technologies	28.8	–	28.8
Software	38.5	24.7	13.8
Licenses and other acquired rights	56.2	43.0	13.2
Software under capital lease	1.6	0.8	0.8
Customer acquisition costs	13.4	3.3	10.1
Customer relationship	16.7	1.5	15.2
	155.2	73.3	81.9

(Tables in millions of Canadian dollars, except per share data)

4. INTANGIBLE ASSETS (continued)

During the year the Company acquired $12.1 million of intangible assets that are subject to amortization.

In December 2003 the Board of Directors approved the Company's plan to sell the U.S. health operations. As a result of this approval the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in intangible asset write-downs in the eFinance segment of $10.0 million in acquired technologies, and $6.1 million in customer acquisition costs. These amounts are included, in Restructuring and other charges in the statement of earnings.

5. STOCK-BASED COMPENSATION

In accordance with Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, the Company elected to adopt prospectively the fair-value-based method for measuring compensation cost of employee stock options granted in 2003. As a result the Company recorded an expense of $0.4 million in 2003. The Company continued to account for employee stock options granted in 2002 by measuring the compensation cost for these options as the excess, if any, of the quoted market price of the Company's common shares at the effective date of grant over the amount an employee must pay to acquire the common shares. The total number of outstanding stock options granted to employees and included in Note 9 was 5,915,842 at December 31, 2003.

The following outlines the impact and underlying assumptions had the Company used the fair-value-based method of accounting for awards granted on or after January 1, 2002 to December 31, 2002 in order to determine the compensation cost for the Company's stock-based employee compensation plans.

	2003	2002
Net loss, as reported	**(96.8)**	(110.3)
Adjustment to net loss	**(7.0)**	(5.7)
Pro forma net loss	**(103.8)**	(116.0)
Pro forma basic and diluted loss per share	**(1.01)**	(1.14)
Assumptions used in the Black-Scholes option pricing model:		
Dividend yield	**0.0%**	0.0%
Expected volatility	**75.0%**	75.0%
Risk-free interest rate	**3.88%**	4.42%
Expected life (years)	**4**	4
Weighted average grant date fair value	**4.16**	10.95

(Tables in millions of Canadian dollars, except per share data)

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On December 31, 2003, the Board of Directors approved the Company's plan to sell the U.S. health operations. The U.S. health operations include the Preferred provider organization segment, and the care management segment which are part of the eHealth Solutions business unit. Accordingly, the results of operations, cash flows and financial position of the U.S. health operations have been segregated in the Consolidated financial statements, and are reported as discontinued operations as a single line item in the Consolidated financial statements. The Company completed the sale of the PPO segment and the care management segment of the U.S. health operations in March 2004 (Note 20).

The results of discontinued operations presented in the Consolidated statements of earnings were as follows:

	2003	2002
Revenue	**162.6**	194.2
Direct costs	**16.4**	22.1
Gross margin	**146.2**	172.1
EXPENSES		
Operations	**62.1**	71.8
Sales and marketing	**7.9**	12.5
Research and development–net	**6.7**	7.8
General and administrative	**12.8**	26.5
Restructuring and other charges	**–**	1.2
	89.5	119.8
Earnings before under noted items	**56.7**	52.3
Depreciation	**3.9**	5.3
Amortization of intangible assets	**2.3**	2.4
Write-down related to assets held for sale (a)	**77.3**	–
Interest income	**(0.1)**	(0.2)
Interest on long-term debt	**0.2**	–
Gain on sale of marketable securities and other assets	**(1.2)**	–
Other	**(0.4)**	(0.9)
(Loss) income before income taxes	**(25.3)**	45.7
INCOME TAXES (RECOVERY)		
Current	**3.7**	1.8
Future	**2.3**	(14.3)
	6.0	(12.5)
(Loss) income from discontinued operations	**(31.3)**	58.2

(a) In December 2003, as a result of the Company's plan to sell the U.S. health operations, the Company wrote down the value of long-term assets associated with its U.S. health operations by $77.3 million. This amount includes a $50.5 million impairment charge for goodwill associated with the discontinued operations.

(Tables in millions of Canadian dollars, except per share data)

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

The cash flows from discontinued operations presented in the Consolidated statements of cash flows were as follows:

	2003	2002
Operating activities	**43.3**	58.3
Investing activities	**(0.8)**	(8.9)
Financing activities	**(0.2)**	–
Foreign exchange (gain) loss on cash held in foreign currencies	**(2.4)**	0.1

The assets and liabilities have been segregated in the consolidated balance sheets and are reported as current and long-term "Assets held for sale" and "Current liabilities related to assets held for sale".

The assets and related liabilities held for sale were as follows:

As at December 31	**2003**	2002
ASSETS		
Current		
Cash and cash equivalents	**8.8**	7.3
Accounts receivable	**28.5**	29.2
Future income taxes	**36.6**	4.4
Fixed assets	**7.0**	–
Intangible assets	**2.5**	–
Goodwill	**154.7**	–
Other current assets	**50.9**	4.3
Less: write-down related to assets held for sale	**(26.8)**	–
	262.2	45.2
Fixed assets	–	11.3
Intangible assets	–	5.1
Goodwill	–	249.2
Future income taxes	–	41.5
Other long-term assets	–	60.0
	–	367.1
	262.2	412.3
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**6.4**	13.1
Deferred revenue	–	0.1
Current portion of long-term debt	**0.5**	–
	6.9	13.2
SHAREHOLDERS' EQUITY		
Capital Stock (a)	**10.1**	–
	10.1	–

(a) As a result of the Company's plan to sell the U.S. health operations the final instalment of $10.1 million due in June 2004 relating to the AHC acquisition in June 2001 will no longer be an obligation of the Company.

(Tables in millions of Canadian dollars, except per share data)

7. RESTRUCTURING AND OTHER CHARGES

In December 2003, the Board of Directors approved the Company's plan to sell the U.S. health operations. As a result, the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax charge of $38.2 million for the year ended December 31, 2003. The charge included cash restructuring charges totalling $22.1 million for employee severance and other employee costs, and asset write-downs totalling $16.1 million. As at December 31, 2003, the unpaid restructuring payable balance relating to the 2003 restructuring charge was $20.8 million and is included in accounts payable and accrued liabilities.

In April 2002, the Company announced its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs. Concurrent with the focus on key areas of growth, the Company developed a restructuring program to streamline its service offerings and reduce its operating cost structure. A review of the product suite identified services that were considered non-core and that the Company planned to exit. In addition, in light of the announcement, the Company re-evaluated the carrying value of certain assets. As at December 31, 2003, this restructuring process is complete. This review and evaluation resulted in a pre-tax charge to earnings totalling $116.8 million for the year ended December 31, 2002. The charge included restructuring charges totalling $92.5 million, and other charges (asset write-downs) totalling $24.3 million. Included in other charges is a write-down of the intangible assets related to the *e*-route acquisition discussed in Note 10b. The restructuring charge includes cash charges totalling $44.2 million and asset write-downs related to exited product lines in the amount of $48.3 million. The cash charge includes employee severance and other employee costs, contract settlements and costs of leased premises no longer in use, net of recoveries.

As part of the restructuring of 2002, the net proceeds received from the sale of the assets of its wire services (e-News) and proceeds received upon the liquidation of a company accounted for as a portfolio investment were recorded against restructuring charges. In July 2002, the Company sold the assets of its wire services (e-News) for $5.6 million, of which $4.3 million was paid at closing, $0.3 million was paid in the fourth quarter of 2002, $0.2 million was paid in 2003, and the balance of $0.8 million is payable in 2004. The agreement was in line with the plan announced in April 2002 to exit non-core activities.

At December 31, 2003, the remaining unpaid balance of the restructuring provision relating to the 2002 restructuring charge was $9.2 million ($22.6 million at December 31, 2002) of which $4.6 million ($17.0 million at December 31, 2002) is included in accounts payable and accrued liabilities and $4.6 million ($5.6 million at December 31, 2002) is included in deferred credits and other.

(Tables in millions of Canadian dollars, except per share data)

8. LONG-TERM DEBT

	2003	2002
Obligations under capital leases, secured by moveable hypothecs on the related equipment, bearing interest at a weighted-average rate of 9.20% (2002 – 7.74%) and maturing on dates varying from January 2004 to May 2008. (Note 13)	**22.5**	29.2
Unsecured term loan payable bearing interest at 8.14%, repayable in monthly instalments of $248,000 including capital and interest, until November 2004.	**2.7**	5.3
Unsecured loan with a financial institution bearing interest at 9.25%, repayable in monthly instalments of $214,000 including capital and interest, until August 2004.	**1.7**	4.3
Unsecured non-interest bearing balance of sale, repayable in annual instalments of US$250,000 commencing in 2003 and maturing in December 2005.	**0.9**	1.3
Unsecured non-interest bearing balance of sale, repayable in annual principal instalments of $250,000 maturing in July 2006.	**0.7**	1.0
Unsecured term loan payable bearing interest at 10.5%, repayable in monthly instalments of $19,322 including capital and interest, until September 2006.	**0.6**	–
Note payable bearing interest of 8% per annum originally repayable in 2 equal instalments of US$6,000,000 on December 30, 2004 and December 30, 2005. This loan was repaid in September 2003 (Note 10a)	**–**	18.9
Non-interest bearing balance of sale of US$1,200,000 repaid in July 2003, secured by a standby letter of credit in the amount of US$2,000,000 which was extinguished upon final payment in July 2003.	**–**	1.9
Term loan payable to a company under common control, bearing interest at 8.75%, repaid in January 2003, secured by a customer list held in escrow.	**–**	0.1
	29.1	62.0
Less: current portion	**17.4**	26.1
	11.7	35.9

(Tables in millions of Canadian dollars, except per share data)

8. LONG-TERM DEBT (continued)

Minimum instalments on long-term debt, excluding obligations under capital leases (Note 13) are as follows:

2004	5.1
2005	0.8
2006	0.7
2007	–
2008	–

The Company has unsecured revolving bank credit facilities totalling $8.0 million. Funds advanced under these facilities are available at the Canadian bank prime rate, Banker's acceptances rates, U.S. base and LIBOR rates. These facilities are renewable annually. At December 31, 2003, an amount of $2.7 million representing irrevocable letters of credit guaranteeing facility operating lease commitments have been committed against these facilities.

9. CAPITAL STOCK

Authorized

Unlimited number of shares without par value
Common shares, voting and participating
Preferred shares, issuable in series, non-voting, terms and conditions determinable at issuance

	2003		2002	
	Number	$	Number	$
Issued and fully paid common shares	103,216,870	1,533.0	101,896,418	1,522.7
Common shares to be issued		11.6		34.0
Options issued in connection with the BCE Emergis Technologies, Inc. acquisition		2.1		3.7
		1,546.7		1,560.4

(Tables in millions of Canadian dollars, except per share data)

9. CAPITAL STOCK (continued)

The stated capital stock is detailed as follows:

	Issued and fully paid		Not issued and not fully paid	Options issued as part of acquisition
	Number	Common shares		
Balance December 31, 2001	101,308,517	1,510.5	70.9	14.6
Issue of common shares (a)	102,270	0.7		
Common shares to be issued (b)			(10.1)	
Issue of common shares (c)	485,631	3.1		
Common shares to be issued (c)			(26.8)	
Share issue costs		(0.3)		
Cumulative impact of the exercise of options issued as part of the acquisition of BCE Emergis Technologies, Inc.		8.7		(10.9)
Balance December 31, 2002	101,896,418	1,522.7	34.0	3.7
Issue of common shares (d)	15,127	–		
Issue of common shares (e)	1,059,284	6.9	(8.8)	
Issue of common shares (f)	246,041	2.0	(13.6)	
Impact of the exercise of options issued as part of the acquisition of BCE Emergis Technologies, Inc.		1.4		(1.6)
Balance December 31, 2003	103,216,870	1,533.0	11.6	2.1

(Tables in millions of Canadian dollars, except per share data)

9. CAPITAL STOCK (continued)

Year ended December 31, 2002:

(a) 102,270 stock options were exercised to purchase 102,270 common shares for cash consideration of $0.7 million.

(b) During the second quarter of 2002 the Company paid the first of three instalments relating to the Associates for Healthcare (AHC) acquisition in June 2001. The Company exercised its option to settle this first instalment with a cash payment of US$6.7 million (CA$10.1 million).

(c) 485,631 additional common shares were issued for the second of three instalment payments relating to the acquisition of BCE Emergis Technologies, Inc. The Company settled 20% of the instalment balance with a cash payment of US$3.6 million (CA$5.7 million). An amount of $18.0 million, representing the differential between the then current share value and the estimated share value at September 30, 2000, was attributed to contributed surplus.

Year ended December 31, 2003:

(d) 15,127 stock options were exercised to purchase 15,127 common shares for a cash consideration of $9 thousand.

(e) During the second and third quarter of 2003, 1,059,284 common shares for a value of $6.9 million were issued representing the second of three anniversary payments relating to the AHC acquisition in June 2001 as per a new agreement entered into in June 2003. This new agreement splits the second anniversary payment into four equal monthly instalments which commenced in June 2003. All other conditions pertaining to this new agreement remained unchanged relative to the original agreement. The Company exercised its option to settle a portion of the September instalment with a cash payment of US$0.8 million (CA$1.1 million) and a future cash payment of US$0.8 million (CA$1.1 million) payable on January 1, 2004. An amount of CA$0.8 million representing the differential between the then current share value and the estimated share value at June 28, 2001, was attributed to contributed surplus.

(f) During the third quarter of 2003, 246,041 common shares for a value of $2.0 million were issued for the third and final instalment payment relating to the acquisition of BCE Emergis Technologies, Inc. The Company settled 20% of the instalment balance with a cash payment of US$1.8 million (CA$2.6 million). An amount of $9.0 million representing the differential between the then current share value and the estimated share value at September 30, 2000, was attributed to contributed surplus.

STOCK OPTIONS

The Company granted options to directors, officers, employees and service providers of the Company to purchase common shares. Under the BCE Emergis Share Option Plan, the exercise price of the options is set at the market value of the underlying shares on the last trading day prior to the effective date of the grant. The options granted before December 14, 1999, vest over a five-year period, and expire six years after the grant date. Options granted after December 14, 1999, vest over a four-year period starting in the second year after the grant and expire six years after the grant date. In November 1999, as part of the acquisition of SNS/Assure Corp. and Assure Health Management Inc., BCE Emergis assumed the obligations of these two corporations under their respective stock option plans and the options under such plans now entitle the holder to common shares of the Company. In total, 301,729 common shares were optioned under these two plans. Such options are all vested and will generally expire 10 years from the date of their original grant by the two acquired corporations. Also in September 2000, as part of the acquisition of BCE Emergis Technologies, Inc., BCE Emergis assumed the obligations of this corporation under its stock option plan and the options under such plan now entitle the holder to common shares of the Company. In total, 167,968 common shares were optioned under this plan. Subject to a number of exceptions, such options vest over a 4-year period, and expire 10 years after their original grant by BCE Emergis Technologies, Inc. The exercise prices under the three stock option plans assumed as part of these acquisitions are based on a formula related to the acquisition price. As at December 31, 2003, a total of 6,045,842 (6,299,114 in 2002) options were outstanding.

(Tables in millions of Canadian dollars, except per share data)

9. CAPITAL STOCK (continued)

The following table summarizes option activity:

	2003		2002	
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$ per share		$ per share
Outstanding, beginning of year	6,299,114	26.94	5,052,783	37.19
Granted	685,016	7.16	3,499,604	18.68
Exercised	(15,127)	0.44	(102,270)	6.68
Cancelled	(923,161)	27.28	(2,151,003)	38.59
Outstanding, end of year	6,045,842	24.71	6,299,114	26.94

The following table summarizes information about options outstanding under the share option plans at December 31, 2003:

	Options outstanding			Options exercisable		
Range of exercise prices	Number	Weighted average exercise price	Weighted average remaining life	Number	Weighted average exercise price	Weighted average remaining life
		$ per share	years		$ per share	years
$0.00 to $5.00	24,686	0.66	6.0	21,288	0.62	6.0
$5.01 to $7.50	495,000	6.20	5.3	25,000	7.00	0.3
$7.51 to $10.00	2,988,641	8.83	4.3	1,006,968	8.87	0.8
$10.01 to $15.00	108,090	12.04	3.8	70,090	12.00	1.0
$15.01 to $20.00	13,362	18.92	2.0	10,856	18.73	2.0
$20.01 to $30.00	147,950	27.38	3.6	57,257	26.60	3.4
$30.01 to $45.00	1,240,567	39.25	3.7	233,639	38.03	3.4
$45.01 to $67.50	861,353	53.72	2.7	267,359	55.54	2.7
$67.51 to $100.00	71,393	82.13	2.5	53,520	82.12	2.5
$100.01 to $150.00	44,800	108.30	2.5	33,600	108.30	2.5
$150.01 to $200.00	50,000	172.80	0.4	50,000	172.80	0.4
	6,045,842	24.71		1,829,577	28.48	

EMPLOYEE SHARE PURCHASE PLAN

The Company has an Employee Share Purchase Plan (ESPP) whereby participating Canadian employees can contribute up to 10% of their pre-tax salary. Senior executives of the Company can contribute up to 12% of their pre-tax salary. The Company contributes 50 cents for each dollar a participant contributes, with a maximum contribution of 3% of a participant's earnings (6% for senior executives). Compensation expense related to the ESPP amounted to $0.6 million in 2003 ($1.5 million in 2002).

WARRANTS

From time to time, the Company enters into formal business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

(Tables in millions of Canadian dollars, except per share data)

9. CAPITAL STOCK (continued)

The following table summarizes warrant activity:

	2003			2002		
	Number of Warrants Outstanding[1]	Number of Warrants Exercisable[1]	Weighted average exercise price of Warrants Exercisable	Number of Warrants Outstanding[1]	Number of Warrants Exercisable[1]	Weighted average exercise price of Warrants Exercisable
			$ per warrant			$ per warrant
Outstanding, beginning of year	900,000	550,000	59.20	1,650,000	550,000	59.20
Expiration of Warrants	(250,000)[2]	(250,000)	73.55	(750,000)[2]	–	–
Outstanding, end of year	650,000	300,000	47.24	900,000	550,000	59.20

[1] Warrants are convertible into common shares of the Company on a 1:1 basis.
[2] 750,000 of the warrants granted to shareholders of a company in which BCE Emergis had an investment accounted for as a portfolio investment were extinguished in 2002 due to the liquidation of this company. The remaining 250,000 warrants expired in 2003 as a result of the termination of the contractual relationship with that company.

The non-exercisable warrants will become exercisable upon the attainment of certain contractual arrangements and the exercise price will be determined at that time and expire on December 31, 2006. No amount has been recorded in the financial statements as a result of these arrangements.

CONTRIBUTED SURPLUS

	2003	2002
Balance, beginning of year	66.4	46.2 (a)
Amount relating to the BCE Emergis Technologies, Inc. acquisition (b) (c)	9.0	18.0
Amount relating to the BCE Emergis Technologies, Inc. acquisition (d)	0.2	2.2
Amount relating to the AHC acquisition (e)	0.8	–
Amount related to stock based compensation (f)	0.4	–
Balance, end of year	76.8	66.4

(a) Contributed surplus as at January 1, 2002, represents the amount of the unexercised conversion option on the convertible debenture due to parent issued in March 2000 and redeemed in December 2000, as well as the unexercised conversion option on the BCE Inc. convertible debenture issued in December 2000 and repaid with the proceeds of the issuance and the sale of the 3,870,968 common shares to BCE in November 2001.
(b) During the third quarter of 2002, the Company settled 20% of the instalment balance relating to the acquisition of BCE Emergis Technologies, Inc. in cash. An amount of $18.0 million representing the differential between the then current share value and the estimated share value at September 30, 2000, was attributed to contributed surplus. (Note 9c).
(c) During the third quarter of 2003, the Company settled 20% of the instalment balance relating to the acquisition of BCE Emergis Technologies, Inc. in cash. An amount of $9.0 million representing the differential between the then current share value and the estimated share value at September 30, 2000, was attributed to contributed surplus. (Note 9f).
(d) Represents the impact of the cancelled options issued as part of the acquisition of BCE Emergis Technologies, Inc.
(e) During the third quarter of 2003, the Company exercised its option to settle the September instalment, relating to the acquisition of AHC, in cash. An amount of $0.8 million representing the differential between the share value and the estimated share value at June 28, 2001, was attributed to contributed surplus. (Note 9e).
(f) During the fourth quarter of 2003, the Company expensed $0.4 million relating to stock options granted in 2003. This amount was attributed to contributed surplus.

(Tables in millions of Canadian dollars, except per share data)

10. ACQUISITIONS

(a) In September 2002, the Company acquired, through a wholly owned subsidiary, the online mortgage processing and closing technology tools from Freddie Mac for cash and other consideration of US$18.3 million, including US$0.5 million of professional services. Pursuant to the asset purchase agreement, the purchase price included an initial payout of US$5.8 million, a note payable totalling US$12.0 million, warrants issued to Freddie Mac, which, upon their exercise, granted ownership of 49.9% of the subsidiary subject to certain conditions, and other considerations dependent on future performance. The fair value of these warrants at the time of acquisition was negligible. The subsidiary was required to pay interest of 8% per annum on the note payable which was to be settled in two equal instalments on December 30, 2004, and December 30, 2005. The warrants were to become exercisable for a one-year period commencing December 31, 2011.

The total purchase price of US$18.3 million (CA$28.8 million) was allocated to acquired technologies and is being amortized over a five-year period since January 1, 2004, upon the commencement of commercial activities.

Pursuant to the transaction, the Company also entered into a marketing agreement with Freddie Mac for the promotion and marketing of the online mortgage processing and closing technology tools to lenders in the United States mortgage market. Under the terms of this agreement, the Company is entitled to receive US$14.0 million (CA$22.1 million) from Freddie Mac to fund customer implementations onto the platform. As at December 31, 2002, US$9.0 million (CA$14.2 million) had been received from Freddie Mac. These payments are included as deferred revenue on the Company's balance sheet until the implementation services are completed, at which time they are recognized as revenue.

In September 2003, the Company signed a new agreement with Freddie Mac under which the original marketing agreement signed in September 2002 was terminated. Under the terms of the new agreement, Freddie Mac paid US$30.5 million (CA$41.2 million) to the Company in September 2003, representing an acceleration of previous financial commitments, a portion of which was used to fund current vendor implementations. The remaining amounts will be used to fund future vendor implementations, complete development of the Company's eLending products, and assist in the deployment of eLending services. The remaining amounts have been presented as deferred revenue and short term deferred credits on the balance sheet at December 31, 2003. As a result of this agreement warrants issued to Freddie Mac in September 2002 were extinguished. Also, as part of the new arrangement with Freddie Mac, the Company repaid the US$12.0 million (CA$16.2 million) note payable issued in September 2002. In October 2003, a new distribution agreement was entered into with Freddie Mac.

(b) In April 2002, the Company acquired the outstanding common shares of *e*-route inc. for $26.3 million; $6.9 million in cash and $19.4 million in assumed liabilities to the Company, and performance related contingent consideration of up to $13.0 million which, upon attainment, will be treated as an adjustment to the acquisition cost. The Company also incurred transaction costs in the amount of $0.7 million relating mostly to professional fees. *e*-route was owned by six of Canada's leading financial institutions and was involved in the creation of new services for their online banking customers. The transaction was accounted for using the purchase method.

The results of operations of *e*-route have been included in the Company's results since April 19, 2002, the date of acquisition.

The intangible asset related to the acquisition was written down to reflect the fair value of the existing service offerings. This resulted in a $7.6 million write-down to the intangible asset in 2002 (Note 7). The remaining amount was allocated to customer relationship and is being amortized over a period of eight years. No value was assigned to the service offerings still in the development stage.

(Tables in millions of Canadian dollars, except per share data)

11. NET LOSS PER SHARE

	2003			2002		
	Net loss (numerator)	Number of shares (denominator)	Per share	Net loss (numerator)	Number of shares (denominator)	Per share
Net loss attributable to common shareholders	(96.8)	102,464,835	(0.94)	(110.3)	101,534,509	(1.09)

For the above-mentioned years, no dilution impact was calculated due to the net loss incurred in the years presented. The following securities were excluded from the computation of dilutive net loss per share in the years presented, as their effect would have been antidilutive. Such securities consist of the following:

	2003	2002
	Number of shares	Number of shares
Options	6,045,842	6,299,114
Warrants	650,000	900,000
Common shares to be issued related to acquisitions	1,762,364	3,127,015

12. CASH FLOW INFORMATION

	2003	2002
Changes in working capital		
Accounts receivable	8.5	17.1
Other current assets	(13.5)	(0.1)
Accounts payable and accrued liabilities	35.3	22.0
Deferred revenue	6.6	(12.0)
Deferred credits	8.9	10.3
	45.8	37.3
Non-cash investing and financing activities		
Additions to fixed and intangible assets financed	14.7	7.9
Common shares issued related to acquisitions	2.0	3.1

(Tables in millions of Canadian dollars, except per share data)

13. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has entered into operating and capital leases for the use of computer equipment and for its principal premises in Canada and the United States.

The computer equipment leases are classified as capital leases. The leases expire on various dates, at which time the Company has the right, but not the obligation, to purchase the computer equipment.

Minimum lease payments for capital and operating leases of the continuing operations for the next five years are as follows:

	Capital leases	Operating leases
2004	13.8	6.6
2005	5.7	5.4
2006	2.9	4.5
2007	2.2	2.8
2008	0.9	2.6
Thereafter, until 2015	–	10.0
Total minimum lease payments	25.5	31.9
Interest included in minimum payments	3.0	–
Total	22.5	31.9

Minimum lease payments for capital and operating leases of the discontinued operations for the next five years are as follows:

	Capital leases	Operating leases
2004	0.3	6.3
2005	0.4	6.4
2006	–	6.0
2007	–	5.8
2008	–	4.8
Thereafter, until 2011	–	11.9
Total minimum lease payments	0.7	41.2
Interest included in minimum payments	0.1	–
Total	0.6	41.2

The Company had $53.5 million of funds in transit at December 31, 2003 ($43.8 million in 2002), which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf, with an equal amount payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to the Company, which is not liable in favour of any party.

CONTINGENCIES

In the normal course of operations, the Company becomes involved in various claims and legal proceedings, contract terminations, acquisitions adjustments, price disputes, product warranty recourses, commercial disputes, employee lay-off disputes, and other employee-related disputes. While the final outcome with respect to claims and legal proceedings pending at December 31, 2003 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company's consolidated balance sheet or statement of earnings.

(Tables in millions of Canadian dollars, except per share data)

14. INCOME TAXES

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 35.22% (37.32% in 2002) to the loss for the year. The reasons for the difference are as follows:

	2003	2002
Income tax recovery based on the statutory rate	**(17.0)**	(74.9)
Adjustments resulting from:		
Write-down of future income tax assets	**18.4**	–
Non-deductible interest with respect to loss monetization (Note 17)	**12.7**	–
Losses not tax effected	**13.4**	11.0
Future income tax asset increase due to changes in future tax rates	**(6.6)**	–
Prior years tax adjustments and assessments	**(2.1)**	2.4
Charges to discontinued operations	**2.0**	3.3
Future income tax asset decrease due to changes in future tax rates	**–**	7.6
Loss on sale of marketable securities and other assets	**–**	4.2
Loss on write-down of marketable securities and other assets	**–**	3.5
Non-deductible goodwill amortization	**–**	4.5
Foreign rate differential and other	**(3.5)**	6.3
	17.3	(32.1)

The tax effects of temporary differences, which give rise to the future income tax asset at December 31, are as follows:

	Current		Long-term	
Future income tax asset	**2003**	2002	**2003**	2002
Capital assets and intangibles	**–**	–	**68.6**	74.9
Non-capital loss carry forwards	**–**	–	**–**	12.5
Investment tax credits	**–**	0.6	**3.8**	2.0
Other items	**–**	2.5	**4.9**	0.5
	–	3.1	**77.3**	89.9

During the year the Company recorded $3.4 million of investment tax credits ($2.2 million in 2002) as a reduction of research and development expense in the statement of earnings. The Company also has a scientific research and experimental development tax pool balance of approximately $12.3 million. This tax pool is available in future years as a reduction of taxable income.

As at December 31, 2003, the Company had total non-capital loss carry forwards of approximately $35.0 million. The non-capital loss carry forwards expire in various years until 2023 and are subject to certain restrictions. A future income tax asset with respect to the temporary difference on these losses has not been reflected in the financial statements due to the uncertain nature of its future realization.

(Tables in millions of Canadian dollars, except per share data)

15. FOREIGN CURRENCY TRANSLATION ADJUSTMENT

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange loss of $31.3 million existed at December 31, 2003, compared to an exchange gain of $55.2 million at December 31, 2002. The decrease over 2002 is predominantly due to the decrease in the U.S. exchange rates in 2003 compared to 2002.

16. OPERATING SEGMENT INFORMATION

As of January 1, 2003, the Company modified its corporate structure to reflect its vertical industry focus across North America in the financial services and health sectors. As a result, the BCE Emergis – Canada, and BCE Emergis – United States business units have been combined to form the eFinance Solutions business unit. This unit includes the following lines of business: eLending Solutions, ePayment Solutions, and eBusiness Solutions, with the latter including activities conducted with and through the Bell Canada distribution channel. The eHealth Solutions Group, North America, business unit has remained substantially unchanged. The Company has restated comparative results to reflect this change.

In December 2003, the Board of Directors approved the Company's plan to sell the U.S. health operations and accordingly the Company has classified the U.S. health operations as discontinued operations. The U.S. health operations were originally part of the eHealth Solutions business unit. The following table shows the activities of each of the two business units excluding the U.S. health operations:

	eFinance Solutions		eHealth Solutions		Total	
	2003	2002	**2003**	2002	**2003**	2002
Revenue	**248.6**	264.3	**67.1**	81.4	**315.7**	345.7
Direct costs	**64.6**	87.3	**19.2**	14.1	**83.8**	101.4
Gross margin	**184.0**	177.0	**47.9**	67.3	**231.9**	244.3
Goodwill	**14.9**	18.0	**23.7**	24.0	**38.6**	42.0

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

All of the Company's business units share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by business unit. In addition, the asset allocation is not used by the Company in its management reporting for decision-making purposes.

GEOGRAPHIC INFORMATION

The following table sets out certain geographic information relative to the Company excluding the U.S. health operations:

	2003	2002
Revenue		
Canada	**266.3**	316.1
United States	**49.4**	29.6
	315.7	345.7

(Tables in millions of Canadian dollars, except per share data)

17. RELATED PARTY TRANSACTIONS

The following transactions occurred in the normal course of operations with BCE Inc., the parent company, which owned 63.9% of the Company's outstanding common shares at December 31, 2003, and other companies in the BCE group subject to common control during the respective periods and were measured at the exchange value, which is the amount established and agreed to by the related parties.

	2003	2002
Revenue (a)	**91.4**	141.3
Direct costs	**63.9**	90.6
Expenses	**53.7**	54.2
Interest income	**16.0**	–

(a) Includes services for resale to third parties and for internal use.

As part of the extended exclusive distribution agreement signed in 2001 with Bell Canada, the Company derives revenue from Bell Canada (included in the related party amount) and directly from other customers with Bell Canada acting as an agent (excluded from the related party amount). Included in related party revenue is the amount derived directly from Bell Canada in the amount of $41.2 million for the year ended December 31, 2003 ($69.2 million for the year ended December 31, 2002). Under the distribution agreement the amount derived from other customers with Bell Canada acting as an agent is $57.4 million for the year ended December 31, 2003 ($57.0 million for the year ended December 31, 2002).

Included in direct costs and expenses is $82.3 million for the year ended December 31, 2003 ($104.7 million for the year ended December 31, 2002) related to the extended service agreement signed with Bell Nexxia in 2001.

The balance sheet includes the following balances with BCE Inc. and other companies in the BCE group subject to common control:

	2003	2002
Accounts receivable	**10.1**	28.1
Other current assets	**16.0**	–
Accounts payable and accrued liabilities	**58.5**	53.7
Deferred revenue	**5.0**	6.2
Long-term debt	**–**	0.1

From time to time the Company undertakes short-term investments with BCE Inc., and other companies in the BCE group, in order to benefit from preferential interest rates. As at December 31, 2003 the Company had no amount invested with the BCE Group ($45.0 million, repayable on demand and bearing interest of Canadian prime less 1.85%, for an effective rate of 2.65% as at December 31, 2002).

(Tables in millions of Canadian dollars, except per share data)

17. RELATED PARTY TRANSACTIONS (continued)

TAX LOSS MONETIZATION STRUCTURE

As part of a tax loss consolidation strategy, the Company recorded interest income of $52.2 million for the year ended December 31, 2003. The Company also incurred interest expense of $36.2 million for the year ended December 31, 2003. For income tax purposes, the $52.2 million of interest income for year ended December 31, 2003, increases the taxable income of the Company and accelerates the use of the Company's tax attributes resulting in a $16.6 million reduction in future income tax assets in Canada for the year ended December 31, 2003.

The net interest amount of $16.0 million for the year ended December 31, 2003 has been recorded as interest revenue and is included in other current assets on the balance sheet. The interest income and interest expense are to be received and paid, respectively, on the last business day of February 2004.

The capital arrangements associated with the tax structure were initiated by the Company with a temporary loan of $1.0 billion from its banker. The funds were then advanced to Bell Canada through a subordinated demand loan at a rate of interest equal to 5.567%. The loan is unsecured and subordinated, is payable on demand and may be repaid at any time.

A wholly owned subsidiary of the Company then issued preferred shares to Bell Canada in exchange for $1.0 billion in cash. The preferred shares are non-voting, cumulative, redeemable and retractable at any time. They currently pay a dividend of 3.859% per annum. The interest rate on the loan to Bell Canada and the dividend rate on the preferred shares are reset at the beginning of each year. Subsequently, the wholly owned subsidiary loaned the preferred share issue proceeds of $1.0 billion to its parent company, on an interest-free basis. This loan is payable on demand and may be repaid at any time. The Company then repaid the temporary loan of $1.0 billion to its banker. Either party may terminate these agreements at any time. In addition, the arrangement will terminate in the event BCE is no longer the controlling shareholder of the Company.

The Company has the legal right to offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada and intends to do so. As a result, these items, as well as the related interest income and interest expense representing the dividend payable on the preferred shares, have been presented on a net basis.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents, accounts receivable, certain assets included in other current and long-term assets, and accounts payable and accrued liabilities approximate their carrying amount given that they will mature shortly. The fair value of the long-term debt approximates its carrying value. Fair values are based on estimates using present value and other valuation techniques which are significantly affected by assumptions concerning future cash flows and discount rates and should not be interpreted as being realizable in an immediate settlement of the instruments.

19. GUARANTEES

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of an indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services and licenses.

These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties.

(Tables in millions of Canadian dollars, except per share data)

19. GUARANTEES (continued)

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for the resolution of contingent liabilities of the disposed businesses or assets or the reassessment of prior tax filings of the corporations carrying on the business. The term and amount of such indemnification will generally be limited by the agreement. The maximum potential exposure under these guarantees represented a cumulative amount of approximately $121.0 million as at December 31, 2003. However, based on its experience, the Company believes that any potential payment will not be significant.

During the course of operations, the Company provides indemnification agreements to counterparties in transactions such as the sale of services, purchase and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparty as a consequence of the agreement. The term of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevent the Company from making a reasonable estimate of the maximum potential amounts that the Company could be required to pay the counterparties. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnification agreements.

20. SUBSEQUENT EVENTS

(a) Purchase of WARE Solutions Corporation On January 15, 2004, the Company purchased all the issued and outstanding shares of WARE Solutions Corporation for $4.95 million in cash. WARE offers web-based practice management software to healthcare providers, as well as claims processing and adjudication systems to payor organizations.

(b) Sale of care management segment of U.S. Health On March 2, 2004, the Company completed the sale of 100% of the issued and outstanding shares of National Health Services (NHS), a wholly owned subsidiary of the Company, for a total cash consideration of US$10 million.

(c) Sale of preferred provider organization segment of U.S. Health On March 4, 2004, the Company completed the sale of 100% of the issued and outstanding shares of BCE Emergis Corporation, a wholly owned subsidiary of the Company, for net proceeds of approximately US$201.0 million. BCE Emergis Corporation carried on the PPO operations of the Company and also held options to purchase shares of a publicly traded company. While these options were excluded from the sale, they were not being transferred out of BCE Corporation at closing. However, the terms and conditions of the sale allow the Company to retain substantially all of the economic benefit of the options.

The purchase price is subject to an adjustment following the calculation, within 120 days from the closing date, of the amount of the working capital of BCE Emergis Corporation as of the closing date which any shortfall or excess from US$19.0 million can oblige the Company to pay or entitle it to receive an amount equal to the difference on a dollar-for-dollar basis.

The Company has provided an indemnification to the buyer in the stock purchase agreement regarding the business operations of BCE Emergis Corporation, which covers principally any breach of representations and warranties and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations for which there is no deductible and no maximum amount. The Company's representations and warranties exist for a period of no later than 18 months or 30 days after the issuance of the audited financial statements of BCE Emergis Corporation for the year ending December 31, 2004, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations.

Following the completion of the sale, a subsidiary of the Company became the primary lessee under a lease which represents an obligation of US$18.3 million over the lease term. The Company has sublet a portion of this lease for a period of six to 60 months and will use the remaining portion for continuing operations.



TRUST MATTERS

BOTH MANAGEMENT AND THE BOARD OF DIRECTORS OF BCE EMERGIS STRIVE FOR THE HIGHEST STANDARDS IN CORPORATE GOVERNANCE.

The corporate governance practices of BCE Emergis are well aligned with the guidelines adopted by the Toronto Stock Exchange. As well, the Board continues to monitor and assess developments within the corporate governance realm and will make future changes as required.

The current size of the Board is well suited to the Company's circumstances and allows for its efficient functioning as a decision-making body. There is fair representation on the Board for shareholders other than the majority shareholder BCE Inc., as four directors are considered independent from BCE Inc.

BCE Emergis continues to separate the positions of Chief Executive Officer and Chairman of the Board.

The Board has overall responsibility for the management and supervision of the Company's affairs. Its duties include review and approval of the corporate strategy, and consequently of the business plan and its key objectives, the annual budget and financial targets.

TWO COMMITTEES

The Board counts on two committees to assess the integrity, quality and continuity of management required to attain the Company's goals, and to ensure the Company complies with legal, regulatory and business ethical standards. They are:

The Human Resources and Corporate Governance Committee (HRCGC):
The HRCGC consists of four outside and unrelated directors. This committee reviews and periodically reports to the Board on:
- Management performance, succession planning, and officer appointment, development and compensation
- The identification and recommendation of new candidates for the Board of directors
- Directors' compensation
- The overall effectiveness of the Board and its committees
- The Company's ongoing corporate governance practices

The Audit Committee:
The Audit Committee currently consists of six outside and unrelated directors. Its purpose is to assist the Board of Directors in its oversight of:
- The integrity of the Company's financial statements and related information
- The Company's compliance with applicable legal and regulatory requirements as well as business ethical standards
- The independence, qualifications and appointment of the shareholders' auditors
- The performance of the Company's internal auditor and shareholders' auditors
- The management responsibility for financial disclosure and reporting on internal control
- The risk management policies and procedures
- The retirement benefit programs

A CODE OF BUSINESS CONDUCT AND RELATED POLICIES

BCE Emergis has also developed a Code of Business Conduct and related policies to meet its commitment to ethical behaviour of all BCE Emergis employees, directors, officers and consultants.

The Code goes beyond the requirements of the law, sets exemplary provisions for the general business conduct, and provides rules and guidelines for ethical and legal behaviour.

The Disclosure Policy ensures that the Company's communications to the investment community, the media and the general public are timely, factual and accurate and that they are broadly disseminated to meet all legal requirements. Its goal is to raise awareness among the Board of directors, senior management and employees of BCE Emergis' approach to disclosure and to promote adequate and consistent disclosure practices. A disclosure committee is responsible for administering and overseeing practices set forth in the policy.

Finally, as information and information systems are critical to BCE Emergis' business, the Company's reputation is directly linked to the way in which both information and information systems are managed. Therefore, BCE Emergis has established the Corporate Information Security Policy, which represents minimum security requirements, as well as the Corporate Privacy Policy to safeguard personal information in its possession.

BOARD OF DIRECTORS

CHAIRMAN
Michael J. Sabia[2]
President and Chief Executive Officer
BCE Inc.; Chief Executive Officer,
Bell Canada

DIRECTORS
William D. Anderson[1]
President
BCE Ventures Inc.

Pierre Ducros[1,2]
President
P. Ducros & Associates Inc.

Tony Gaffney
President and Chief Executive Officer
BCE Emergis Inc.

Daniel Johnson[1]
Counsel
McCarthy Tétrault LLP

Robert Kearney[1,2]
Corporate Director

J. Spencer Lanthier[1]
Corporate Director

John H. McArthur[1]
Dean Emeritus
Harvard University Graduate School
of Business Administration

C. Wesley M. Scott[2]
Corporate Director

EXECUTIVE TEAM

Tony Gaffney
President and Chief Executive Officer

Jim Aber
President, eFinance Solutions

Daniel Baron
President, eHealth Solutions

Sue Ernst
Executive Vice-President,
Service Delivery and Operations

Marc Filion
Executive Vice-President, Complex Bids,
and President, webdoxs

Susan Kudzman
Chief Corporate Officer

Monique Mercier
Executive Vice-President,
Law and Corporate Secretary

John Valentini
Chief Financial Officer

[1] Member of the Audit Committee
[2] Member of the Human Resources and Corporate Governance Committee

SHAREHOLDER INFORMATION

Share facts
The common shares of BCE Emergis Inc. are listed on the Toronto Stock Exchange (TSX) under the symbol IFM.

Shares included in the S&P/TSX Composite Index

Common shares outstanding: 103,216,870 as at December 31, 2003

2004 Annual meeting
The annual meeting of BCE Emergis shareholders will be held Tuesday, May 11, 2004 at 10:00 a.m. ET at Centre Mont-Royal, 2220, rue Mansfield, Montréal, Québec, in Cartier Room.

Shareholders are invited to attend in person or via webcast on our website at www.emergis.com

2004 Quarterly earnings release dates
First quarter: May 4, 2004
Second quarter: July 28, 2004
Third quarter: November 2, 2004
Fourth quarter: February 2, 2005 (tentative)

CONTACT INFORMATION

Transfer agent
CIBC Mellon Trust Company
Tel.: 1 800 387-0825
inquiries@cibcmellon.com

Investor relations
1155, boul. René-Lévesque Ouest
Bureau 2200, Montréal
Québec H3B 4T3
Tel.: (514) 868-2200
Fax: (514) 868-2103
investor_relations@emergis.com
or visit the Investor relations section on our website at www.emergis.com

Pour obtenir un exemplaire du rapport annuel en français, veuillez communiquer avec le service des Relations avec les investisseurs.

Head office
1155, boul. René-Lévesque Ouest
Bureau 2200, Montréal
Québec H3B 4T3
Tel.: (514) 868-2200
Fax: (514) 868-2344

www.emergis.com

BCE Emergis

BCE EMERGIS INC.

NOTICE OF 2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders (the "**Meeting**") of BCE Emergis Inc. will be held at the Centre Mont-Royal (Cartier Hall), 2200 Mansfield Street, Montréal, Québec, Canada, H3A 3R8, on May 11, 2004 at 10:00 a.m. (Eastern Daylight Time) for the purposes of:

- receiving the consolidated financial statements for the financial year ended December 31, 2003, together with the auditors' report thereon;
- electing Directors until the close of the next annual meeting;
- appointing auditors until the close of the next annual meeting; and
- transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on March 19, 2004 will receive a notice of the Meeting and will be entitled to vote, in person or by proxy.

By order of the Board of Directors

Monique Mercier

Monique Mercier
Executive Vice-President, Law and
Corporate Secretary

Montréal, April 5, 2004

IMPORTANT

In order that the greatest possible number of shares may be represented and voted at the Meeting, registered shareholders who are unable to attend the Meeting should return their completed proxies to our transfer agent, CIBC Mellon Trust Company before 4:45 p.m. (Eastern Daylight Time), Monday, May 10, 2004 or, in the event that the Meeting is adjourned or postponed, by no later than 4:45 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed Meeting. Proxies can be sent to our transfer agent: (i) by MAIL by completing, dating, signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in the enclosed prepaid envelope provided for that purpose, before the above mentioned date and time; (ii) on the INTERNET at www.eproxyvoting.com/bceemergis; (iii) by FAX at 1 866 781-3111 (toll-free within North America only); or (iv) by HAND DELIVERY at 200, Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6. **Please refer to the annexed Management Proxy Circular for details. If you are not a registered shareholder (i.e., your shares are held through a bank, trust company, securities broker of other nominee), please refer to Q&A No. 19 in the Management Proxy Circular, which explains how to vote your shares.**

BCE EMERGIS INC.

MANAGEMENT PROXY CIRCULAR DATED MARCH 30, 2004

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

To ensure representation of your shares at the Annual General Meeting of BCE Emergis Inc. ("BCE Emergis", the "Corporation" or "we", "us", "our" and other similar expressions) to be held in Montréal, Québec, on Tuesday May 11, 2004 (the "Meeting"), PLEASE SELECT THE MOST CONVENIENT WAY FOR YOU TO EXPRESS YOUR VOTING INSTRUCTIONS (BY FAX, ON THE INTERNET, BY MAIL, HAND DELIVERY OR IN PERSON) AND FOLLOW THE INSTRUCTIONS. Unless otherwise indicated, the information contained herein is given as of March 30, 2004. The following questions and answers provide guidance on how to vote your shares. **If you are not a registered shareholder (i.e., your shares are held through a bank, trust company, securities broker or other nominee), please refer to Q&A No. 19, which explains how to vote your shares.**

1. **Q: WHOM CAN I CALL IF I REQUIRE ASSISTANCE IN COMPLETING MY PROXY FORM?**
   A: CIBC Mellon Trust Company, our transfer agent, at 1-800-387-0825.

2. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT MY SHAREHOLDINGS IN BCE EMERGIS?**
   A: CIBC Mellon Trust Company, our transfer agent, at 1-800-387-0825.

3. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT THE INFORMATION IN THIS CIRCULAR?**
   A: BCE Emergis Investor Relations at (514) 868-2200 or at 1-866-363-7447.

4. **Q: WHO IS SOLICITING MY PROXY?**
   A: The Management of BCE Emergis. Solicitation of proxies is undertaken by mail, by our employees or agents, and any costs thereof, which will be minimal, will be borne by us.

5. **Q: WHAT AM I VOTING ON?**
   A: Two items: **(1)** the election of Directors to the Board of Directors until the close of the next annual meeting and **(2)** the appointment of auditors until the close of the next annual meeting. Shares may be voted for or withheld from voting on the election of Directors and the appointment of auditors. If other matters were presented for voting at the Meeting, you could vote for or against the proposals. **Our Board of Directors and Management are recommending that shareholders vote FOR both items.**

6. **Q: WHO IS ENTITLED TO VOTE?**
   A: Common shareholders as at the close of business on March 19, 2004 or their duly appointed representatives will be entitled to attend the Meeting or to register a vote.

   As at March 30, 2004, there were 103,273,365 outstanding common shares of the Corporation. Each holder of common shares is entitled to one vote at the Meeting for each common share registered in his or her name at the close of business on March 19, 2004.

7. **Q: BY WHEN MUST I VOTE?**
   A: No later than 4:45 p.m. (Eastern Daylight Time) on Monday, May 10, 2004 (if you do not attend the Meeting in person). All shares represented by proper proxies received by CIBC Mellon Trust Company, our transfer agent, prior to such time will be voted for or withheld from voting, in accordance with your instructions as specified in the proxy form, on any ballot that may be called at the Meeting.

8. **Q: WHAT HAPPENS IF I SIGN THE PROXY FORM AS DESCRIBED IN THIS MANAGEMENT PROXY CIRCULAR?**
   A: Signing the enclosed proxy form (either on paper form or via the Internet with your control number) gives authority to Tony Gaffney, or J. Spencer Lanthier, or Pierre Ducros, all of whom are Directors, to vote your shares at the Meeting in accordance with the voting instructions you provide. A PROXY MUST BE IN WRITING (INCLUDES VOTING ON THE INTERNET) AND MUST BE EXECUTED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION OR OTHER LEGAL ENTITY, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED.

9. **Q: CAN I APPOINT SOMEONE OTHER THAN THESE DIRECTORS TO VOTE MY SHARES?**
   A: Yes. You have the right to appoint any other person, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to do so, please insert the name of your proxyholder in the space indicated or, if you are voting on the Internet, follow the instructions provided on the screen. (NOTE: IT

IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT IS ATTENDING THE MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SHARES. PROXYHOLDERS SHOULD, AT THE MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF CIBC MELLON TRUST COMPANY.)

10. **Q: HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?**

A: The persons named in the proxy form must vote or withhold from voting your shares in accordance with your instructions on the proxy form. In the absence of such instructions, however, your shares will be voted FOR the election of the nominees to the Board of Directors proposed by Management in this Management Proxy Circular and the attached proxy form until the close of the next annual meeting, FOR the appointment of Deloitte & Touche LLP as auditors until the close of the next annual meeting, and FOR Management's proposals generally.

11. **Q: IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE SUBMITTED IT?**

A: Yes. A shareholder who has voted by proxy may revoke it by voting again in any manner (fax, Internet, mail or hand delivery). In addition, you may revoke a voted proxy by depositing an instrument in writing (which includes another proxy form with a later date) executed by you or by your attorney authorized in writing, with CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or at 2001 University Street, Suite 1600, Montréal, Québec, H3A 2A6, at any time before 5:00 p.m. (Eastern Daylight Time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof. You may also revoke a proxy in any other manner permitted by law.

It should be noted that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy which has been previously given by you in respect of business covered by that vote.

12. **Q: WHAT IF MY SHARES ARE REGISTERED IN MORE THAN ONE NAME OR IN THE NAME OF MY CORPORATION?**

A: If the shares are registered in more than one name, all those registered should sign the proxy form (whether on paper form or via the Internet). If the shares are registered in the name of your corporation or any name other than yours, we may require documentation proving your power to sign the proxy form.

13. **Q: WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?**

A: The person(s) named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of 2004 Annual General Meeting and to other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, our Management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the person(s) named in the proxy form will vote on them in accordance with their best judgment.

14. **Q: WHAT IS THE REQUIRED APPROVAL LEVEL FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS?**

A: The election of Directors and the appointment of auditors will each be determined by a majority of votes cast at the Meeting by proxy or in person.

15. **Q: IS MY VOTE CONFIDENTIAL?**

A: Yes. CIBC Mellon Trust Company counts and tabulates the proxies. This is done independently to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where you clearly intend to communicate with Management (by making a written statement on the proxy form), in the event of questions as to the validity of a proxy or when it is necessary to do so to meet the requirements of applicable law.

16. **Q: HOW CAN I CONTACT THE TRANSFER AGENT?**

A: You can contact the transfer agent by mail at:

CIBC Mellon Trust Company
P.O. Box 7010 STN Adelaide
Toronto, Ontario
M5C 2W9

or in person:
Montréal: 2001 University Street, Suite 1600
Toronto: 320 Bay Street, 3rd Floor

or by email:
generalinquiries@cibcmellon.com

or by phone:
at 1-800-387-0825
(toll-free within North America only)

or by fax:
at (416) 643-5660 or at (416) 643-3135

17. **Q: WHO ARE THE PRINCIPAL SHAREHOLDERS OF THE CORPORATION?**

A: BCE Inc. To the knowledge of our Directors and officers, the only person who beneficially owns or exercises control or direction over more than 10 per cent of our outstanding common shares is BCE Inc., which owned directly and through wholly owned subsidiaries, as at March 30, 2004, 65,906,781 common shares, representing approximately 64 per cent of our issued and outstanding common shares.

Voting by registered shareholders

You are a registered shareholder if your name appears on your share certificate.

18. Q: HOW DO I VOTE?

A: You may vote by proxy or in person at the Meeting.

(1) BY PROXY

You have three ways of voting by proxy:

(a) by fax

By completing and signing the enclosed proxy form and forwarding same by fax at 1 866 781-3111 (toll-free within North America only).

IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME (I.E., IF THEY ARE HELD THROUGH A BANK, TRUST COMPANY, SECURITIES BROKER OR OTHER NOMINEE), DO NOT USE THE ABOVE FAX NUMBER AS IT IS ONLY PROVIDED FOR REGISTERED SHAREHOLDERS. INSTEAD, USE THE FAX NUMBER, IF ANY, PROVIDED BY YOUR NOMINEE (SEE Q&A NO. 19).

(b) on the Internet

Go to the following website: www.eproxyvoting.com/bceemergis. Enter your CONTROL NUMBER (you will find this number on the enclosed proxy form). Follow voting instructions on the screen to complete, sign and return your proxy form.

(c) by mail or by hand delivery

By completing and signing the enclosed proxy form and returning same in the prepaid envelope provided by mail, or by hand delivering same at one of the following addresses: 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or 2001 University Street, Suite 1600, Montréal, Québec, H3A 2A6.

(2) BY ATTENDING THE MEETING IN PERSON

By presenting yourself at the Meeting. Shareholders simply have to address themselves to a representative of CIBC Mellon Trust Company at the Meeting. Persons who are not shareholders may be admitted subject to the discretion of the chairman of the Meeting and subject to any space constraints after addressing themselves to a representative of CIBC Mellon Trust Company. Non-registered shareholders wishing to attend the Meeting should refer to Q&A No. 19. If you wish to vote in person at the Meeting, do not complete or return the proxy form. Your vote will be taken and counted at the Meeting. Returning a form of proxy in advance does not preclude you from attending the Meeting in person. If you do not wish to attend the Meeting or do not wish to vote in person, your proxy will be voted for or withheld from voting in accordance with your instructions on the proxy.

Voting by non-registered shareholders

You are a non-registered (or beneficial) shareholder if your shares are held through a bank, trust company, securities broker or other nominee. For most of you, the proxy form sent or to be sent by your nominee indicates whether you are a non-registered (or beneficial) shareholder.

19. Q: HOW DO I VOTE?

A: (1) By providing voting instructions to your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold. Every nominee has its own voting procedures and provides its own voting instructions, which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the Meeting. These procedures generally allow voting by telephone, on the Internet, by mail or by fax. IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME, DO NOT USE THE FAX NUMBER OR THE WEBSITE ADDRESS PROVIDED HEREIN TO VOTE, AS THESE COORDINATES ARE ONLY VALID FOR REGISTERED SHAREHOLDERS.

(2) By attending the Meeting in person. We do not have access to the names of our non-registered shareholders. Therefore, if you attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the instructions of your nominee. Non-registered shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of CIBC Mellon Trust Company. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

ELECTRONIC DELIVERY

A Q: WHAT IS ELECTRONIC DELIVERY?

A: **A voluntary program that notifies participating shareholders by e-mail that documents which must be delivered pursuant to securities legislation are available on our website.** Every year, we deliver documentation to our shareholders, such as this Management Proxy Circular and our Annual Report, that must be delivered to shareholders of a public company by law. We wish to make this process more convenient for our shareholders and therefore propose that if you so wish, you will be notified by e-mail when our documentation is posted on our website (www.emergis.com/investor).
Accordingly, such documentation will not be sent in paper form by mail. We believe that electronic delivery will benefit the environment and reduce our costs.

B Q: AM I OBLIGED TO CONSENT TO ELECTRONIC DELIVERY?

A: **No.** Electronic delivery is voluntary; if you do not consent to receiving documentation by e-mail, you will continue to receive such documentation by mail.

C Q: IF I CHOOSE ELECTRONIC DELIVERY, WHEN WILL IT BECOME EFFECTIVE?

A: If you choose electronic delivery, you will be notified by e-mail of the availability on our website (www.emergis.com/investor) of all documentation which must be sent to you under securities legislation starting with the second quarter of 2004.

D Q: HOW CAN I CHOOSE ELECTRONIC DELIVERY?

A: **(i) If you are a registered shareholder,** by completing and returning the accompanying form entitled Consent to Electronic Delivery of Documents for Registered Shareholders of BCE Emergis Inc. to our transfer agent CIBC Mellon Trust Company by mail (see enclosed envelope) or by fax at (416) 643-3136; **(ii) if you are a non-registered shareholder,** by enrolling on the Internet according to the instructions provided by your nominee.

BUSINESS TO BE TRANSACTED AT THE MEETING

(See Notice of 2004 Annual General Meeting)

1. Presentation of financial statements

The consolidated financial statements for the year ended December 31, 2003, and the report of the auditors thereon will be placed before the Meeting. The consolidated financial statements are included in our 2003 Annual Report which is being mailed to our shareholders with the Notice and this Circular.

2. Election of Directors

(See ITEM 1 on proxy form)

Seven Directors are to be elected to hold office until the close of the next annual meeting of the shareholders. The seven persons nominated in this Management Proxy Circular were elected at the 2003 Annual Meeting, except for Mr. Tony Gaffney who was appointed in July 2003. All nominees have formally established their eligibility and willingness to serve as Directors. Messrs. Daniel Johnson and C. Wesley M. Scott, who have been serving on our Board since 2002 and 2000 respectively, have decided that they will not stand for re-election as directors at the Meeting.

Our Board held 13 meetings in 2003 and standing committees of the Board met 14 times during the year. Each Director who is currently standing for re-election attended at least 85 percent of the combined meetings of the Board and of the Committees on which such Director served. The overall attendance by our Directors at both Board and Committee meetings was 94 percent.

Except where authority to vote on the election of one or more nominees as Directors is withheld, the persons named in the enclosed form of proxy intend to vote FOR the election of the persons nominated in this Circular. If prior to the Meeting, any of the nominees should become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

3. Appointment of the auditors

(See ITEM 2 on proxy form)

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors until the close of the next annual meeting. **The Board of Directors recommends that Deloitte & Touche LLP, Chartered Accountants, be re-appointed as auditors.**

Deloitte & Touche LLP have been our auditors since 2000. Prior to that, Raymond Chabot Grant Thornton, Chartered Accountants, had been our auditors since 1988.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Deloitte & Touche LLP as auditors unless the holder of common shares who has given such proxy has directed that the common shares be withheld from voting.

The following table sets forth the fees paid by BCE Emergis and our subsidiaries to Deloitte & Touche LLP for services rendered in the past two years:

Deloitte & Touche LLP	2003	2002[1]
Audit fees	**$1,111,171**	$1,243,350
Audit-related fees	**$1,008,208**	$1,225,265
Tax fees	**$426,518**	$383,687
Other fees	**$54,600**	$25,358
	$2,600,497	$2,877,660

1 2002 numbers have been restated to align with disclosure presented by our parent company, BCE Inc., to conform with new SEC guidance on audit, audit-related and non-audit services categories.

Audit-related fees paid to Deloitte & Touche LLP include fees relating to consultations regarding internal controls and various audits, including due diligence and special audits in connection with the sale in 2003 of the Corporation's wholly-owned subsidiary, BCE Emergis Corporation. In 2002, such fees also included consultations regarding financial accounting and reporting standards and translation services.

4. Other business

The Chairman of the Meeting will invite Management to report on recent events of significance to us and on other matters of interest to the shareholders and will invite questions and comments from you.

NOMINEES FOR ELECTION AS DIRECTORS

The following table, and the notes thereto, set forth the name, principal occupation, or major positions and offices with us and our affiliates, and length of service as a Director of each of the persons proposed for election as Directors, as well as the number of common shares of BCE Emergis and of BCE Inc. beneficially owned or over which control or direction is exercised by such person and the number of BCE Emergis or BCE Inc. share units held by such person.

Abbreviations: BCE Emergis = BCE Emergis Inc., BCE = BCE Inc.

Name and principal occupation	Director since	Holdings[(1) (2) (3)]	
WILLIAM D. ANDERSON *Montréal, Québec* President, BCE Ventures Inc. (a holding company for various investments of the BCE group) *Member, Audit Committee* Chairman of the Board and Chief Executive Officer of Bell Canada International Inc. and Director of Bell Canada International Inc., CGI Group Inc., Aliant Inc. and TransAlta Corporation	August 1998	BCE common BCE share units BCE Emergis common	10,510 2,768 1,500
PIERRE DUCROS *Montréal, Québec* President, P. Ducros & Associates Inc. (a private investment company) *Member, Audit Committee* *Member, Human Resources and Corporate Governance Committee* Chairman of the Board of Purkinje Inc. and Director of Cognos Incorporated, Manulife Financial, National Bank Financial, 3Soft, nStein Technologies Inc., Expert Médic Inc., Planaxis Inc. and eNGENUITY Technologies Inc.	January 1997	BCE common BCE Emergis common BCE Emergis share units	11,000 10,000 8,886
TONY GAFFNEY *Toronto, Ontario* President and Chief Executive Officer of BCE Emergis	July 2003	-	-
ROBERT KEARNEY *King City, Ontario* Corporate Director *Chairman, Audit Committee* *Member, Human Resources and Corporate Governance Committee* Deputy-Chairman of Canbras Communications Corp.	August 1998	BCE common BCE Emergis common BCE Emergis share units	11,527 1,000 12,344
J. SPENCER LANTHIER *Toronto, Ontario* Corporate Director *Member, Audit Committee* Director of TSX Group Inc., Bank of Canada, Gerdau Ameristeel Inc., Ellis-Don Inc., Intertape Polymer Group Inc., Zarlink Inc., RoyNat Canadian Diversified Fund Inc. and Torstar Corporation	February 2003	BCE Emergis share units	2,989

Name and principal occupation	Director since	Holdings(1) (2) (3)	
JOHN H. MCARTHUR *Wayland, Massachusetts* Dean Emeritus, Harvard University Graduate School of Business Administration *Member, Audit Committee* Director of AES Corporation, BCE Inc., Bell Canada, Cabot Corporation, GlaxoSmithKline plc, KOC Holdings, A.S., Reuters Founders Share Company Limited, Rohm and Haas Company, HCA, Inc., Ardais Corporation and Telesat Canada Also a Senior Advisor to the President of the World Bank, Washington, DC	March 2000	BCE common BCE share units BCE Emergis common BCE Emergis share units	841 25,521 1,000 12,341
MICHAEL J. SABIA *Montréal, Québec* Chairman of the Board of BCE Emergis President and Chief Executive Officer of BCE and Chief Executive Officer of Bell Canada *Member, Human Resources and Corporate Governance Committee* Director of BCE Inc., Bell Canada, Bell ExpressVu Inc., Bell Mobility Holdings Inc., CGI Group Inc. and Telesat Canada and Chairman of the Board of Bell Globemedia Inc.	March 2002	BCE common BCE share units	10,838 117,606

(1) As we have no knowledge of the number of common shares beneficially owned, controlled or directed by each proposed nominee, the information has been furnished by the respective nominees individually.

(2) Each BCE Emergis share unit is equivalent in value to one BCE Emergis common share; share units are governed by a share unit plan; see page 20.

(3) Each BCE share unit is equivalent in value to one BCE common share; share units are governed by share unit plans of BCE Inc.

During the last five years, all the nominees for election as Directors, except as indicated below, have held the principal occupation identified above or have been engaged in other executive capacities with the companies indicated opposite their names or with one of their respective affiliates, or were elected to their present term of office by a vote of our shareholders at a meeting, the notice of which was accompanied by a management proxy circular containing information on their principal occupations during the preceding five years. Mr. Tony Gaffney was President and Chief Executive Officer of BCE Nexxia Inc. from May 2002 to May 2003, when he joined BCE Emergis. Mr. Gaffney also served as VP/GM Customer Integration Solutions of MCI Worldcom Inc. from 1999 to April 2002.

DIRECTORS' AND OFFICERS' COMPENSATION

Report on Executive Compensation

Compensation Philosophy

The objectives of our executive compensation programs are to assist in attracting and retaining executives in the technology industry and motivating them to achieve performance objectives consistent with creating shareholder value and advancing our corporate success. There is a clear emphasis on variable pay and on alignment with shareholder interest. Executives receive a base salary and are entitled to an annual short-term incentive award payable in cash and to options under our Stock Option Plan. The Stock Option Plan represents a long-term incentive program designed to align executive and shareholder interests and to provide executives with an incentive to pursue growth opportunities for BCE Emergis by allowing them to participate in the appreciation in share value. Long-term incentive programs serve both as a retention tool and a compensation element.

The Human Resources and Corporate Governance Committee (the "**HRCGC**") is responsible for the administration of our executive compensation programs. The HRCGC periodically reviews our programs and overall policy, generally to ensure that they continue to be effective in meeting the objectives set out above. This review also includes a specific review of the compensation of the President and Chief Executive Officer and other officers. The HRCGC reports and makes recommendations on executive compensation matters to the Board of Directors.

In this document, our officers whose compensation is set forth under the Summary Compensation Table are referred to as the "**Named Executive Officers**".

Composition of the Human Resources and Corporate Governance Committee

The members of the HRCGC are Messrs. C. Wesley M. Scott, Robert Kearney, Pierre Ducros, and Michael J. Sabia. Mr. C. Wesley M. Scott is the Chairman of the HRCGC.

Total Compensation

Total compensation, which comprises base salary, annual short-term incentive awards, stock option grants as long-term incentives, benefits, and perquisites, was established for the year 2003 based on a group of approximately 25 Canadian and US technology companies, which are in most cases publicly traded and have a wide range of revenue levels. The results of the analysis were adjusted to reflect a comparable range of revenue levels. Base salaries follow organizational bands, and within each band, there are a number of anchor salary points to reflect market practices and to provide flexibility to recognize individual contribution. Base salaries for Canadian executives were positioned at the median of the Canadian market, whereas their annual short-term incentives were positioned at the median of the U.S. market, and stock options at the median of the combined Canadian and U.S. markets. For U.S. executives, all these components were positioned at the median of the U.S. market. Benefit and perquisite levels for Canadian and U.S. executives were positioned around the median of the Canadian and U.S. markets, respectively. Consistent with this policy and previous compensation levels, the base salary of Mr. Pierre J. Blouin as Chief Executive Officer was fixed at $500,000 for 2003 until his departure on May 13, 2003. Mr. Tony Gaffney was hired as Chief Executive Officer on May 14, 2003 and his base salary was fixed at $450,000 for 2003, in line with our compensation policy. Mr. Gaffney was named President and Chief Executive Officer on December 15, 2003 with no change in compensation.

Annual Short-term Incentive Awards

Target annual short-term incentive awards for the executive group range from 30% of base salaries to 70% for the President and Chief Executive Officer.

The size of the total annual awards is based upon (i) corporate, (ii) business unit, and (iii) individual performance factors. The corporate and business unit performance are assessed on the basis of quantifiable financial and customer satisfaction targets, attainment of which is measured at corporate level for the corporate factor and business unit level for the business unit factor. Quantifiable financial targets include revenue and EBITDA. Customer satisfaction is measured based upon the results of the Customer Value Index. Each component has its own weight, with financial targets having the greatest value. The individual factor is evaluated on the basis of individual objectives set at the beginning of the year and on key competencies.

According to the above results, the HRCGC determines the size of the annual short-term incentive awards. The calculation of each individual award is derived from a formula, which adds the corporate performance factor (50%) and the business unit factor (50%). The results are then multiplied by the individual performance factor. For executives not assigned to a specific business unit, the business unit factor represents an average of all business units' performance. For the President and Chief Executive Officer, the entire incentive award is determined on the basis of the overall corporate performance.

Actual awards may vary between zero and a maximum of twice the target award according to the achievement of the above factors.

In addition, the HRCGC can approve special short-term incentive awards to recognize the exceptional contribution of an executive.

For 2003, the actual awards ranged from 44% to 161% of target for the Named Executive Officers based on the attainment of the corporate, business unit and individual targets. Mr. Gaffney received an award of $143,174 (or 73% of his target) on the basis of meeting the corporate EBITDA target and exceeding the customer satisfaction target. These achievements were mitigated by the fact that the revenue target was not met. The bonus for Mr. Gaffney was calculated on the salary he earned in 2003 at BCE Emergis.

Long-term Compensation – Stock Options

BCE Emergis has a Stock Option Plan (the "**Plan**") for the benefit of its officers and employees who, in the opinion of the Board of Directors, are contributing to our success. Until 2002, options could be granted to Directors under the Plan (see "Compensation of Directors" in this Circular). The exercise price of an option granted under the Plan cannot be less than the closing price of our common shares on The Toronto Stock Exchange (the "**TSX**") on the last trading day prior to the effective date of the grant of the option, and is payable in full upon exercise.

The period during which options may be exercised is six years from the date of their grant (the "**Option Period**"), except as shortened by the participant's ceasing to be an officer or an employee, as the case may be. Options granted before December 14, 1999 vest over five years as follows: as of the first anniversary of a grant of an option, and in each year thereafter during the Option Period, the option may be exercised as to 20 per cent of the total number of shares optioned, with exercise rights being cumulative from year to year. Options granted on or after December 14, 1999 vest over four years as follows: as to 25 per cent two years after the date of the grant, as to 75 per cent three years after the date of the grant, and as to 100 per cent four years after the date of the grant. Notwithstanding the foregoing, in the event of a change of control of the Corporation, all outstanding options would vest and participants would have the right to exercise the entire unexercised portion of their options. However, for options granted after July 24, 2001, such accelerated vesting would occur only if the participant's services are terminated, other than for cause, or by the participant for a valid reason, within a certain period after the change of control. On June 10, 2002, special options were granted to 38 key employees for retention purposes and in connection with the execution of the revised business plan. These options vest entirely three years after the grant date (two years in the case of the former President and Chief Operating Officer, Mr. Christian Trudeau).

Rights under the Plan are not transferable except as provided in the Plan in the case of death, and during the life of a participant any rights may be exercised only by that participant.

Up to 2000, the executive compensation policy did not contemplate annual grants of options to executives or employees. Grants were normally made at the time of hire and in special circumstances to recognize an exceptional performance or in the context of a special transaction such as when the transaction with Bell Canada took place in August 1998. The executive compensation policy adopted by the Board in 2000 contemplates the grant of stock options at the time of hire and annually, starting in 2001. Under the policy, the annual stock option awards are granted at the beginning of a financial year, and stock option awards vary according to (i) salary and responsibility level (target grant) and (ii) individual performance during the previous financial year (performance grant). In recommending grants of options, the HRCGC does not generally take the value of outstanding options into consideration.

In accordance with this policy, the Board of Directors granted Mr. Blouin options to purchase 40,000 common shares at the beginning of 2003 at an exercise price of $7.65 as the performance grant for 2003, corresponding to the maximum grant provided under the policy at his position level. His 2003 annual target grant of 20,000 options was accelerated and made on June 10, 2002. Following his departure, all options held by him continue to vest in accordance with their respective original schedule up to May 14, 2006, subject to Mr. Blouin remaining an employee of Bell Canada, BCE Inc. or one of its subsidiaries (see also "Executive Compensation – Employment Agreements and Change of Control Agreements" in this Circular).

Following Mr. Gaffney's appointment, 80,000 options at an exercise price of $7.65 were granted to him on May 14, 2003.

Share Ownership Guidelines

In March 2003, the Board of Directors introduced share ownership guidelines applicable to executives. Under these guidelines, executives are required to own common shares of BCE Emergis having a value of not less than a multiple of basic salary, ranging from one time to three times for the President and Chief Executive Officer. Executives are expected to reach this share ownership level within six years.

Conclusion

It is our view that the total compensation of the Named Executive Officers for 2003 was appropriate and well positioned compared to the compensation of our comparator group. We believe that it was also consistent with our compensation philosophy of linking a significant portion of our executives' cash compensation to the attainment of corporate performance objectives and the creation of shareholder value.

Report presented by the Human Resources and Corporate Governance Committee

C. Wesley M. Scott, Chairman
Robert Kearney
Pierre Ducros
Michael J. Sabia

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing December 31, 1998 and ending December 31, 2003.*

Five-Year Cumulative Total Return on $100 Investment


$600
$500
$400
$300
$200
$100
$0
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
BCE Emergis Inc.
S&P/TSX Composite

	Dec. 31, 1998 ($)	Dec. 31, 1999 ($)	Dec. 31, 2000 ($)	Dec. 31, 2001 ($)	Dec. 31, 2002 ($)	Dec. 31, 2003 ($)
BCE Emergis Inc.	100	560	318	329	54	40
S&P/TSX	100	132	141	124	108	137

* Assumes that the initial value of the investment in the common shares and in the S&P/TSX Composite Index was $100 on December 31, 1998, and that all subsequent dividends were reinvested. All prices for our common shares were taken from the TSX.

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table sets forth the compensation for the Named Executive Officers, specifically the President and Chief Executive Officer, the former Chief Executive Officer, the four other most highly compensated executive officers of the Corporation, and the former President and Chief Operating Officer for services rendered in all capacities to the Corporation and its subsidiaries during the fiscal periods ended December 31, 2003, December 31, 2002 and December 31, 2001.

		Annual Compensation			Long-Term Compensation Awards (6)	
Name and Principal Position (1) (2)	**Year**	**Salary ($)** (3)	**Bonus ($)** (3) (4)	**Other Annual Compensation ($)** (3) (5)	**Shares Under Options/SARs Granted (#)** (7)	**All Other Compensation ($)** (3) (8)
TONY GAFFNEY President and Chief Executive Officer	2003	282,115	143,174	-	80,000	1,284
PIERRE J. BLOUIN Former Chief Executive Officer	2003 2002	186,538 315,385	- -	10,962 -	40,000 230,000	11,072 7,110
PATRICK LOULOU Senior Vice-President, Customer Delivery	2003	337,385	113,390	-	15,000 47,374 (BCE Inc.)	12,246
ROBERT A. NEELY President, ePayment Solutions	2003 2002 2001	US 250,000 US 237,373 US 176,528	US 55,000 - US 73,300	- - -	7,500 37,500 25,000	US 7,328 US 6,828 US 3,437
MIRIAM TUERK President, eBusiness Solutions	2003 2002 2001	224,808 199,942 185,001	181,406 - 140,456	- - 4,596	3,500 32,500 8,500	1,643 180,226 696
RENÉ POIRIER Chief Technology Officer	2003 2002 2001	251,923 293,365 250,000	104,219 - 125,000	3,000 3,000 -	7,500 27,500 32,500	31,385 40,937 6,174
CHRISTIAN TRUDEAU Former President and Chief Operating Officer	2003 2002 2001	403,846 397,615 300,000	- - 210,000	10,662 - -	15,000 115,000 80,000	1,427,878 17,286 5,885

(1) The list of the Named Executive Officers for 2003 is different from the one presented in the Circular dated January 9, 2004 mailed to shareholders in connection with a Special Meeting of Shareholders held on February 26, 2004. The determination of the Named Executive Officers for the January 9, 2004 Circular was made assuming that the annual short-term incentive awards for 2003 were to be paid at 100% of target for each executive because the actual incentive amounts to be paid had not yet been determined by the HRCGC or the Board of Directors as of January 9, 2004. The Named Executive Officers presented in this Circular have been determined based on their base salary paid in 2003 and actual incentive awards awarded for 2003.

(2) **Mr. Gaffney** joined the Corporation on May 14, 2003 as Chief Executive Officer. Prior to that date, he was President and Chief Executive Officer, BCE Nexxia Inc. Since May 14, 2003, his compensation has been paid by BCE Emergis and is set forth in the above table. He became President and Chief Executive Officer on December 15, 2003.

Mr. Blouin joined the Corporation on May 13, 2002. Prior to that, he was Executive Vice-President of BCE Inc. and Chief Executive Officer of Bell Mobility Inc. Mr. Blouin ceased to be Chief Executive Officer of the Corporation on May 13, 2003 when he became Group President – Consumer Markets at Bell Canada.

Mr. Loulou joined the Corporation on assignment from BCE Inc. as Senior Vice-President, Customer Delivery on January 3, 2003. Prior to this date, he was Vice-President – Planning and Performance Management at BCE Inc. Since January 3, 2003 his compensation had been paid by BCE Emergis and is set forth in the above table. Base salary for Mr. Loulou was set consistent with BCE Inc. practices and his previous compensation levels. Mr. Loulou returned to Bell Canada on January 23, 2004.

Mr. Neely joined the Corporation on September 29, 2000 as Senior Vice-President, EIPP. He was Chief Marketing Officer from March 1, 2001 to April 4, 2002 when he became President, BCE Emergis - US. He was appointed President, ePayment Solutions effective January 1, 2003. Mr. Neely left the Corporation on February 13, 2004.

Mr. Poirier was appointed Senior Vice-President, Development and Integration on December 1, 1998. He became Senior Vice-President, Product and Delivery on January 1, 1999; Chief Technology Officer on January 1, 2000; and President, BCE Emergis – Canada on April 4, 2002. He was re-appointed Chief Technology Officer on January 1, 2003. Mr. Poirier left the Corporation on February 27, 2004.

Ms. Tuerk joined the Corporation on December 15, 1998 as Vice-President and General Manager. She became Vice-President, Business Development and Strategic Deals on November 11, 1999. Ms. Tuerk was Senior Vice-President, Channel Sales from January 1, 2000 to July 15, 2002 when she became Senior Vice-President, Sales. She was appointed President, eBusiness Solutions on May 9, 2003. On January 28, 2004, Ms. Tuerk was assigned to strategic initiatives. Ms. Tuerk left the Corporation on March 5, 2004.

Mr. Trudeau was Executive Vice-President and Chief Operating Officer from September 8, 1998 to October 1, 2000 when he became President and Chief Operating Officer. Mr. Trudeau left the Corporation on December 12, 2003.

(3) With the exception of **Mr. Neely**, who received his compensation in US dollars, all amounts shown in the above table are in Canadian dollars.

(4) Amounts in this column represent awards under the annual short-term incentive program. For 2003, the actual awards made to the Named Executive Officers range from 44% to 161% of the target. For Mr. Blouin, no award was paid under the short-term incentive program for 2003 as he left the Corporation before the award eligibility date of December 31, 2003. No short-term incentive awards were made in 2002.

(5) In the case of **Mr. Blouin**, "Other Annual Compensation" for 2003 consists of an amount of $10,962 paid for accrued vacation at the time of his departure.

In the case of **Ms. Tuerk** and **Mr. Poirier**, all amounts shown under "Other Annual Compensation" represent the Corporation's contribution to an RRSP.

In the case of **Mr. Trudeau**, "Other Annual Compensation" for 2003 consists of an amount of $10,662 paid for accrued vacation at the time of his departure.

Perquisites and other personal benefits for the Named Executive Officers are not disclosed where they do not exceed the lesser of $50,000 or 10 per cent of the total annual base salary and short-term incentive award of the Named Executive Officers.

(6) There are no Long-Term Compensation Payouts.

(7) There are no Restricted Shares or Restricted Share Units. The numbers in this column represent options granted under the BCE Emergis Stock Option Plan which is described under "Directors' and Officers' Compensation – Report on Executive Compensation – Long-term Compensation – Stock Options" in this Circular. For **Mr. Loulou**, also included are options granted by BCE Inc. in 2003. For information on the BCE Stock Option Program, refer to the BCE Inc.'s most recent management proxy circular.

Mr. Gaffney was granted 80,000 options upon his appointment on May 14, 2003 at an exercise price of $7.65.

Mr. Blouin was granted 40,000 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. On June 10, 2002, he was granted 130,000 options upon his appointment, 20,000 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 80,000 options, all at an exercise price of $9.05. The 80,000 options vest in their entirety three years after the grant date. All options held by Mr. Blouin continue to vest in accordance with their respective original schedule up to May 14, 2006, subject to Mr. Blouin remaining an employee of Bell Canada, BCE Inc. or one of its subsidiaries (for more details, see also "Employment Agreements and Change of Control Agreements" in this Circular).

Mr. Loulou was granted 15,000 options upon his appointment at an exercise price of $7.31. In addition, as part of his agreement with BCE Inc., in February 25, 2003, he received 47,374 BCE Inc. options at an exercise price of $27.99 under the BCE Stock Option Program. These 47,374 options vest over four years from the date of the grant. All BCE Emergis options held by Mr. Loulou continue to vest in accordance with their respective original schedule up to January 23, 2007, subject to Mr. Loulou being an employee of Bell Canada, BCE Inc. or one of its subsidiaries (for more details, see also "Employment Agreements and Change of Control Agreements" in this Circular).

Mr. Neely was granted 7,500 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. On June 10, 2002, he was granted 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 30,000 options at an exercise price of $9.05.

These 30,000 options vest in their entirety three years after the grant date. All options held by Mr. Neely will expire 90 days following his departure from the Corporation in accordance with the Plan rules.

Ms. Tuerk was granted 3,500 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. She received 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 15,000 options at an exercise price of $9.05 on June 10, 2002. These 15,000 options vest in their entirety three years after the grant date. On January 22, 2002, she received 10,000 options (representing the annual grant for 2002) at an exercise price of $42.52. All options held by Ms. Tuerk will expire 90 days following her departure from the Corporation in accordance with the Plan rules.

Mr. Poirier was granted 7,500 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. On June 10, 2002, he was granted 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 20,000 options at an exercise price of $9.05. These 20,000 options vest in their entirety three years after the grant date. All options held by Mr. Poirier will expire 90 days following his departure from the Corporation in accordance with the Plan rules.

Mr. Trudeau was granted 15,000 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. He received 15,000 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 100,000 options on June 10, 2002 at an exercise price of $9.05. These 100,000 options vest in their entirety two years after the date of the grant. Pursuant to an arrangement made with Mr. Trudeau at the time of his departure, options held by Mr. Trudeau will continue to vest and be exercisable until June 12, 2005 (for more details, see "Employment Agreements and Change of Control Agreements" in this Circular).

(8) All Other Compensation includes the following payments by the Corporation:

- Contributions for life insurance coverage in the case of **Messrs. Gaffney** ($1,060 in 2003), **Blouin** ($1,207 in 2003 and $1,918 in 2002), **Loulou** ($2,124 in 2003), and **Poirier** ($372 in 2003, $376 in 2002 and $720 in 2001), **Ms. Tuerk** ($781 in 2003, $505 in 2002 and $669 in 2001), and **Mr. Trudeau** ($1,011 in 2003 and $358 in 2002); contributions for Messrs. Blouin and Loulou were paid by BCE Inc. as a part of the BCE Inc. benefits program;
- Contributions to US group term life insurance for **Mr. Neely** (US$828 in 2003 and 2002, and US$562 in 2001);
- Contributions for spouse life insurance in the case of **Ms. Tuerk** ($473 in 2003, $143 in 2002 and $27 in 2001) and **Mr. Trudeau** ($430 in 2003);
- Contributions to life insurance for the children of **Mr. Trudeau** ($31 in 2003);
- Contributions to accidental death and disability insurance in the case of **Mr. Gaffney** ($224 in 2003), **Ms. Tuerk** ($389 in both 2003 and 2002), and **Messrs. Poirier** ($262 in 2001) and **Trudeau** ($287 in 2003);
- Contributions under the Employee Share Purchase Plan in the case of **Messrs. Blouin** ($9,865 in 2003 and $5,192 in 2002), **Loulou** ($10,122 in 2003), **Poirier** ($635 in 2003, $8,801 in 2002 and $5,192 in 2001) and **Trudeau** ($13,405 in 2003, $11,928 in 2002, and $5,885 in 2001);
- Contributions under the Deferred Profit Sharing Plan used for retirement purposes in the case of **Messrs. Poirier** ($5,378 in 2003 and $6,760 in 2002) and **Trudeau** ($7,680 in 2003 and $5,000 in 2002);
- Contributions under the US 401(k) plan for **Mr. Neely** (US$6,500 in 2003, US$6,000 in 2002, and US$2,875 in 2001);
- Special sales commission ($159,189) in 2002 for **Ms. Tuerk** under a sales compensation program related to outstanding performance of her sales team;
- Promotion bonus of $20,000 in 2002 for **Ms. Tuerk**;
- Promotion bonus of $25,000 in 2002 for **Mr. Poirier**;
- Retention bonus of $25,000 earned in 2003 for **Mr. Poirier**; and
- Payment of $1,405,034 that **Mr. Trudeau** was entitled to upon his departure.

Under the Employee Share Purchase Plan, executives are eligible to make a basic contribution towards the purchase of BCE Emergis common shares of up to 12 per cent of their base salaries matched by a company contribution at the rate of 50 per cent of executive contributions.

Options Granted During the Year ended December 31, 2003

The following table sets forth details of options to purchase common shares of BCE Emergis granted under the Plan to the Named Executive Officers during the financial year ended December 31, 2003. Each option granted under the Plan covers one common share. The Plan is described under the heading "Directors' and Officers' Compensation – Report on Executive Compensation – Long-term Compensation – Stock Options" in this Circular.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted (#) [9]	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Tony Gaffney	80,000 [1]	11.7	$7.65	$7.65	May 14, 2009
Pierre J. Blouin	40,000 [2] [3]	5.8	$7.65	$7.65	January 28, 2009
Patrick Loulou	15,000 [4]	2.2	$7.31	$7.31	February 1, 2009
Patrick Loulou (BCE Inc.)	47,374 [5]	0.8 [6]	$27.99	$27.99	February 25, 2013
Robert A. Neely	7,500 [2] [7]	1.1	$7.65	$7.65	January 28, 2009
Miriam Tuerk	3,500 [2] [7]	0.5	$7.65	$7.65	January 28, 2009
René Poirier	7,500 [2] [7]	1.1	$7.65	$7.65	January 28, 2009
Christian Trudeau	15,000 [2] [8]	2.2	$7.65	$7.65	January 28, 2009

(1) **Mr. Gaffney** was granted 80,000 options upon his appointment.

(2) Options granted as part of the performance grant of options for 2003.

(3) These options, as well as all the other options held by **Mr. Blouin**, will expire pursuant to special arrangements as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(4) **Mr. Loulou** was granted 15,000 options upon his appointment. These options will expire pursuant to special arrangements as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(5) **Mr. Loulou** was granted 47,374 BCE Inc. options under the BCE Stock Option Program as a part of his agreement with BCE Inc. These options vest over a four-year period from the date of the grant as follows: 25 per cent, 50 per cent, 75 per cent, and 100 per cent after one, two, three, and four years, respectively. The option period is 10 years from the date of the grant.

(6) Calculated based on the total number of options granted in 2003 under the BCE Stock Option Program.

(7) These options, as well as all the other options held by **Messrs. Neely** and **Poirier** and **Mrs. Tuerk**, will expire pursuant to the Plan, 90 days following their respective dates of departure from the Corporation.

(8) These options, as well as all the other options held by **Mr. Trudeau**, will expire pursuant to special arrangements as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(9) As free standing SARs are not granted, the numbers relate solely to stock options.

Aggregated Option Exercises During the Year ended December 31, 2003 and Financial Year-end Option Values

The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options, if any, exercised during the year ended December 31, 2003, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options, if any, held at December 31, 2003 and (d) the aggregate value of unexercised in-the-money options at financial year-end, which is the difference between the exercise or base price of the options and the market value of the common shares on December 31, 2003, which was $5.50 per share.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-end (#)		Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Tony Gaffney	0	0	0	80,000	0	0
Pierre J. Blouin	0	0	0	270,000 (1)	0	0
Patrick Loulou	0	0	0	15,000 (2)	0	0
Patrick Loulou (BCE Inc.)	0	0	0	47,374 (3)	0	43,110 (4)
Robert A. Neely	0	0	6,250 (5)	63,750 (5)	0	0
Miriam Tuerk	0	0	26,625 (5)	42,375 (5)	0	0
René Poirier	0	0	103,125 (5)	59,375 (5)	0	0
Christian Trudeau	0	0	212,100 (6)	190,000 (6)	0	0

(1) These options will expire pursuant to the arrangements put in place in connection with **Mr. Blouin's** departure and as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(2) These options will expire pursuant to the arrangements put in place in connection with **Mr. Loulou's** departure and as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(3) These options were granted under the BCE Stock Option Program.

(4) The closing price of BCE Inc. shares was $28.90 on December 31, 2003.

(5) These options will expire 90 days following the departures of **Messrs. Neely** and **Poirier** and **Ms. Tuerk** from the Corporation in accordance with the Plan rules.

(6) These options will expire pursuant to the arrangements put in place in connection with **Mr. Trudeau's** departure and as described under "Employment Agreements and Change of Control Agreements" in this Circular.

Pension Arrangements

As executives of a subsidiary of BCE Inc., Messrs. Gaffney, Blouin and Loulou continued to participate in the non-contributory defined benefit pension plan of BCE Inc. (the "**BCE Pension Plan**"). In addition, Messrs. Blouin and Gaffney were covered by a supplementary executive retirement agreement (the "**SERP**") with BCE Inc. The following tables show estimated annual pension benefits payable, under the BCE Pension Plan and the SERP, upon retirement at age 65, to a participant in specified average earnings and years of service classifications. In no case may a participant receive under the BCE Pension Plan and the SERP an annual aggregate pension benefit from BCE Inc. in excess of 70% of average pensionable earnings. The other Named Executive Officers do not participate in a defined benefit pension plan. Mr. Neely participates in a company-sponsored U.S. 401(k) plan pursuant to which employee contributions are matched by company contributions, 100 per cent for the first US $1,000 and 50 per cent for the remainder of employee contributions, which cannot exceed 10 per cent of their base salary or US$12,000, whichever is greater. The Corporation's contributions are shown under "All Other Compensation" in the Summary Compensation Table in this Circular.

	PENSION PLAN TABLE					PENSION PLAN TABLE (SERP)				
Pensionable earnings ($)	Pensionable years of service					Pensionable years of service				
	2	5	10	20	30	2	5	10	20	30
300,000	9,600	24,100	48,200	94,700	137,100	9,600	24,100	48,200	96,400	142,000
500,000	16,400	41,100	82,200	161,500	233,900	16,400	41,100	82,200	164,400	242,200
700,000	23,200	58,100	116,200	228,300	330,700	23,200	58,100	116,200	232,400	342,400
900,000	30,000	75,100	150,200	295,100	427,500	30,000	75,100	150,200	300,400	442,600
1,100,000	36,800	92,100	184,200	361,900	524,300	36,800	92,100	184,200	368,400	542,800

Benefits shown above are not subject to any deductions for government benefits or other offset amounts. The benefits are partially indexed annually to increases in the Consumer Price Index but in no case shall indexation exceed 4%.

The following describes the pensions payable to a participant under the BCE Pension Plan, as supplemented by the SERP:

1. Pensions are based on pensionable service and the one-year average of the best consecutive 36 months of pensionable earnings. Pensionable earnings include salary and short-term incentive awards, up to the target. The inclusion of such awards is subject to a maximum limit.

2. A participant is credited with 1.5 years of pensionable service for each year of service as an officer of BCE Inc. or of a subsidiary or associated company of BCE Inc.

3. Pensions are payable for life with a spousal survivor benefit entitlement of approximately 60% of the pension payable to the participant.

4. A retirement allowance equal to one year's base salary is payable at time of retirement. This amount is not included in computing the participant's pensionable earnings.

5. A participant generally becomes eligible to SERP benefits upon reaching: (i) age 55 or more and the sum of age and service equals or exceeds 85; (ii) age 60 or more and the sum of age and service equals or exceeds 80; or (iii) age 65 and 15 years of service. For purposes of this paragraph (5), service excludes the additional 0.5 year of pensionable service credited for each year of service as an officer.

6. For purposes of computing their total retirement benefits, as of December 31, 2003, Mr. Blouin had 21.8 years of pensionable service, Mr. Gaffney 2.5 years of service, and Mr. Loulou 1.7 years of service.

Employment Agreements and Change of Control Agreements

Upon the departures of Messrs. Blouin and Loulou, there were no special compensation arrangements except for the arrangements governing the vesting and exercise of their stock options described below.

Pursuant to the material terms of Mr. Gaffney's arrangement, in the event of termination of his employment with the Corporation either (i) without cause, or (ii) due to resignation for valid reasons outlined in the agreement, and any other reason which would constitute constructive dismissal, Mr. Gaffney would be entitled to receive an amount equal to 18 months of his base salary and target bonus subject to signing a non-competition agreement. If the termination of Mr. Gaffney's employment without cause or due to resignation for valid reasons occurs within 12 months following a change of control (as defined below) that occurs during the first year of his employment with the Corporation, the severance payment would equal 24 months of his base salary and target bonus. Mr. Gaffney would continue to receive benefits for the period covered by severance (18 or 24 months) or until he obtains alternative employment, whichever is sooner. The severance provisions do not apply if Mr. Gaffney is offered an equivalent position within the BCE Inc. group of companies. The agreement defines change of control as any transaction or series of transactions following which BCE Inc. or any affiliated company of BCE Inc. holds less than 50 per cent of the voting equity of the Corporation.

Pursuant to arrangements with Mr. Blouin, all options held by Mr. Blouin upon his departure from the Corporation will continue to vest in accordance with their respective original schedule up to May 14, 2006, subject to Mr. Blouin remaining an employee of Bell Canada, BCE Inc. or one of its subsidiaries. However, in case of a "Change of Control" substantially as defined under the Stock Option Plan of the Corporation, Mr. Blouin will have 90 days to exercise each option as to a number of shares established on a proportional basis; provided however that, notwithstanding the foregoing, all unvested or unexercised options held by Mr. Blouin on May 14, 2006 will expire on such date. All options held by Mr. Blouin are forfeited after 91 days following such Change of Control.

Pursuant to arrangements with Mr. Loulou, all options held by Mr. Loulou upon his departure from the Corporation will continue to vest in accordance with their respective original schedule up to January 23, 2007, subject to Mr. Loulou remaining an employee of Bell Canada, BCE Inc. or one of its subsidiaries. However, in case of a "Change of Control" substantially as defined under the Stock Option Plan of the Corporation, Mr. Loulou will have 90 days to exercise each option as to a number of shares established on a proportional basis; provided however that, notwithstanding the foregoing, all unvested or unexercised options held by Mr. Loulou on January 23, 2007 will expire on such date. All options held by Mr. Loulou are forfeited after 91 days following such Change of Control.

Pursuant to arrangements with Mr. Neely, following Mr. Neely's departure from the Corporation, in addition to accrued vacation pay, he will receive 12 months of base salary payable in 12 equal instalments. Such amounts cover consulting services to be provided by Mr. Neely to the Corporation for a period of two months. The arrangements between the Corporation and Mr. Neely also provide for additional consulting services by Mr. Neely beyond the two-month period until February 28, 2005. Mr. Neely will continue to receive medical benefits until such date or until he obtains alternative employment, whichever is sooner. The agreement between the Corporation and Mr. Neely further provides for non-competition covenants in favour of the Corporation for a period of 12 months after the date of termination of employment. All options held by Mr. Neely will expire 90 days following his departure from the Corporation in accordance with the Plan rules.

Pursuant to arrangements offered to Ms. Tuerk, following Ms. Tuerk's departure from the Corporation, Ms. Tuerk is entitled to receive her regular bi-weekly base salary until May 31, 2005. She is also entitled to receive a pro-rated annual bonus at target up to such date. In case Ms. Tuerk finds alternative employment before May 31, 2005, she will receive a lump sum payment equal to 50% of the balance she would have received had she remained unemployed until such date. Ms. Tuerk is also entitled to continue to receive medical, dental and basic life insurance benefits and car allowance for 16 months or until she obtains alternative employment, whichever occurs first. The arrangements between the Corporation and Ms. Tuerk are conditional upon non-competition covenants in favour of the Corporation for a period of 12 months after the date of termination of employment. The terms and conditions of these arrangements are yet to be finalized. All options held by Ms. Tuerk will expire 90 days following her departure from the Corporation in accordance with the Plan rules.

Pursuant to arrangements with Mr. Poirier, upon Mr. Poirier's departure from the Corporation, Mr. Poirier will receive, in addition to accrued salary and vacation pay, an amount equal to 12 months of base salary and target bonus, and a pro-rated 2004 bonus. He will also continue to receive medical, dental and basic life insurance benefits for a period of 12 months or until he obtains other employment, whichever is sooner. The agreement between the Corporation and Mr. Poirier further provides for non-competition covenants in favour of the Corporation for a period of 12 months after the date of termination of employment. All options held by Mr. Poirier will expire 90 days after his departure from the Corporation in accordance with the Plan rules.

In the Spring of 2003, BCE Emergis put in place arrangements to assist in retaining and motivating certain key senior executives then in office in the context of the strategic review initiated at that time. Mr. Gaffney, who was appointed as Chief Executive Officer of the Corporation on May 14, 2003, does not benefit from such arrangements.

These arrangements provide for fixed retention amounts, with the time of payment of various instalments of same being dependent on time of announcement of one or more major transactions involving one of the Corporation's subsidiaries, and time at which the Board of Directors determines that the strategic review process is concluded. In the absence of any major transaction, outside payment dates are specified. Another retention component is payable to each such executive on a specified date, subject to the attainment by the executive of specified personal objectives. All retention payments are conditional upon the executive being in office at the specified payment dates. For Ms. Tuerk, the total amount of these retention payments was equal to $100,000, none of which were made in 2003. For Mr. Trudeau, the total amount of these retention payments was equal to 12 months of base salary.

In May 2003, an agreement with Mr. Trudeau was also reached that provided that in the event of termination of his employment without cause, he would receive an amount equal to 18 months of base salary and target bonus, as well as a pro-rated retention payment. Accordingly, upon his departure in December 2003, he was paid a severance amount equal to $1,244,000. The agreement made with Mr. Trudeau upon his departure also provided for the 2003 bonus to be payable in 2004. He will also continue to receive medical, dental and basic life insurance benefits for a period of 18 months or until he obtains other employment, whichever is sooner. The arrangements between the Corporation and Mr. Trudeau further provide for non-competition covenants in favour of the Corporation for a period of 18 months after the date of termination of employment. Upon his departure, an agreement was made that all stock options issued under the Stock Option Plan of the Corporation and held by Mr. Trudeau will continue to vest for 18 months according to the schedule under the Plan (or June 12, 2005). However, in the event of a "Change of Control" substantially as defined under the Plan, all options held by Mr. Trudeau will vest and he will have 90 days to exercise them, after which time his options would be forfeited.

Compensation of Directors

In 2003, Directors who are not officers or employees of BCE Emergis or of any of its affiliates[1] (the "Eligible Directors") were compensated for their services as Directors on the following basis:

Annual Board Retainer [2]	$20,000
Annual Audit Committee Retainer	$1,000
Annual HRCGC Retainer	$1,000
Annual HRCGC Chairperson Retainer [3]	$4,000
Annual Audit Committee Chairperson Retainer [3]	$20,000
Board and HRCGC Attendance Fees	$1,000
Audit and ad hoc Committees Attendance Fees	$1,500

Notes:

1. Messrs. Michael J. Sabia and William D. Anderson being officers of BCE Inc. and Mr. Gaffney (and Mr. Blouin before his termination on May 13, 2003) being an officer of BCE Emergis are not entitled to compensation as Directors.
2. The Annual Board Retainer fee is paid in share units under the Share Unit Plan described below until the Director's minimum share ownership level is attained (see "Minimum Share Ownership Guideline" below). Once it is attained, the Director may elect to continue to receive the Annual Board Retainer fee in share units. All other fees are paid in cash unless the Director elects to be paid these fees in the form of share units.
3. The Annual Audit Committee and HRCGC Chairperson Retainer fees include the Annual Committee Retainer Fees.
4. If a Director resides more than 1,000 km away from Montreal, travel fees of $1,000 per meeting are paid.
5. Directors are no longer entitled to stock options.

A special compensation of $50,000 each was granted to Mr. Pierre Ducros, as Chairman of a Special Committee (a non-standing Committee composed of independent directors) and to Mr. Robert Kearney, as Chairman of the Audit Committee, for their extensive services in 2002. In 2002, the Special Committee met 7 times and the Audit Committee met 12 times. Such compensation was granted after the annual meeting of May 13, 2003 and as a consequence was not included in last year's Management Proxy Circular.

Directors' Share Unit Plan

So as to align more closely the interests of our Directors with those of our shareholders, effective October 1, 1999, the fees payable to Eligible Directors, other than attendance fees have been paid in the form of share units under the BCE Emergis Inc. Share Unit Plan for Non-Employee Directors (1999) (the "**Share Unit Plan**"). Directors may also elect to receive the attendance fees in the form of share units. The Share Unit Plan was amended on April 1, 2003 to provide that the Annual Board Retainer is paid in the form of share units until the minimum share ownership level is met (see below). Once this level is met, a Director may elect to receive the Annual Board Retainer in share units or in cash. The Committee Retainer fees, the Committee Chairperson Retainer fees and the attendance fees are paid in cash unless the Director elects to be paid these fees in the form of share units. Under the Share Unit Plan, each quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the applicable fees payable in share units for such quarter is credited to the account maintained for each Eligible Director. No shares are purchased on the open market until such time as a Director ceases to be a member of the Board of Directors. Following the cessation of Board service (or following the day when a Director ceases to be an employee of BCE Emergis or any of its affiliates, whichever occurs later), the Corporation purchases on the open market a number of common shares of the Corporation equal to the Director's credit balance under the Share Unit Plan after remittance of applicable withholding taxes; and such shares are then delivered to the Director.

Stock Options

The Board of Directors adopted a policy in 2001 with respect to the grant of options to Directors pursuant to which a maximum of 25,000 options could be granted to a Director upon his or her joining the Board and thereafter, up to 5,000 options per year could be granted. No options were granted to Directors in 2002. On December 17, 2002, the Board rescinded the 2001 policy and decided that no grants of options would thereafter be made to Directors and that the Plan would be amended accordingly. Two Directors continue to hold stock options that were granted in 1998.

Minimum Share Ownership Guideline

Under the Share Ownership Guideline adopted by the Board on December 17, 2002, Directors must own, within three years from their election to the Board, common shares or share units of BCE Emergis having a value of $60,000, which is equivalent to three times the Annual Board of Directors Retainer fee. The value is measured at the higher of the purchase price (or historical cost) or fair market value.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We seek to attain high standards of corporate governance. The Board of Directors has carefully considered the corporate governance guidelines adopted by the TSX and believes that we are well aligned with such guidelines. The Canadian Securities Administrators have published for comments in January 2004 proposed rules governing disclosure of corporate governance practices which are intended to replace the TSX disclosure rules. Once these rules are adopted, the Board will reassess our corporate governance practices and make any necessary changes. A description of our corporate governance practices is set out below.

TSX Corporate Governance Guideline	Do we align?	Our corporate governance practices
1. The Board should explicitly assume responsibility for our stewardship, and specifically for:	Yes	The Board has overall responsibility for the management and supervision of our affairs. The Board has established an administrative procedure which prescribes the rules governing the approval of transactions carried out in the course of our operations, the delegation of authority and the execution of documents on our behalf. For instance, the appointment of officers as well as the authorization of investments and expenditures above a certain dollar threshold are subject to review and approval by the Board.
a. the adoption of a strategic planning process	Yes	The Board's duties include review and approval of our corporate strategy. One or more meetings of the Board are set aside every year for substantive strategic planning sessions. In a subsequent meeting, the Board reviews and approves a business plan and annual budget reflecting the strategy. In addition, key objectives of the strategy reflected in quantifiable financial targets are incorporated into an annual management mandate (the "**Corporate Mandate**") approved at a Board meeting early in the year and the key objectives of the Chief Executive Officer are aligned with the strategy.
b. the identification of principal risks, and implementing risk management systems	Yes	The Board, through its Audit Committee, reviews the principal risks of BCE Emergis and the implementation of appropriate systems to manage such risks.
c. the succession planning, appointing, training and monitoring of senior management	Yes	As part of its mandate, the Board focuses on the integrity, quality and continuity of management required to attain our corporate goals. The HRCGC reviews and reports periodically to the Board on succession planning, on officer appointments and development and annually on the performance of management in relation to the Corporate Mandate. Annually, the HRCGC measures management's performance and compensation against the set of objectives comprised in the Corporate Mandate. A Code of Business Conduct applicable to employees, consultants and directors has been approved by the Board in 2003 and rolled-out to all employees.
d. the communications policy	Yes	The Board reviews periodically communications with shareholders, financial analysts, employees and the media. Procedures for receiving feedback from shareholders have also been developed. For instance, in addition to the annual meeting, lines of communication (meetings, conferences, press releases and quarterly conference calls) have been established with the investment community and the media to explain our results and corporate strategy as well as to answer questions. We have toll free numbers for shareholder enquiries and investor relations (1-866-363-7447) and general enquiries (1-888-709-8759). In addition, we present detailed information on our business on our website (www.emergis.com). The Board has also approved a Disclosure Policy to ensure that our communications to the investment community, the media and the general public

TSX Corporate Governance Guideline	Do we align?	Our corporate governance practices
		are timely, factual and accurate, and broadly disseminated, in accordance with applicable legal requirements.
e. the integrity of internal control and management information systems	Yes	The Board, through its Audit Committee and in consultation with our external and internal auditors, considers and reviews the integrity of our financial reporting processes, both internal and external, and the adequacy of our internal controls, including computerized systems controls and security.
2. A majority of Directors should be unrelated (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to our best interests, other than interests and relationships arising solely from shareholding)	Yes	Only one of the seven persons proposed for election to the Board in this Circular is a related Director pursuant to the TSX corporate governance guidelines, namely Tony Gaffney who is our President and Chief Executive Officer. Accordingly, six out of seven Directors proposed for election to the Board in this Circular are unrelated Directors. In addition, three Directors proposed for election to the Board in this Circular are considered by the Board as independent from our significant shareholder, BCE Inc., which owns approximately 64% of our outstanding shares. They are Messrs. Pierre Ducros, Robert Kearney and J. Spencer Lanthier. Messrs. Michael J. Sabia, and William D. Anderson are officers of BCE Inc. whereas Mr. John H. McArthur is a non-executive director of BCE Inc. There is therefore fair representation on the Board for shareholders other than BCE Inc.
3. Disclose for each Director whether he is related, and how that conclusion was reached	Yes	Tony Gaffney Related – is our President and Chief Executive Officer. Messrs. Michael J. Sabia and William D. Anderson are officers of BCE Inc., our majority shareholder. The TSX guidelines recognize that interests and relationships arising solely from shareholding do not make a Director a "related" Director. Mr. Sabia is also an officer and Director of Bell Canada, a major supplier to, and customer of, the Corporation. Bell Canada is a subsidiary of BCE Inc. However, such relationship is not material from Bell Canada's standpoint. In reviewing the status of Directors as unrelated under the TSX corporate governance guidelines, the Board of Directors has concluded that a Director's ability to act with a view to our best interests, and to thereby qualify as an "unrelated Director", would not be impaired as a result of such Director being an executive officer of another company that does business with the Corporation or its subsidiaries provided annual sales to, or purchases from, the Corporation and its subsidiaries are not material to the company of which he or she serves as an executive officer. On this basis, Messrs. Michael J. Sabia and William D. Anderson are considered unrelated Directors. Under the corporate governance rules proposed by the Canadian Securities Administrators on January 16, 2004, the members of the Board would all be considered independent except for Mr. Tony Gaffney, as President and Chief Executive Officer, and Messrs. Sabia and Anderson who are officers of BCE Inc., due to the fact that our internal audit function is performed by employees of BCE Inc.

TSX Corporate Governance Guideline	Do we align?	Our corporate governance practices
		The other nominees as Directors, Messrs. Pierre Ducros, Robert Kearney, J. Spencer Lanthier and John H. McArthur are unrelated Directors. None of them, or their associates, have: • worked for BCE Emergis or its subsidiaries; • contracts with BCE Emergis or its subsidiaries or are executive officers or partners of entities that do business with BCE Emergis or its subsidiaries; or • received remuneration from BCE Emergis or its subsidiaries (other than compensation for Directors' services).
4. a. Appoint a Committee of Directors responsible for proposing to the full Board new nominees to the Board and for assessing Directors on an ongoing basis	Yes	The mandate of the HRCGC includes evaluating, considering and making recommendations to the Board with respect to new candidates for election or appointment to the Board. A formal process took place in 2002, led by the HRCGC, to identify a new candidate for election to the Board. The HRCGC also undertakes periodic surveys of Directors to allow each Director to assess the effectiveness of the Board and its Committees as well as to appraise his or her own participation on the Board.
b. Composed exclusively of outside (non-management) Directors, the majority of whom are unrelated	Yes	The HRCGC is composed of four outside and unrelated Directors, three of whom are independent from our significant shareholder.
5. Implement a process for assessing the effectiveness of the Board, its Committees and individual Directors	Yes	The HRCGC undertakes a periodic survey of all Directors to allow each Director to assess the effectiveness of the Board and of its Committees as well as to appraise his or her own participation on the Board. The HRCGC reports to the Board on the results of the survey.
6. Provide orientation and education programs for new Directors	Yes	An orientation program is in place for new Board members. In particular, upon joining the Board, Directors are given the opportunity to meet with members of senior management to familiarize themselves with our business and are provided with material about our strategy, our operations and our policies.
7. Consider reducing size of Board, with a view to improving effectiveness	Yes	The Board is of the view that its current size (nine members as of March 30, 2004 and seven members as of May 11, 2004 as proposed in this Management Proxy Circular) is well suited to our circumstances and allows for the efficient functioning of the Board as a decision-making body.
8. The Board should review compensation of Directors in light of risks and responsibilities	Yes	The HRCGC conducts a periodic review of the Directors' remuneration for Board and committee service in relation to current norms, and recommends any change for Board approval. In 2002, in part to address the risks and responsibilities involved in being an effective Director, the HRCGC conducted a thorough review of our outside Directors' compensation arrangements, culminating in the adoption of a new compensation arrangement for such Directors. See "Directors' and Officers' Remuneration – Compensation of Directors" in this Circular for particulars.
9. The Committees of the Board should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors	Yes	The Audit Committee is currently composed of six outside and unrelated Directors, four of whom are independent from our significant shareholder. All members are financially literate and at least two members have accounting or related financial experience. For the HRCGC's composition, see item 4(b) above.

TSX Corporate Governance Guideline	Do we align?	Our corporate governance practices
10. The Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues	Yes	The HRCGC is responsible for developing and monitoring our approach to governance issues, on which it reports to the Board periodically, and for our response to the TSX's governance guidelines.
11. a. Define limits to management's responsibilities by developing mandates for the Board and the CEO	Yes	The respective roles of the Board and of the Chief Executive Officer are set out in our *Schedule of Authorities* which lists all transactions that management is authorized to carry out without necessitating specific Board approval. Any corporate action that is not specifically authorized under the *Schedule of Authorities* requires approval by the Board.
b. Board should approve CEO's corporate objectives	Yes	The corporate objectives for which the Chief Executive Officer has responsibility are approved annually by the Board early in the first quarter of each year. The achievement of the objectives is assessed annually by the Board.
12. Establish procedures to enable the Board to function independently of management	Yes	The Board has a separate, non-executive Chairman and only one Director is a member of Management. The Chairman has responsibility to ensure that the Board can function independently of Management. In addition, Directors can add items to Board agendas which are distributed in advance of meetings and agendas for Committee meetings are under the responsibility of the chairperson of such Committees. Furthermore, it is the HRCGC's practice to reserve time for meeting without Management at each of their scheduled meetings. In addition, the Board meets without the Chief Executive Officer when his performance and compensation are discussed and, finally, there is a process by which feedback is solicited from Directors on how the Board can operate more effectively.
13. a. Establish an Audit Committee with a specifically defined mandate	Yes	The Board has approved a mandate for the Audit Committee and such mandate is reviewed annually. On March 12, 2004, a new mandate for the Audit committee was approved by the Board. The purpose of the Audit Committee is to assist the Board in its oversight of the following: • the integrity of the Corporation's financial statements and related information; • the Corporation's compliance with applicable legal and regulatory requirements as well as business ethical standards; • the independence, qualifications and appointment of the shareholders' auditors; • the performance of the Corporation's internal auditor and shareholders' auditors; • management responsibility for financial disclosure and reporting on internal control; and • risk management policies and procedures. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.
b. All members should be non-management Directors	Yes	The Audit Committee is only composed of non-management or outside Directors. Under the corporate governance rules adopted by the Canadian Securities Administrators and effective

TSX Corporate Governance Guideline	Do we align?	Our corporate governance practices
		March 30, 2004, the members of the Audit Committee would all be considered independent except for Mr. Anderson who is an officer of BCE Inc.
14. Implement a system to enable individual Directors to engage outside advisers, at our expense	Yes	In performing its responsibilities, the Board, a committee of the Board or an individual Director may, as required, and, in the case of an individual Director, subject to the approval of the Chairman of the HRCGC, engage an outside advisor at our expense.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Directors' and officers' liability insurance in the aggregate amount of US$280 million (reduced to US$200 million for events on or after November 1, 2003) is purchased for the protection of all the directors and officers of BCE Inc., its subsidiaries (including BCE Emergis) and certain of its associated companies against liability incurred by such directors and officers. In 2003, the aggregate amount charged against earnings by BCE Emergis for its portion of the premium paid in respect of its Directors and officers as a group was US$56,906. In any case in which BCE Emergis is not permitted by law to reimburse the insured, the deductible is nil. Where BCE Emergis is permitted to reimburse the insured, the deductible is US$300,000 per event (for events on or after November 1, 2003, the deductible is US$1,000,000, or US$5,000,000 for persons sitting on other boards of directors at BCE Emergis' request).

INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in the accompanying 2003 Annual Report (which includes our audited consolidated financial statements for the financial year ended December 31, 2003), in our Annual Information Form dated May 7, 2003 and in this Circular under "Executive Compensation – Employment Agreements and Change of Control Agreements", we are not aware that any of the Directors, officers, nominees for election as Directors, other insiders or any persons associated or otherwise related to any of them has had a material interest in any transaction carried out since the beginning of our last completed fiscal year or proposed transaction which has materially affected or could materially affect the Corporation.

2004 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than January 5, 2005 to be considered for inclusion in next year's Management Proxy Circular for the purposes of our 2005 Annual Meeting of shareholders.

ADDITIONAL INFORMATION

Copies of our latest annual information form, latest audited financial statements, interim financial statements filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained upon request. Requests should be addressed to the Corporate Secretary at 1155 René-Lévesque Blvd. West, Suite 2200, Montréal, Québec H3B 4T3 (telephone: (514) 868-2200 or 1-888-206-5116; facsimile: (514) 868-2344).

APPROVAL OF CIRCULAR

I, the undersigned, Executive Vice-President, Law and Corporate Secretary of BCE Emergis Inc., hereby certify that the contents of this Management Proxy Circular and the sending thereof to each shareholder entitled to receive notice of and vote at the Meeting, to each Director, to the auditors of BCE Emergis and to the appropriate governmental agencies were approved by the Board of Directors on April 5, 2004.

Monique Mercier

Monique Mercier
Executive Vice-President, Law and
Corporate Secretary

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS FOR REGISTERED SHAREHOLDERS OF BCE EMERGIS INC.

BCE Emergis has an "electronic delivery" program under which you, as a BCE Emergis shareholder, will be notified when quarterly reports to shareholders, annual reports and other corporate information are available on BCE Emergis' website at www.emergis.com/investor. With your consent, BCE Emergis will make the information available to you electronically instead of sending you the information by mail. To enable BCE Emergis to provide increased convenience to shareholders, benefit the environment and reduce the costs for the corporation, BCE Emergis encourages its shareholders to take advantage of the electronic delivery program. If you wish to do so, you must complete the consent form below and return it to BCE Emergis' transfer agent, CIBC Mellon Trust Company, by fax at (416) 643-3136, or in the enclosed self-addressed return envelope. BCE Emergis encourages you to read the consent form carefully so that you understand the terms under which electronic delivery will be made. **If you would like to continue receiving these documents by mail, no action is required.**

If you have any questions about BCE Emergis' electronic delivery program, please call CIBC Mellon Trust Company at 1-800-387-0825 or send an e-mail to generalinquiries@cibcmellon.com.

To: BCE Emergis

1. I consent to receiving the BCE Emergis documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of shares I hold and may include:

    - BCE Emergis' Quarterly Reports to shareholders (1st, 2nd and 3rd quarter reports);
    - BCE Emergis' Annual Reports (including Annual Financial Statements and Management's Discussion and Analysis);
    - Notices of BCE Emergis' Annual or Special Meetings of Shareholders and relevant related proxy material (*when permitted by law*); and
    - Other corporate information about BCE Emergis.

2. I understand and agree that BCE Emergis will notify me when a document which I am entitled to receive is available at BCE Emergis' website at www.emergis.com/investor. I understand that this notice will be provided once BCE Emergis has filed the relevant documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as BCE Emergis may determine.

3. I acknowledge that access to Internet e-mail and the World Wide Web is required for me to access a document electronically and I confirm that I have such access. **I understand and agree that any costs associated with my electronic access, such as usage charges from Internet access providers and telephone companies, will be my responsibility.**

4. I understand and agree that:

    - any e-mail notice or other notification will not contain an actual document;
    - any e-mail notice or other notification will contain BCE Emergis' web address (or a hyperlink identifying where a document is located);
    - by entering BCE Emergis' web address into my web browser, I can access, view, download and print a document from my computer;
    - *a document distributed electronically will be in Adobe's Portable Document Format (PDF);* and
    - the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's website at www.adobe.com.

(continued on reverse)

5. I understand that I may request a paper copy of a document for which I have consented to electronic delivery by calling CIBC Mellon Trust Company at 1 800 387-0825 or by sending CIBC Mellon Trust Company a fax at (416) 643-5660 or at (416) 643-3135. My request can also be made by e-mail at generalinquiries@cibcmellon.com or by regular mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9.

6. I understand and agree that:

   - at any time and without giving me advance notice, BCE Emergis may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
   - if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7. I understand that BCE Emergis will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting on the website.

8. I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time by notifying CIBC Mellon Trust Company by fax at (416) 643-3136, by e-mail at generalinquiries@cibcmellon.com, or mail at CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

9. I understand that I am not required to consent to electronic delivery of documents.

I am a registered shareholder of BCE Emergis. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder name: ____
Please print

Shareholder signature: ____

Shareholder e-mail address: ____
Please print

Shareholder address: ____

____

____

I understand and agree that such consent to electronic delivery will apply for the distribution of aforementioned material to me as a registered shareholder of BCE Emergis.

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS FOR NON-REGISTERED SHAREHOLDERS OF BCE EMERGIS INC.

Dear Shareholder:

BCE Emergis' goal is to provide investors with access to shareholder communications as efficiently and effectively as possible. As such, we have adopted the following document delivery approach.

Introducing electronic access to shareholder communications

This initiative will give shareholders the ability to electronically access the following important company documents easily and quickly. These documents may include:

- BCE Emergis' Quarterly Reports to shareholders;
- BCE Emergis' Annual Reports (including Annual Financial Statements and Management's Discussion and Analysis);
- Notices of BCE Emergis' Annual or Special Meetings of Shareholders and related proxy material (*when permitted by law*); and
- Other corporate information about BCE Emergis.

This initiative is meant to increase convenience for you, provide benefits to our environment, and reduce costs, however, this new approach may not be accessible or suitable for everyone. In this case, paper copies of company documents will continue to be provided.

If you wish to take advantage of this online program, you must have an electronic mail (e-mail) account and access to an Internet browser. **Please note that any costs associated with your electronic access, such as usage charges from Internet access providers and telephone companies, will be your responsibility.**

How to enroll for electronic delivery of documents

To take advantage of electronic delivery, please **go to www.investordeliverycanada.com and follow the instructions for enrollment**. Please use the 12 character Control Number displayed on the enclosed Voting Instruction Form. If you hold BCE Emergis shares in multiple accounts, you will receive meeting packages and a corresponding Control Number for each account. You must register for each account separately. Each account will be coded for electronic delivery of documents and you will be notified when companies held in your accounts make them available on-line. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address. Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.

Your enrollment in the online program will remain in effect until you cancel your enrollment. You may cancel your enrollment at any time by accessing the **www.investordeliverycanada.com** website.

Electronic Voting

You may also vote your shares through the Internet. You will receive an e-mail notification on how to access BCE Emergis documents when they become available, as well as a Control Number to enable you to vote your shares through the **www.proxyvotecanada.com** Internet website. The control number is also displayed on the Voting Instruction Form if you received paper copies of documents.

We hope that you will take advantage of these new online services.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

RECEIVED
2004 APR 30 P 12:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reporting Issuer Name: BCE EMERGIS INC.

Participation Fee for the Financial Year Ending: DECEMBER 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		103,216,870	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$6.58	
Market value of class or series	=	679,167,004.60	____(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		N/A	____(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		N/A	____(B)
(Repeat for each class or series of corporate debt or preferred shares)		N/A	____(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		679,167,004.60	
Total fee payable in accordance with Appendix A of the Rule		35,000	
~~Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)~~		N/A	
Reduction for Transitional Fee Owing:			
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12		N/A	
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		N/A	

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
<u>year or elapsed since most recent financial year</u>
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

<u>Market value of securities</u>:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

<u>Financial Statement Values</u> (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\text{Total Fee Payable} \times \frac{\text{Number of months remaining in financial year year or elapsed since most recent financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

BCE Emergis

Le 19 avril 2004

COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC
Service de l'information continue
800 Square Victoria
22e étage
Montréal (Québec)
H4Z 1G3

Objet: BCE Emergis Inc. (la « Société »)

Messieurs,

Conformément à l'article 114 du Règlement sur les valeurs mobilières, nous vous transmettons ci-dessous le rapport sur les titres placés au Québec par la société sous le régime de la dispense prévue à l'article 52 de la Loi sur les valeurs mobilières, pour son exercice terminé le 31 décembre 2003.

Dans le cadre du régime d'options d'achat d'actions de la société, un total de 192 166 options ont été octroyées à des résidents du Québec aux prix ci-dessous. Aucune option n'a été exercée au Québec.

Octrois d'options

Date	Prix	Nombre d'options
1 janvier, 2003	$7.47	1,500
28 janvier, 2003	$7.65	120,166
1 février, 2003	$7.31	20,000
1 mars, 2003	$7.25	3,000
1 avril, 2003	$7.28	5,500
1 mai, 2003	$7.80	4,000
1 juin, 2003	$7.54	3,000
1 juillet, 2003	$6.35	9,000
1 août, 2003	$6.39	9,500
1 septembre, 2003	$6.32	7,500
1 octobre, 2003	$5.27	5,500
1 novembre, 2003	$5.32	3,000
1 décembre, 2003	$6.65	500

Espérant le tout conforme, nous vous prions d'agréer, Messieurs, nos salutations distinguées.

(Signé)

Monique Mercier

MM/kg